Form 20-F
period 2004-12-31
NORTHERN CANADIAN MINERALS INC.
filed 2005-07-18
CIK 1260092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO _________________.

Commission file number: __________

NORTHERN CANADIAN MINERALS INC.

(formerly American Nevada Gold Corp.)

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

(Title of Class)

Number of outstanding shares of each of the Company’s classes of capital or common stock as of the period covered by the registration statement. As at December 31, 2004, there were 7,262,583 common shares issued and outstanding.

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

Item 17    X

Item 18

TABLE OF CONTENTS

GLOSSARY OF TERMS

5

NOTE REGARDING FORWARD-LOOKING STATEMENTS

7

REFERENCE INFORMATION

7

PART I

8

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

12

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

B.

Business Overview

17

C.

Organizational Structure

25

D.

Property, Plants and Equipment

26

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

26

A.

Operating Results

26

B.

Liquidity and Capital Resources

29

C.

Research and Development, Patents and Licenses, Etc.

30

D.

Trend Information

30

E.

Off-Balance Sheet Arrangements

30

F.

Tabular Disclosure of Contractual Obligations

30

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

30

A.

Directors and Senior Management

30

B.

Compensation

33

C.

Board Practices

35

D.

Employees

36

E.

Share Ownership

36

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

37

A.

Major Shareholders

37

A.1.a

Holdings by Major Shareholders

37

A.2

Canadian Share Ownership

38

A.3

Control of Company

39

A.4

Change in Control Arrangements

39

B.

Related Party Transactions

39

C.

Interests of Experts and Counsel

39

Item 8.

FINANCIAL INFORMATION

40

A.

Statements and Other Financial Information

40

B.

Significant Changes

40

Item 9.

THE OFFER AND LISTING

40

A.

Offer and Listing Details

40

B.

Plan of Distribution

42

C.

Markets

42

D.

Selling Shareholders

42

E.

Dilution

42

F.

Expenses of the Issue

42

Item 10.

ADDITIONAL INFORMATION

42

A.

Share Capital

42

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	3	last saved

B.

Memorandum and Articles of Association

42

C.

Material Contracts

45

D.

Exchange Controls

45

E.

Taxation

46

F.

Dividends and Paying Agents

56

G.

Statements by Experts

56

H.

Documents on Display

56

I.

Subsidiary Information

56

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

56

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

56

PART II

56

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

56

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

56

ITEM 15.

CONTROLS AND PROCEDURES

56

ITEM 16.

57

A.

Audit Committee Financial Expert

57

B.

Code of Ethics

57

C.

Principal Accountant Fees and Services

58

D.

Exemptions From The Listing Standards For Audit Committees

59

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

59

PART III

59

Item 17.

FINANCIAL STATEMENTS

59

Item 18.

FINANCIAL STATEMENTS

59

Item 19.

EXHIBITS

59

SIGNATURE

61

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	4	last saved

GLOSSARY OF TERMS

ABG	American Bonanza Gold Mining Corp.
Board	Board of Directors of the Company.
Company Act	The Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act.
Directors	the Directors of Northern Canadian Minerals Inc. formerly American Nevada Gold Corp. and Mask Resources Inc.
Exchange	means the TSX Venture Exchange Inc., formerly the Canadian Venture Exchange.
g/t	Grams per tonne.
GAAP	Generally accepted accounting principles.
GIS	Geographic information systems, a type of software which analyses geological data.
GST	Goods and services taxes of 7% charged on all goods sold and services rendered in Vancouver, BC, Canada.
ICA	Investments Canada Act.
IP	Induced polarization survey
Mag	Magnetic survey which measures the fluctuation in the earth’s magnetic field caused by occurrence of naturally magnetic minerals in the earth.
NSR	Net smelter royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities
opt	Troy ounces per short ton of gold unless indicated to be another metal
Precious metals	Gold, platinum, silver and palladium
Resource

A concentration or occurrence of natural material of intrinsic economic interest in or on the earth’s crust in such form and quantity and such a grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

The Company or Northern Canadian	Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.) a corporation incorporated pursuant to the Business Corporations Act (British Columbia).
Ton	Short ton which measures 2,000 pounds

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc last saved

5

Tonne	Metric ton which measures 2,204.6 pounds or 1000 kilograms
VLF-EM	Very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements
Vulcan	A mine planning software program by Maptek.
WTO	World Trade Organization.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	6	last saved

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects.”

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following: the Company’s lack of expertise in mineral exploration and mining, risks of exploration, operating hazards and risks, competition, inability to meet cost contribution requirements, potential defects in title to properties, fluctuation in currency exchange rates, earnings and divided record, financing risks, conflicts of interest,  and other risk and uncertainties described elsewhere in this annual report and under the heading “Risk Factors” beginning on page 14 of this annual report.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, achievements or other future events.  Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements.  The Company is under no duty to update any of these forward-looking statements after the date of this report.  You should not place undue reliance on these forward-looking statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates “the Company”, “the Corporation“, “we”, “us”, “our Company” refers to Northern Canadian Minerals Inc.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	7	last saved

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange).

Trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002, initially, pursuant to a cease trade order issued by the British Columbia Securities Commission for failure of the Company to file its annual and interim financial statements. In addition, since 1995, the Company had been essentially a shell company without an active business and had not met the minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1. Consequently, the Exchange determined that the Company’s securities would remain suspended until the Company demonstrated that it met the Exchange’s initial listing requirements.

The Exchange’s Policy 2.1 requires all issuers to meet the minimum financial, distribution and other standards that must be met by companies seeking a listing on the Exchange. A Company must have Significant Interest (at least 50% interest) in a business that forms the basis of its listing on the Exchange and the Company must have a means to enable it to retain at least the Significant Interest in the business.

For resource or mining companies, the following requirements must be met:

1)

A Significant Interest in a Qualifying Property. Where the company does not have a Significant Interest in a Qualifying Property it must generally be the operator and enter into a satisfactory joint venture agreement to protect the Company’s interest in the Qualifying Property;

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

6)

The aggregate market value of the securities held by public shareholders is at least $500,000;

7)

At least 200 public shareholders holding at least one board lot each with no resale restrictions; and

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	8	last saved

8)

At least 20% of the issued and outstanding securities are held by public shareholders and at least 10% of the issued and outstanding securities are in the public float.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The business of the Company was that of mineral exploration. The Company is engaged directly and indirectly in the acquisition and exploration of natural resource properties and related undertakings

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC V6E 4M3. The contact person and other information of the Company are as follows:

Peeyush Varshney, LL.B, Corporate Secretary

Telephone: (604) 684-2181

Fax:  (604) 682-4768

The Company has an authorized capital of 100,000,000 common shares without par value. As of December 31, 2004, the end of the Company’s most recent fiscal year, there were 7,262,583 common shares issued and outstanding.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “NCA”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected financial and operating information as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5: Operating and Financial Review and Prospects”.  The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been extracted from audited financial statements not included herein.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	9	last saved

Fiscal Years ended December 31,
	2004	2003	2002	2001	2000
Interest Income
Canadian GAAP	$ 586	$ 1,706	$ 877	$ Nil	$ Nil
U.S. GAAP	$ 586	$ 1,706	$ 877	$ Nil	$ Nil
Total Assets
Canadian GAAP	$ 596,840	$ 435,520	$ 907,793	$ 2,753	$ 4,283
U.S. GAAP	$ 208,640	$ 47,320	$ 495,264	$ 2,753	$ N/A
Net (Income)/Loss
Canadian GAAP	$ 227,265	$ 497,382	$ 274,962	$ 31,533	$ 58,614
U.S. GAAP	$ 174,768	$ 885,582	$ 687,491	$ 31,533	$ 58,614
Shareholders’ Equity
Canadian GAAP	$ 587,210	$ 404,528	$ 901,910	$ (1,272,110)	$ (1,240,577)
U.S. GAAP	$ 282,962	$ 16,328	$ 489,381	$ (1,272,110)	$ N/A
Share capital
Canadian GAAP	$ 3,481,668	$ 3,124,218	$ 3,124,218	$ 676,226	$ 676,226
U.S. GAAP	$ 3,481,668	$ 3,124,218	$ 3,124,218	$ 676,226	$ N/A
Weighted average number of shares outstanding
Canadian GAAP	5,623,238	4,762,583	1,018,708	237,900	237,900
U.S. GAAP	4,420,377	3,339,518	683,046	237,900	237,900
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ 0.01	$ 0.10	$ 0.27	$ 0.13	$ 0.25
U.S. GAAP	$ 0.04	$ 0.05	$ 0.20	$ 0.13	$ 0.25
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (196,514)	$ (178,655)	$ (294,395)	$ (61,565)	$ (27,895)
U.S. GAAP	$ (196,514)	$ (225,187)	$ (881,895)	$ (61,565)	$ (27,895)
Investing activities
Canadian GAAP	$ (3,389)	$ (48,652)	$ (587,500)	$ Nil	$ Nil
U.S. GAAP	$ (3,389)	$ (2,120)	$ Nil	$ Nil	$ Nil

1Basic loss per share – Fully diluted loss per share has not been presented due to its anti-dilutive effect.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	10	last saved

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, (i) for the five most recent financial years, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

Year Ended December 31,
	2004	2003	2002	2001	2000
Average for Period	US$0.7719	US$0.7205	US$0.6370	US$0.6443	US$0.6723

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	June	May	April	March	February	January
	2005	2005	2005	2005	2005	2005
High for Period	US$0.8159	US$0.8082	US$0.8233	US$0.8322	US$0.8134	US$0.8346
Low for Period	US$0.7950	US$0.7872	US$0.7957	US$0.8024	US$0.7961	US$0.8050

As of December 31, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8310 (US$1.00 = CDN$1.203).

As of June 30, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8159 (US$1.00 = CDN$1.2256).

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	11	last saved

D.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, the Company’s business, results of operations and financial condition could suffer significantly.

Lack of Expertise in Mineral Exploration and Mining

The Company’s management lacks technical training and experience with exploring for, starting, and operating a mine.  With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry.  Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use.  Consequently, the Company’s operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Risks of Exploration

All of the properties in which we have the right to earn an interest are in the exploration stages only and are without a known body of commercial ore. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s future exploration will result in any discoveries of commercial body of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of resources, any of which, could result in work stoppages, damage to property and possible environmental damage. The Company currently does not maintain any insurance coverage against operating hazards. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which the Company may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	12	last saved

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

Conflicts of Interest

Certain of the Company’s officers and Directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.

Both Peeyush Varshney and Hari Varshney hold positions in, or are otherwise affiliated with, another natural resource companies as follows:

Peeyush Varshney

-

Afrasia Mineral Fields Inc.

Camphor Ventures Inc.

Garnet Point Resources Corp.

Hari Varshney

-

Camphor Ventures Inc.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	13	last saved

The Company’s Directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not count.  In determining whether or not we will participate in any project or opportunity, the director will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Shares of the Company are Considered Penny Stocks and are Subject

to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Company’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada and all of the Directors and the Company’s officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	14	last saved

percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder’s tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see “Item 7 – Taxation – Passive Foreign Investment Company”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the TSX Venture Exchange (then known as the Vancouver Stock Exchange). However, trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

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

Significant Acquisitions and Dispositions

As part of the Company’s reinstatement for trading of its securities and reorganization, it has been reviewing potential businesses and mineral property acquisitions.  American Bonanza Gold Mining Corp.  (“ABG”) was introduced to the Company by Renato Gaita, an arms length party, who submitted to the Company a proposal for a possible joint venture with ABG’s subsidiary, Bonanza Explorations Inc.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	15	last saved

(“Bonanza”). Based on the Company’s review of all the project proposals, it found the terms of the joint venture with Bonanza, to explore the Pamlico and Gold Bar properties as its most suitable acquisition.

The Company issued 275,000 shares to Renato Gaita, in consideration for his efforts in introducing the Company to ABG.

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc., a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

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

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a “casting vote” for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the “Buyback Option”) to purchase from the Company a 20%

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	16	last saved

interest in the Properties, and thus increase Bonanza Explorations’ interest to 70% and decrease the Company’s interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company’s cumulative exploration expenditures.

During the year ended December 31, 2002, the Company issued 275,000 pre-consolidated shares to an arm’s length party, in consideration for his efforts in introducing the Company to ABG.

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

During the year ended December 31, 2003, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

The Company did not incur any exploration expenditures during the year ended December 31, 2004.

For further particulars on the Properties, see “Narrative Description of the Business”, below.

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

From 1995 to October 2002, the Company had been essentially a shell company without an active business. Trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002.

Effective October 29, 2002, the Company’s securities have been reinstated (the “Reinstatement”) for trading on the Exchange. The Company also completed a share for debt transaction (the “Share for Debt Transaction”), closed an equity financing (the “Short Form Offering”) by way of a short form offering document (the “SFOD”) and issued shares as a finder’s fee (the “Finder’s Fee”).

In addition, in conjunction with the Reinstatement, it received Exchange approval for an option agreement (the “Option Agreement”) with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“ABG”). Under the Option Agreement the Company has the right, over three years, to earn up to a 50% interest in Bonanza’s Pamlico and Gold Bar Properties (collectively, the “Properties”), located in Nevada.

Share for Debt Transaction

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	17	last saved

As part of the Company’s Reinstatement, the Company received final Exchange approval for the Share for Debt Transaction, whereby it issued 10,502,554 shares at a deemed price of $0.12 per common share in full and final settlement of $1,260,307 of outstanding indebtedness. The Company issued the shares under the Share for Debt Transaction following the Company’s Reinstatement on the Exchange.

7,789,864 of the common shares issued on the debt settlement are subject to a three-year value security escrow agreement and 2,712,690 shares are subject to a six-year surplus security escrow agreement. For further particulars, See Item 7.B. Related Party Transactions – Escrow Securities.

The Exchange imposes these types of escrow arrangements in efforts to ensure that certain shareholders and principals of the Company are committed to the longer term growth and development of the Company.  The escrow arrangement also ensures an orderly market as common shares are released to become tradable over an extended period of time rather than all the shares being freely tradable upon issuance.

Short Form Offering

Under the Short Form Offering the Company sold, through its agent, Canaccord Capital Corporation, 10,895,862 units (the “Units”) at a price of $0.12 per Unit for gross proceeds of $1,307,503.  Each Unit is comprised of one common share without par value in the share capital of the Company and one transferable share purchase warrant (a “Warrant”).  Each Warrant allows the holder to purchase one additional common share (a “Warrant Share”) for a period of two years at an exercise price of $0.15 per Warrant Share until October 29, 2003 and $0.18 per Warrant Share until October 29, 2004.

The Warrants were listed for trading on the Exchange on October 30, 2002.

Canaccord, as agent for this Short Form Offering, was paid a cash commission of 9% of the gross proceeds of the Offering and received Agent’s Warrants entitling the agent to acquire 1,634,379 Units sold under the Offering for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per common share in the first year and $0.18 per common share in the second year.  Canaccord also received a corporate finance fee of 650,000 Units and was paid an administration fee of $7,500 and sponsorship fee of $25,000.

The proceeds of the Offering, net of the expenses of the Offering and the agent’s commission and fees, will be used to fund the Company’s obligations under the Option Agreement and to meet ongoing working capital requirements.

Finder’s Fee

The Company issued 275,000 shares to Renato Gaita, and arm’s length party, in consideration for his efforts in introducing the Company to ABG.

Properties Under the Option Agreement with Bonanza

Following completion of the Joint Venture, the principal business of the Company is that of exploration of unproven mineral exploration as described below:

ABG acquired the Properties through its acquisition (the “Bonanza Acquisition”) of Bonanza Gold Inc. (“Bonanza”) and its subsidiary, Bonanza Explorations, in late 2000.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	18	last saved

Both the Pamlico Property and the Gold Bar Property are in the exploration stage. The Company’s acquisition costs and related exploration and development expenditures in connection with the property are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written-off if the property is sold, allowed to lapse or abandoned.

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

G.F. McArthur, P.Geo. (“McArthur”), an independent consulting geologist of Vancouver, British Columbia prepared an engineering report dated October 9, 2002 (the “McArthur Report”) on the Pamlico and Gold Bar Properties.  The report was prepared in accordance with British Columbia Securities Commission’s Standards of Disclosure for Mineral Projects, National Instrument 43-101.  The McArthur Report was prepared for the Company as an update with respect to a previous report dated September 7, 2000 prepared by Mr. McArthur entitled Geological Report on the Nevada Properties of Bonanza Gold Inc. Nevada, U.S.A. (the “Previous Report”).  The Reports are attached herewith for your reference.

Pamlico Property

The following is a brief summary on the Pamlico Property and Gold Bar Property.  . which was extracted from Geological Report of McArthur.

General

The Pamlico Property is located in Mineral County, 15 kilometres from Hawthorne, Nevada.  The Pamlico project comprises 63 unpatented claims covering 5 square kilometres which are prospective for gold.  Bonanza entered into an agreement with Goldyke Mines Inc. (“Goldyke”), the terms of which allowed Bonanza to earn up to a 100% interest in thirty-three mining claims covering the heart of the Pamlico Property. The Pamlico Property has no associated work commitments. Please see map below.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	19	last saved

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	20	last saved

Location and Access

The Pamlico Property is located in Mineral County, 15 kilometres ESE of Hawthorne, Nevada.  It is accessible by vehicle by traveling 16 kilometres east from Hawthorne on US 95 and then 13 kilometres SSW on dirt roads accessible only by four-wheel drive vehicles.

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

Previous Work at Pamlico

Only one company has done any modern work on the Pamlico Property.  Cimarron Minerals Ltd. (“Cimarron”) (formerly Cactus West) completed a program of geological mapping, rock sampling and Mag/VLF (Magnetic survey which measures the fluctuation in the earth’s magnetic field caused by occurrence of naturally magnetic minerals in the earth / very low frequency electro magnetic survey which measures the conductive field about any conductive metallic elements) and IP (induced polarization survey) geophysical surveys.  Cimarron drilled 50 reverse circulation holes totaling 4,738 metres (15,545 feet) on geological, geochemical and geophysical targets.

Bonanza’s Previous Work at Pamlico

Bonanza has completed a program comprising of regional and detailed geological mapping, surface rock sampling (1,353 samples), soil sampling (638 samples) and underground mapping and sampling (385 samples).  This data was digitized and entered into Bonanza’s GIS (geographic information systems, a type of software which analyses geological data) model and Vulcan (a mine planning software program by Maptek) 3-D model to guide the drilling program.  Targeted areas were tested by 16 reverse circulation drill holes totaling 1,692 metres (5,550 feet).  Of the approximately 300 old workings on the property, about 50 were extensive enough to warrant underground mapping in addition to sampling.  A number of results were returned from the Central Mine and the Main Zone areas, consequently, follow-up detailed underground mapping and sampling focused on these two areas.

In the Central Mine area, nine channel samples from the B-Zero Adit returned values of varying degrees.  The gold-bearing vein strikes northerly and dips moderately to the east.  Generally, it averages 0.5 metres thick, but locally it exceeds 1 metre in thickness.  Two adjacent areas returned gold values from vein sampling.

In the Main Zone area, numerous adits and shafts indicate that this was the primary historic mining centre that produced approximately 50,000 ounces of gold.  The Central Mine and Main Zone areas were the focus of Bonanza’s drilling.  In the Main Zone area, drilling targeted known productive veins approximately 90 metres down-dip from the historic workings.  Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres thick, each with varying traces of gold.  The first intercept represents a previously unknown vein while the latter two intercepts represent the down-dip extension of the known productive veins.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	21	last saved

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	22	last saved

The Gold Bar Property is located in the Battle Mountain/Eureka mineral trend in east-central Nevada and covers a past-producing bulk tonnage gold mine with 485,000 oz of historic production.    Several drill targets are ready to test, including the Millsite-Gold Bar Pit area (the “Millsite Deposit”).  We understand that ABG is of the view that there are many other economically interesting areas on this historic producer.

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

Previous Work at Gold Bar

The Gold Bar Property has no record of historic production prior to exploration by Atlas Corporation and its subsidiaries (collectively, “Atlas”) in 1983.  Production began at the Gold Bar pit in 1987 and continued until the mine closed in 1994.  A total of 7,514,600 tons grading 0.074 opt gold were produced.  Recoveries averaged 87%, resulting in production of 485,000 ounces of gold.

During its work in 1983 to 1994, Atlas completed programs in mapping, geochemistry, geophysics and drilling.  These programs resulted in the discovery or optioning of mineralization at Gold Bar, Gold Pick, Goldstone, Gold Canyon, Gold Ridge, Cabin Creek, Pot Canyon and Hunter.  Open pit mining was carried out at all of the above noted areas other than Pot Canyon and Hunter.  The Gold Bar and Gold Canyon areas now form part of ABG’s Gold Bar Property.

In late 1994, Atlas entered into an agreement with Homestake Mining Company (“Homestake”) on the southern and northern claims areas.  Homestake drilled 26 holes totaling approximately 7,282 metres (23,890 feet) and completed geological mapping, geochemistry and geophysics.

In 1995, Atlas signed an agreement with Granges Gold Corporation (“Granges”) which completed a program of mapping, geochemistry, geophysics and the drilling of 33 holes totaling 7,314 metres (24,980 feet).

In 1997, Barrick Gold Corporation (‘Barrick”) optioned most of the Atlas claims.  Barrick completed a program of mapping, geochemistry and geophysics.  Fifty holes were drilled in 1997 and a further 33 holes in 1998 totaling 10,796 metres (35,420 feet).

Bonanza’s Previous Work at Gold Bar

No physical sampling has been conducted by Bonanza or ABG on the Gold Bar Property. The vast data acquired by Atlas and other companies is being compiled and converted into digital format to define areas

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	23	last saved

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

Phase I – Pamlico Property

Preparation of Detailed Map and Sample

     US$

8,800

Sample Analysis

      3,000

Mag/VLF

      4,200

3-D Modelling

    13,200

Core Drilling

   210,000

Total, Phase I             US$    239,200

If the Phase I drilling returns are discouraging, then no further work is recommended.  If Phase I drilling results are encouraging, then the following work program will be recommended:

Phase II – Pamlico Property

3-D Modelling

US$

6,600

Core Drilling

  308,000

Total, Phase II          US$      314,600

Phase I – Gold Bar Property

Data Input and Processing

US$

17,600

Preparation of Detailed Map and Sample

17,600

Sample Analysis

   3,750

3-D Modelling

 13,200

Shallow RC Drilling

  10,000

Deep RC Drilling

 57,000

Total, Phase I             US$    119,150

If favourable host lithologies are encountered, Phase II drilling will be recommended:

Phase II – Gold Bar Property

Shallow RC Drilling

US$

62,000

Deep RC Drilling

135,000

Total, Phase II          US$      197,000

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	24	last saved

During the year ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza.

During the year ended December 31, 2003, $257,503 deposit was expended on exploration activities including the $210,971 held as a deposit on exploration in the previous year.

During the year, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 to approximate its estimated recoverable amount.

Below is a summary of acquisition and deferred exploration costs incurred by the Company as at December 31, 2004

Interest in Unproven Mineral Properties	Pamlico	Gold Bar	Total
Acquisition costs:
Balance, December 31, 2003 and 2002	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2002	269,029	–	269,029
Additions during the year:
Claim maintenance	13,312	31,058	44,370
Drilling	13,619	175,537	189,156
Geological consulting	14,122	9,855	23,977
	381,832	288,200	670,032
Write-down of acquisition and deferred exploration costs	(281,832)	–	(281,832)
Balance, December 31, 2003 and 2004	$ 100,000	$ 288,200	$ 388,200

C.

Organizational Structure

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value.  The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission.  Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the TSX Venture Exchange (the “Exchange”) (then known as the Vancouver Stock Exchange).  However, trading in the Company’s securities has been suspended from June 1, 1995 to October 28, 2002. On September 2, 1998, the Company changed its name from “Morocco Explorations Inc.” to “Mask Resources Inc.” and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, the Company increased its authorized capital to 100,000,000 common shares (the “Shares”) without par value.  On September 30, 2002, the Company changed its name from “Mask Resources Inc.” to “American Nevada Gold Corp.” On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	25	last saved

The Company does not have any subsidiaries.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Company is located at Suite 2101-1111 West Georgia St., Vancouver, BC  V6E 4M3.

D.

Property, Plants and Equipment

The Company’s corporate office currently shares approximately 5,337 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2010. The shared property provides office space to the Company for administrative and shareholder promotion purposes. See map below.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2004 and 2003 and for its last three fiscal years ending December 31, 2004, 2003, and 2002 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 9 of the audited December 31, 2004 financial statements included herein at Part IV – Item 17.  Refer to Note 9 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2004, 2003, and 2002 are as follows:

Year Ended December 31, 2004 as compared to Year Ended December 31, 2003

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	26	last saved

During the year ended December 31, 2004, the Company incurred a loss of $227,265 or $0.01 per share as compared to a loss of $497,382 or $0.10 per share during the year ended December 31, 2003, a decrease in loss of $270,117. The decrease in loss was primarily due to a write down of interest in unproven mineral properties of $281,832 recorded in 2003 and decreases in consulting fees by $29,370, office, rent and administration by $7,860, and wages and benefits by $20,253.  However, advertising, promotion and travel expenses increased by $5,364, professional fees by $4,161, regulatory and transfer agent costs by $5,899 and stock based compensation cost by $52,497.

The Company did not incur any exploration expenses during the year ended December 31, 2004.

Year Ended December 31, 2003 as compared to Year Ended December 31, 2002

During the year ended December 31, 2003, the Company incurred a loss of $497,382 or $0.10 per share as compared to a loss of $274,962 or $0.27 per share during the prior fiscal year, an increase in loss of $222,420. The increase in loss was primarily due to the write-down of interest in unproven mineral properties of $281,832.

During the year ended December 31, 2003, the Company spent $257,503 in exploration activities including the $210,971 held as a deposit on exploration in the previous year.

Year Ended December 31, 2002 as compared to Year Ended December 31, 2001

During the year ended December 31, 2002, the Company incurred a loss of $274,962 or $0.27 per share as compared to a loss of $31,533 or $0.15 per share during the prior fiscal year, an increase in loss of $243,429. The increase in loss was due to increases in legal fees by $130,458, regulatory and transfer agent fees by $39,165 and travel and promotion by $11,043. The increase in expenses was a result of increased corporate activity occurring in connection with the Company’s reorganization.

During the year ended December 31, 2002, in connection with an Option Agreement the Company entered into with Bonanza to earn a 50% interest in the properties located at Nevada, USA, (See Item 4. Information on the Company – A. History and Development of the Company – Significant Acquisitions and Dispositions) the Company:

a)

paid $107,500 and issued 300,000 pre-consolidated common shares to Bonanza as consideration;

b)

issued 275,000 pre-consolidated common shares as a finder’s fee to an arm’s length party; and

c)

advanced $480,000 to Bonanza for exploration expenses.

Both the Pamlico Property and the Gold Bar Property are in the exploration stage. The Company’s acquisition costs of $143,500 and related exploration and development expenditures of $480,000 will be deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written-off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration of $107,500 and the fair market value of common shares issued of $36,000 for the option to earn an interest in these unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	27	last saved

The amounts shown for option to earn an interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581 and CICA Handbook section 3062 mining assets without established mineral reserves are required to be classified as intangible assets. Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract (“EIC”) 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section 3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

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

Additional guidance may be provided that requires accounting for mining assets that differs from the Company’s interpretation.

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts amounting to $1,260,307.

During the year ended December 31, 2002, the Company completed an equity financing by way of a short form offering document through Canaccord Capital Corporation (the “Agent”), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (“Warrant”). Each Warrant allows the holder to purchase one additional common share (“Warrant Share”) for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed fro trading on the Exchange.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent’s Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	28	last saved

B.

Liquidity and Capital Resources

The Company reported working capital of $194,868 at December 31, 2004 compared to working capital of $14,526 at December 31, 2003, representing an increase in working capital by $180,342.

As at December 31, 2004, the Company had net cash on hand of $200,301 compared to $32,584 at December 31, 2003, an increase in cash by $167,717. This increase in cash resulted from net inflows of cash provided from private placement proceeds of $375,000 less cash utilized for commission on the private placement of $17,550, for operations of $196,514 and for the purchase of equipment of $3,389.

Current assets excluding cash at December 31, 2004 consist of goods and services taxes recoverable of $3,583 and prepaid expenses of $614.

Current liabilities as at December 31, 2004 consist of accounts payable and accrued liabilities of $9,630.

Financing for the Company’s operations was funded primarily through a non-brokered private placement completed during the year of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one warrant. Each warrant will entitle the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder’s fee of $17,550 was paid on a portion of this private placement.

The other sources of funds potentially available to the Company are through the exercise of outstanding 642,000 stock options and 2,500,000 share purchase warrants. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

To date, the Company has expended a total of $670,032 on the Property and Phases I of the Pamlico and Gold Bar properties are completed. During fiscal 2003, the Company wrote-down $281,832 relating to acquisition and deferred exploration costs incurred on the Pamlico property.

During fiscal 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza. Bonanza will retain a 95% interest in the Properties and act as operator of the project.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	29	last saved

The Company has already met the required expenditures of $500,000 and the issuance of 300,000 pre-consolidated shares to Bonanza to earn the 5% interest in the unproven mineral properties. The Company does not have any commitments for material capital expenditures over the next twelve months. The Company expects to incur capital expenditures, as required to maintain ongoing operations, however, no significant expenditures are anticipated.

As at December 31, 2004, the Company has a working capital of $194,868 to spend on its anticipated minimum overhead and general and administrative expenditures over the next six months.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

The Company is currently not aware of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future or that may have a material effect on the Company’s business other than the summary of risks under the heading “Risk Factors” that are typically inherent in the business of resource exploration.

E.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

No disclosure necessary.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the Directors and senior officers of the Company as at December 31, 2004, their municipalities of residence, age, their current positions, functions and areas of expertise in the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on June 3, 2004 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	30	last saved

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Sokhie Puar(1) Age: 42 5580 McColl Cres. Richmond, BC V6V 2L6	Director	Director of the Parent Company since September 2003. President of SNJ Capital Ltd. since September 1999; Registered Representative, Canaccord Capital Corporation form 1987 to 1998.
Hari Varshney (1)(2) Age: 62 4506 Belmont Avenue Vancouver, B.C. V6R 1C4 Canada	Director and President

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	31	last saved

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Peeyush Varshney (1)(2) Age: 38 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Director, President and Chief Executive Officer

Director of the Company since August 1, 2002.

As a Director, responsible for the overall management and supervision of the affairs and business of the Company. As Secretary, Mr. Varshney is responsible for all of the Company’s corporate records, corporate filings and continuous disclosure with the regulatory bodies and liaison with the Company’s corporate counsel.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

Aly Mawji (1) Age: 26 758 Miller Ave. Coquitlam, B.C. V3J 4K3 Canada	Director

Director of the Company since November 28, 2002.

Responsible for the overall management and supervision of the affairs and business of the Company.

Vice President of Corporate Finance at Kronofusion Technologies, Inc (CDNX: KRO). Prior to co-founding Kronofusion Technologies, Inc., Mr. Mawji was a business development officer with Image Power, Inc. where he managed the growth strategies of FaxPC through various business development efforts. Prior to that, Mr. Mawji served as a Financial Advisor with the Canadian Imperial Bank of Commerce. In the past three years Mr. Mawji has worked with various public and private companies within the high tech and finance industry. Mr. Mawji attended the CGA program at the University of British Columbia.

(1)

Denotes member of the Company’s Audit Committee.

(2)

Messrs. Hari Varshney and Peeyush Varshney are father and son.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	32	last saved

B.

Compensation

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and the Company’s officers. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers") during the three most recently completed fiscal years:

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

The following information fairly reflects all material information regarding compensation paid to the Directors and the Company’s officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in stock options granted by the Company.  For additional information with respect to stock options granted to executive officers, please refer to “Item 6E – Stock Option Plan.”

As at December 31, 2004, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation (2)	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (1) President & Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$72,000 $72,000 $12,000	80,000 Nil 80,000 (3)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Hari B. Varshney was elected as Director and appointed as President of the Company at its annual and extraordinary general meeting on September 17, 2002.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	33	last saved

(2)

Pursuant to a management and administrative services contract dated November 1, 2002, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $72,000, being $5,000 per month for management fees and $1,000 per month for administrative fees to VCC during the fiscal year ended December 31, 2004. VCC is a B.C. private company partially owned by Hari Varshney, President & Chief Executive Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary and a director of the Company.

(3)

These shares were originally 400,000 pre-consolidated common shares; Company’s shares were consolidated on a 5:1 basis on August 6, 2004.

Long Term Incentive Plan Awards to Executive Officer

The Company has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options & SARs Repricings

During the most recently completed fiscal year, the Named Executive Officer’s options to acquire 80,000 common shares of the Company have been repriced from $0.50 to $0.15 per common share. This repricing is subject to disinterested shareholder approval as set forth below under “Repricing of Stock Options”.

No SARs (Stock Appreciation Rights) were granted during this period.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the Named Executive Officer of the Company. During the year, no outstanding SARs were held by the Named Executive Officer.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the fiscal year ended December 31, 2004.

The Company has no standard incentive arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors except for the granting from time to time of stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Company granted an aggregate of 278,000 stock options to various Directors as follows:

Peeyush Varshney

68,000

Aly Mawji

100,000

Hari Varshney

80,000

Sokhie Puar

30,000

Indebtedness of Directors and Senior Officers

None of the Directors or senior officers of the Company have been indebted to the Company or its subsidiary during the fiscal year ended December 31, 2003.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	34	last saved

Management and Administrative Services Contract

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.

During the fiscal year ended December 31, 2004, the Company paid $60,000 (2003 – $60,000) in management fees and reimbursed $12,000 (2003 - $12,000) for administrative services to VCC pursuant to the VCC Agreement.

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

C.

Board Practices

The Company’s Board consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C. Directors are elected by a majority of the votes of the Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board. Officers are elected at the annual meeting of the Directors held immediately after the annual general meeting of shareholders. The Directors hold regularly scheduled meetings at which members of management are not in attendance.

None of the Directors have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon their termination as a director of the Company.

The Company has granted and intends to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the Board at the time of the grant and in accordance with the Company’s stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, the Directors do not receive any monies for serving in their capacity as Directors and there is currently no arrangement for the payment of any compensation in the future.

The Company has the following committees of the Board:

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers of the Company or any of its associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	35	last saved

The audit committee consists of Messrs. Peeyush Varshney, Aly Mawji and Sokhie Puar. The audit committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2004, the Company has one employee performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and officers of the Company as at the date of this annual report and the corresponding percentage of the Company’s issued capital such shares represent:

	Title of Class	Number Owned(2)	Percent of Class (1)(2)
Hari Varshney	Common Stock	737,837 (3)	9.11%
Peeyush Varshney	Common Stock	118,000 (4)	1.46%
Aly Mawji	Common Stock	210,955 (5)	2.60%
Sokhie Puar	Common Stock	119,000 (6)	1.47%
		1,185,792

(1)

Based on 7,640,916 shares outstanding at June 30, 2005.

(2)

458,000 shares are represented by currently exercisable stock options.

(3)

307,037 of these shares are held beneficially through Madhuri Ventures Inc., a private company wholly owned by Hari Varshney and of these 307,037 shares, 207,925 shares are held in escrow. 160,000 of these shares are represented by currently exercisable stock options and 135,000 of these shares are represented by currently exercisable warrants.

(4)

108,000 of these shares are represented by currently exercisable stock options.

(5)

50,955 of these shares are held beneficially through 608749 BC Ltd, a private company wholly owned by Aly Mawji. 160,000 of these shares are represented by currently exercisable stock options.

(6)

30,000 of these shares are represented by currently exercisable stock options.

Stock Option Plan

The shareholders of the Company approved the adoption of the Company’s current stock option plan by a resolution dated June 5, 2003 (the “Existing Plan”). Pursuant to the Existing Plan, the Board may allocate non-transferable options to purchase common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 644,517 common shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, purchased shares subject thereto shall again be available for the purpose of this Plan.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	36	last saved

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

As at December 31, 2004, the following directors’ and employees’ stock options to purchase a total of 642,000 common shares of the Company were outstanding:

                                    Number outstanding at                                                         Number exercisable at

Exercise price                    December 31, 2004         Expiry date                                   December 31, 2004

$0.15

166,000

November 19, 2007

166,000

$0.15

60,000

February 4, 2008

60,000

$0.15                                      416,000                     July 13, 2009                                                297,097

                                                642,000                                                                                       523,097

As at December 31, 2004, 458,000 of the 642,000 stock options were allocated to Directors and officers of the Company as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Hari Varshney	80,000	$0.15	November 19, 2007
Hari Varshney	80,000	$0.15	July 13, 2009
Peeyush Varshney	40,000	$0.15	November 19, 2007
Peeyush Varshney	68,000	$0.15	July 13, 2009
Aly Mawji	60,000	$0.15	February 4, 2008
Aly Mawji	100,000	$0.15	July 13, 2009
Sokhie Puar	30,000	$0.15	July 13, 2009

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this Registration Statement:

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	37	last saved

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
Hari Varshney	Direct & Indirect	737,837 (1)	9.11%

(1)

307,037 of these shares are held beneficially through Madhuri Ventures Inc., a private company wholly owned by Hari Varshney and of these 307,037 shares, 207,925 shares are held in escrow. 160,000 of these shares are represented by currently exercisable stock options and 135,000 of these shares are represented by currently exercisable warrants.

The Company’s major shareholders do not have different voting rights from other shareholders.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at June 30, 2005:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in the Canada
33	19	7,451,978	97.53%

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of Canadian beneficial holders of common shares exceeds 470.

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at June 30, 2005:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
33	3	1,387	0.02%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the Parent Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of U.S. beneficial holders of common shares exceeds 20.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	38	last saved

A.3

Control of Company

The Company is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government or any other natural or legal person, jointly or severally.

A.4

Change in Control Arrangements

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

Other than the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company.

Management of the Company has an interest in the following transactions, all of which relate to compensations paid to present members of management for their services to the Company as well as the debt settlement transaction:

(1)

Hari Varshney and Peeyush Varshney are controlling shareholders of Varshney Capital Corp. (“VCC”). During fiscal 2004, pursuant to a Management and Administrative Services Contract dated November 1, 2002, between the Company and VCC, the Company paid VCC management fees of $60,000 (2003 - $60,000) and administrative fees of $12,000 (2003 - $12,000). VCC is in the business of providing management services to public companies.

(2)

During the year, the Company paid rent of $17,723 (2003 - $15,680) to Afrasia Mineral

Fields Inc., a company in which Peeyush Varshney is a director.

(3)

During the year ended December 31, 2002, a balance due to a related party was satisfied by the issuance of 935,842 pre-consolidated common shares at a price of $0.12 per common share.

The Company believes that the terms of the transactions above were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	39	last saved

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Company’s audited financial statements, consisting of balance sheets as at December 31, 2004 and 2003, and statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2004 along with related notes and Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences.

See “Item 17. Financial Statements.”

Legal Proceedings

There are no material legal or arbitration proceedings to which the Company was a party or in respect of which the property of the Company is subject.  The Company’s management has no knowledge of any legal proceedings in which the Company may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

No significant changes occurred subsequent to December 31, 2004.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s common shares commenced trading on the Exchange in February 1988 under the symbol “MOQ”. However, trading in the Company’s securities had been suspended from September 1, 1995 to October 28, 2002, due to its failure to meet the Exchange’s initial listing requirements.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

The following table sets forth the reported high and low prices in Canadian funds for the Company’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005, and (c) the five most recent fiscal years:

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc last saved

40

-	High	Low
Share Prices (‘NCA”)
Monthly Stock Prices
May 2005	$ 0.24	$ 0.23
April 2005	$ 0.30	$ 0.23
March 2005	$ 0.25	$ 0.17
February 2005	$ 0.16	$ 0.15
January 2005	$ 0.17	$ 0.16
December 2004	$ 0.20	$ 0.17
Quarterly Stock Prices
Post-Consolidated Share Prices (“NCA”)
Fiscal 2005
First Quarter	$ 0.25	$ 0.15
Fiscal 2004
Fourth Quarter	$ 0.25	$ 0.17
Third Quarter	$ 0.27	$ 0.18
Pre-Consolidated Share Prices (“AGN”)
Second Quarter	$ 0.06	$ 0.04
First Quarter	$ 0.085	$ 0.05
Fiscal 2003
Fourth Quarter	$ 0.095	$ 0.04
Third Quarter	$ 0.06	$ 0.045
Second Quarter	$ 0.08	$ 0.055
First Quarter	$ 0.13	$ 0.06
Annual Stock Prices
Post-Consolidated Share Prices (“NCA”)
Fiscal 2004	$ 0.425(1)	$ 0.17(1)
Pre-Consolidated Share Prices (“AGN”)
Fiscal 2003	$ 0.13	$ 0.04
Fiscal 2002	$ 0.10	$ 0.07
Fiscal 2001	N/A	N/A
Fiscal 2000	N/A	N/A
Fiscal 1999	N/A	N/A

(1)

On August 6, 2004, the Company consolidated its share capital on the basis of five old shares to one new share.  The share price has been adjusted to reflect the consolidation.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	41	last saved

The common shares were halted from trading on the Exchange on September 1, 1995. On October 29, 2002, the common shares were reinstated for trading following completion of the Company’s reorganization and thereby meeting minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1.

The closing price of the Company’s shares on the Exchange was $0.17 on December 31, 2004 and $0.20 on June 30, 2005.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol “NCA”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Company maintains at Pacific Corporate Trust Company (“transfer agent”) a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a.

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

b.

the number of securities held by each security holder; and

c.

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	42	last saved

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is:

•

liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

•

not entitled to vote on any Directors’ resolution to approve that contract or transaction, unless all the Directors have a disclosable interest in that contract or transaction, in which case any or all of those Directors may vote on such resolution.

•

and who is present at the meeting of Directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Remuneration and Expenses

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

If any director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the Directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

The Directors are entitled to the remuneration for acting as Directors, if any, as the Directors may from time to time determine. If the Directors so decide, the remuneration of the Directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

The Directors must disclose to the Shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be placed before the Shareholders at every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented at the meeting.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	43	last saved

Borrowing

The Company, if authorized by the Directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in the capital of the Parent Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

The Business Corporations Act states that

(1)

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

(2)

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B) the imposition of a fine,

(C) the conclusion of the term of any imprisonment, and

(D) the conclusion of the term of any probation imposed, or

(iii) a pardon was granted or issued under the Criminal Records Act (Canada).

(3)

A director who ceases to be qualified to act as a director of a company must promptly resign.

Description of Securities

The Company is authorized to issue Unlimited Common Shares without nominal or par value.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	44	last saved

Common Shares

The Company is authorized to unlimited common shares without nominal or par value of which, as at December 31, 2004, 7,640,916 is issued and outstanding as fully paid and non-assessable, 642,000 is reserved under directors’ and management stock options, and 2,121,667 is reserved pursuant to the exercise of previously issued common share purchase warrants.  The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors.

Notice of Meetings

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by Directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

C.

Material Contracts

The Company did not enter into any contracts during the year ended December 31, 2004.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10 % of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	45	last saved

million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign parent of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

As a result of the cumulative impact of the Free Trade Agreement between Canada and the United States to relax the restriction of the ICA, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S.  Investors and other foreign investors acquiring control of a Canadian business from U.S. Investors has been raised from $5 million to $223 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  Theses provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder  (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention  (the “Tax Convention”)  as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	46	last saved

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	47	last saved

is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	48	last saved

an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Company to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Company is not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	49	last saved

Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Company may be a Passive Foreign Investment Company

General Discussion.  Management of the Company believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Company may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Company will not be considered a PFIC, for the fiscal year ended December 31, 2004, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s shares.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Company while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Company.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of the Company’s common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company’s common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.\

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Company has filed with the Securities and Exchange Commission (the “SEC”) this Annual Report on Form 20-F, including exhibits, under the Exchange Act with respect to the Company’s common shares.

You may read and copy all or any portion of the annual report of other information in the Company’s files in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividends arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company’s common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by the Company and is directly involved in the Company’s financial record keeping and reporting. All accounting records and financial reports prepared by the Company are reviewed for accuracy by the CEO and CFO.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as such term is defined under Rules 13(a) – 15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the U.S. Securities and Exchange Commission.

During the period covered by this report, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its CEO and CFO, does not expect that the Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

A.

Audit Committee Financial Expert

As at the date hereof, the Audit Committee is composed of Hari Varshney, Aly Mawji and Sokhie Puar.  The Board has determined that Hari Varshney is the “audit committee financial expert” as defined in Item 16A of the Form 20-F. Aly Mawji is an “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

B.

Code of Ethics

The Company has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards. The Board believes that its existing standards and procedures are adequate for its purposes.  The Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards. The Company has a small number of employees and most of its officers are also Directors, thus eliminating any split between the Company’s management and the Directors who are responsible to safeguard shareholder interests.  As a result, the Company believes that the activities of the Company’s officers, employees and other agents can be easily monitored by its Directors, thus eliminating the need for a formal written code of ethics.

C.

Principal Accountant Fees and Services

Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“Dale Matheson”), are the independent auditors of the Company and examined the financial statements of the Company for the fiscal year ending December 31, 2004. Dale Matheson performed the services listed below and were paid the corresponding fees for the fiscal year ended December 31, 2004.

Tony M. Ricci Inc, Chartered Accountant, (“Tony Ricci”) was the independent auditor of the Company and examined the financial statements of the Company for the fiscal year ending December 31, 2003.   Tony Ricci performed the services listed below and was paid the corresponding fees for the fiscal year ended December 31, 2003.

Audit Fees

Fees billed by Dale Matheson for professional services totaled $9,000 for the year ended December 31, 2004.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Fees billed by Tony Ricci for professional services totaled $8,850 for the year ended December 31, 2004.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit-Related Fees

Fees billed by Dale Matheson for audit-related services totaled $nil for the year ended December 31, 2004.

Fees billed by Tony Ricci for audit-related services totaled $nil for the year ended December 31, 2003.

Tax Fees

The aggregate fees billed/unbilled for tax compliance, tax advice and tax planning services by Dale Matheson Carr-Hilton Labonte for fiscal year 2004 were approximately $750.

The aggregate fees billed/unbilled for tax compliance, tax advice and tax planning services by Tony M. Ricci Inc. for fiscal year 2003 were approximately $500.

All other Fees

No other fees were billed by Dale Matheson or Tony Ricci during the fiscal years ended December 31, 2004 or 2003, respectively.

The audit committee pre-approves audit engagement terms and fees prior to the commencement of any audit work, other than that which may be necessary for the Corporation’s independent auditors to prepare the proposed audit approach, scope and fee estimates. The independent auditors annually submit a written proposal that details all audit and audit related services. Audit fees are fixed and contained in the proposal, and the audit committee reviews the nature and dollar value of services provided under such proposal. Any revisions to such proposal after the engagement has begun are reviewed and pre-approved by the audit committee.

There were no fees in 2004 or 2003 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

D.

Exemptions From The Listing Standards For Audit Committees

Not Applicable.

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

No purchases of shares or any other units of any class of the Company’s equity securities have been made by or on behalf of the Company or any affiliated purchaser during the last fiscal year.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 9 to the Financial Statements.

Financial Statements

Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences dated April 15, 2005.

Auditor’s Report to the Shareholders and Comments for United States Readers on Canada-United States Reporting Differences dated February 29, 2004.

Audited Balance Sheets at December 31, 2004 and 2003.

Audited Statements of Operations and Deficit for the Years Ended December 31, 2004, 2003 and 2002.

Audited Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002.

Audited Notes to Financial Statements for the Years Ended December 31, 2004, 2003 and 2002.

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

          925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE SHAREHOLDERS

I have audited the balance sheets of American Nevada Gold Corp. (formerly Mask Resources Inc.) as at December 31, 2003 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

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

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

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

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

February 29, 2004

Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

For the years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.)

We have audited the balance sheet of Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.) as at December 31, 2004 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at December 31, 2003, and for the years ended December 31, 2003 and 2002 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated February 29, 2004.

                                                        signed: "DALE MATHESON CARR-HILTON LABONTE"

Vancouver, B.C.

 CHARTERED ACCOUNTANTS

April 15, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern.  Our report to the shareholders dated April 15, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

                                                        signed: "DALE MATHESON CARR-HILTON LABONTE"

Vancouver, B.C.

CHARTERED ACCOUNTANTS

April 15, 2005

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Balance Sheets

December 31, 2004 and 2003

(In Canadian Dollars)

	2004	2003

Assets

Current:
Cash	$ 200,301	$ 32,584
Goods and services tax recoverable	3,583	2,122
Prepaid expenses	614	642
Due from related parties (note 8)	-	10,170
	204,498	45,518

Equipment (note 3)	4,142	1,802

Interest in unproven mineral properties (note 4)	388,200	388,200
	$ 596,840	$ 435,520

Liabilities

Current:
Accounts payable and accrued liabilities	$ 9,630	$ 30,992

Shareholders' Equity

Share capital (note 5)	3,481,668	3,124,218
Contributed surplus (note 5(f))	98,895	990
Deficit	(2,993,353)	(2,720,680)
	587,210	404,528
	$ 596,840	$ 435,520

Nature of operations (note 1)

See accompanying notes to financial statements.

On behalf of the Board:

"Hari Varshney"

  Director

"Aly Mawji"                           Director

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

	2004	2003	2002

Revenues:
Interest	$ 586	$ 1,706	$ 877

Expenses:
Advertising, promotion and travel	13,938	8,574	11,945
Amortization	1,049	318	-
Bank charges and interest	497	1,071	645
Consulting	-	29,370	21,955
Management fees	60,000	60,000	10,000
Office, rent and administration	42,373	50,233	37,335
Professional fees	17,217	13,056	143,875
Regulatory and transfer agent	20,004	14,105	43,133
Stock-based compensation (Note 6)	52,497	-	990
Wages and benefits	20,276	40,529	5,961
Write down of interest in unproven mineral properties (Note 4)	-	281,832	-
	227,851	499,088	275,839

Net loss for the year	(227,265)	(497,382)	(274,962)

Deficit, beginning of year, as previously reported	(2,720,680)	(2,223,298)	(1,948,336)

Adjustment to reflect change in accounting for
employee stock options (note 2(h))	(45,408)	-	-

Deficit, beginning of year, restated	(2,766,088)	(2,223,298)	(1,948,336)

Deficit, end of year	$ (2,993,353)	$ (2,720,680)	$ (2,223,298)

Basic and diluted loss per share	$ (0.01)	$ (0.10)	$ (0.27)
Weighted average number of common shares outstanding	5,623,238	4,762,583	1,018,708

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

	2004	2003	2002

Cash provided by (used in):
Operations:
Net loss for the year	$ (227,265)	$ (497,382)	$ (274,962)
Items not involving cash:
Amortization	1,049	318	-
Stock-based compensation	52,497	-	990
Write down of interest in unproven mineralproperties	-	281,832	-
Change in non-cash operating working capital:
Goods and services tax recoverable	(1,461)	12,110	(11,750)
Prepaid expenses and deposits	28	(642)	-
Accounts payable and accrued liabilities	(21,362)	25,109	(8,673)
	(196,514)	(178,655)	(294,395)

Investing:
Deposit on expenditures for interest in unproven mineral properties	-	210,971	(210,971)
Interest in unproven mineral properties	-	(257,503)	(376,529)
Acquisition of equipment	(3,389)	(2,120)	-
	(3,389)	(48,652)	(587,500)

Financing:
Due from related parties	10,170	(10,170)	-
Shares issued for cash, net of issuance costs	357,450	-	1,151,685
	367,620	(10,170)	1,151,685
Increase (decrease) in cash	167,717	(237,477)	269,790
Cash, beginning of year	32,584	270,061	271
Cash, end of year	$ 200,301	$ 32,584	$ 270,061

Supplementary information:
Non-cash transactions:
Issuance of shares for:
Acquisition of mineral properties	$ -	$ -	$ 36,000
Settlement of debt	-	-	1,260,305

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

1.

Nature of operations

During the year ended December 31, 2002, the Company completed a reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

During the current year, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.

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

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as indicated in Note 9, they also comply, in all material rescpects, with generally accepted accounting principles in the United States.

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment to equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests.   Where estimates have been used financial results as determined by actual events could differ from those estimates.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments:

The carrying amounts of cash, goods and services tax recoverable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

 (c)

Foreign currency:

The functional currency of the Company is Canadian dollars. Monetary assets and liabilities owing in a foreign currency are translated into Canadian dollar equivalents at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains or losses arising on translation are included in operations for the year.

 (d)

Equipment and amortization:

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers              30% per annum

In the year of acquisition, only one-half of the normal amortization is recorded.

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

(e)

Interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse, abandoned, or determined by management to be impaired.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(e)

Interest in unproven mineral properties (continued):

On an on-going basis, management evaluates the status of the Company's mineral property interests based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

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

The Company has adopted CICA Handbook Section 1581 and 3062, and management has determined that accounting for the cost of its mining assets and the exploration of these assets does not result in a material difference to the financial statements for the years ended December 31, 2004, 2003 and 2002.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(f)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(g)

Earnings (Loss) per share:

Earnings (Loss) per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the year.

The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the period.

The options and warrants outstanding have an antidilutive effect on earnings (loss) per share. For the years presented, basic and diluted earnings (loss) per share are equal.

The comparative loss per share figures have been restated to reflect the 5:1 share consolidation as described in Note 5(b).

 (h)

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as displayed on the statement of operations and defict.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(i)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the CICA Handbook.  Future taxes are recognized for the potential future tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(j)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

(k)

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on these financial statements.

(l)

Risk management

Environmental risk:

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk:

The Company is not exposed to significant interest rate or credit risk.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

3.

Equipment

2004
	Cost	Accumulated Amortization	Net Book Value

Computer	$ 5,509	$ 1,367	$ 4,142
2003
	Cost	Accumulated Amortization	Net Book Value

Computer	$ 2,120	$ 318	$ 1,802

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

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During a previous year, the Company paid Bonanza $107,500, in accordance with the terms above.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties

(b)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

Once the Company incurs cumulative exploration expenditures of $3,600,000 and issues to Bonanza Explorations 800,000 pre-consolidation shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  Providing the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the year-ended December 31, 2002, the Company issued 275,000 pre-consolidation shares to an arm's length party, in consideration for introducing the Company to ABG.

During the year-ended December 31, 2002, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 pre-consolidation shares to Bonanza as per the terms mentioned in 3(b)i.

During the year-ended December 31, 2003, $257,503 was expended on exploration activities including the $210,971 held as a deposit on exploration in the previous year.

During the year-ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.  During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 being managements' estimate of the recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	Pamlico	Gold Bar	Total

Acquisition costs:
Balance, December 31, 2002	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2002	269,029	-	269,029
Additions during the year:
Claim maintenance	13,312	31,058	44,370
Drilling	13,619	175,537	189,156
Geological consulting	14,122	9,855	23,977
	381,832	288,200	670,032
Write down of deferred exploration costs	(281,832)	-	(281,832)
Balance, December 31, 2003 and 2004	$ 100,000	$ 288,200	$ 388,200

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding:

Number

of Shares

Amount

Common shares as at December 31, 2002 and 2003

                 23,812,916

       $    3,124,218

Consolidation on a 5:1 basis

(19,050,333

)

-

Issued pursuant to a private placement

2,500,000

375,000

Share issuance costs                                                                    -                    (17,550)

Balance, December 31, 2004                                                    7,262,583        $    3,481,668

At the annual general meeting of the Company June 3, 2004, the shareholders passed a special resolution to restructure the share capital of the Company through a five-to-one share consolidation.

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 during the first year and at a price of $0.30 during the second year. A finder's fee of $17,550 was paid on a portion of this private placement.

(c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 pre-consolidation common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the pre-consolidation common shares issued on the debt settlement are subject to a three year value security escrow agreement and 2,712,690 pre-consolidation shares are subject to a six year surplus security escrow agreement.

During the current and prior years, 1,199,095 post--consolidation shares were released from escrow leaving a balance of 901,416 (2003 - 7,115,326 pre-consolidation; 2002 - 9,723,564 pre-consolidation) post-consolidation shares in escrow.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

(d)        Warrants:

	Number of	Weighted average	Weighted average life
	common shares	exercise price	remaining(Years)

Balance, December 31, 2002	13,180,241	$0.15	1.83
Issued/cancelled	-	-	-
Balance, December 31, 2003	13,180,241	0.18	0.83
Consolidation on a 5:1 basis	(10,544,193)	-	-
Issued	2,500,000	0.20	2.00
Expired	(2,636,048)	0.18	-

Balance, December 31, 2004	2,500,000	$0.20	1.65

Share purchase warrants outstanding at December 31, 2004 are as follows:

Number of Shares	Exercise Price	Expiry Date
2,500,000	Year 1 $0.20	August 27, 2005
	Year 2 $0.30	August 27, 2006

Subsequent to year end, 106,667 warrants were exercised at $0.20 per share for gross proceeds of $21,333.

(e)        Stock Options:

The Company maintains a fixed stock option plan that enables management to grant options to directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

-	Number of common shares	Weighted average exercise price	Weighted average life remaining (Years)

Balance, December 31, 2002	1,090,000	$0.10	4.88
Granted	450,000	0.11	5.00
Cancelled	(250,000)	(0.10)	-
Cancelled	(150,000)	(0.11)	-

Balance, December 31, 2003	1,140,000	0.10	3.94
Consolidation on a 5:1 basis	(912,000)	(0.10)	-
Cancelled	(2,000)	0.15	-
Granted	416,000	0.15	5.00

Balance, December 31, 2004	642,000	$0.15	3.97

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

The following table summarizes the stock options outstanding at December 31, 2004:

                                                Number outstanding at                                                Number exercisable at

Exercise price        December 31, 2004                         Expiry date            December 31, 2004

$0.15

166,000

November 19, 2007

166,000

$0.15

60,000

February 4, 2008

60,000

$0.15                                   416,000                 July 13, 2009                                   297,097

642,000                                                                       523,097

(f)

Contributed surplus:

2004            2003                2002

Balance, beginning of year, as previously reported

$

990

$

990

$

990

Adjustment to reflect change in accounting for

Stock options (note 2(h))

- Fiscal 2002                                                            20,598                    -                  -

- Fiscal 2003                                                            24,810                    -                 -

Balance, beginning of year, restated

46,398

990

990

Stock compensation (Note 6)                                        52,497                    -                 -

Balance, end of year

$

98,895

$

990

$

990

The Company has restated the opening balances of its deficit and contributed surplus accounts, which are both equity accounts, to reflect the opening balances of these accounts as though the Company had charged employee stock based compensation in the statement of operations from the initial adoption of CICA Handbook 3870, January 1, 2002. For the years 2002 and 2003, the amount of stock based compensation that would have been charged to the statement of operations and contributed surplus was $20,598 and $24,810 respectively.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

Stock-based compensation

During the year, stock based compensation has been charged to operations as follows:

Fair values contemplated under CICA Handbook 3870:	2004 $	2003 $	2002 $
Vested options granted July 13, 2004 i)	33,709	-	-
Vested options granted February 4, 2003	2,632	-	-
Repriced 166,000 stock options to $0.15 share ii)	9,269	-	-
Repriced 60,000 stock options to $0.15 share ii)	6,887	-	-
Options granted to a consultant	-	-	990
	52,497	-	990

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants.

i.

On July, 13, 2004, the Company granted 416,000 stock options to consultants, directors and officers. The options are exercisable at $0.15 per common share and expire 5 years from the date of grant. The fair value of these options was estimated at $47,198 ($0.11 per option). The vesting provisions of these options allocates the amount of compensation to be recorded over an eighteen month service period. In 2004, the company recognized $33,709 in compensation expense related to these options. Management estimates a further $13,489 in compensation expense to be recognized in 2005, subject to actual cancellations and forfeitures.

ii.

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares (post-consolidation) at a price of $0.50 per share and 60,000 common shares (post-consolidation) at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share. The amended exercise price for insiders' options is pending disinterested shareholders' approval.

Under the Stock based compensation guidelines, CICA Handbook 3870, a modification of an outstanding award that results in an improvement to an existing reward should be valued for the incremental increase in the fair value. The 166,000 stock options, repriced from $0.50 per share to $0.15 per share, has been estimated to incrementally increase fair value by $9,269. Similarly, the 60,000 stock options, repriced from $0.55 per share to $0.15 per share, has been estimated to incrementally increase fair value by $6,887.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

6.

Stock-based compensation

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2004                       2003                      2002

Risk free interest rate                                                       3%

5%

3%

Expected dividend yield

0%

0%

0%

Stock price volatility

98%

80%

55%

Expected life of options

3 years

5 years

2 years

The weighted average fair value of options granted during the year ended December 31, 2004 is $0.11(003 - $0.09; 2002 - $0.02).

7.

Income taxes

The components of the potential future income tax assets are as follows:

2004               2003             2002

Corporate tax rate

(35.6%)

(38%)

(38%)

Future income tax assets:

Available non-capital losses

$

402,000

$

397,000

$

358,000

Unused earned depletion base

9,000

9,000

9,000

Canadian exploration expenses

28,000

28,000

8,000

Canadian development expenses

10,000

10,000

10,000

Foreign exploration and development expenses                            300,000           318,000        226,000

749,000

762,000

611,000

Valuation allowance                                                                   (749,000)        (762,000)      (611,000)

Net future income tax assets                                                 $             -      $            -      $           -

Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above tax based components has not been established. Accordingly, a 100% valuation allowance has been provided.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2005 through 2014. The exploration and development expenses can be carried forward indefinitely.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

8.

Related party transactions

The Company entered into the following transactions with related parties:

(a)

The Company entered into a contract November 1, 2002, for management and administrative services with a company controlled by directors. The Company paid or accrued $60,000 (2003 - $60,000; 2002 - $10,000) for management services and $12,000 (2003 - $12,000; 2002 - $2,000) for administrative services in accordance with the agreement. The agreement may be cancelled by either party upon 30 days written notice.

(b)

The Company paid or accrued $17,723 (2003 - $15,680; 2002 - $3,627) for rent to a company having a director in common.

(c)

The Company paid $nil (2003 - $nil; 2002 - $14,000) for rent to a company controlled by directors of the Company.

(d)

A company controlled by a director of the Company entered into an agreement to acquire $nil (2003 - $nil; 2002 - $25,000) of the outstanding indebtedness from the former management group.

(e)

A relative of the president of the Company entered into an agreement to acquire $nil (2003 - $nil; 2002 - $87,301) of the outstanding indebtedness from the former president of the Company.

(f)

During the year ended December 31, 2002, a balance due to a related party was satisfied by the issuance of 935,842 common shares at a price of $0.12 per common share.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts becoming due to or due from related parties in the normal course of operations are non-interest bearing, unsecured and without terms of repayment.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 15

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP")

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board in the US issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 16

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

(b)

Stock-based compensation (continued)

However, commencing January 1, 2004 under Canadian GAAP the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment is required to reconcile to US GAAP.

 Under SFAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No.123(R) (revised 2004), "Share-Based Payment." SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

(c)

Earnings per share

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow.  Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 17

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

(d)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders' equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2004, 2003 and 2002, comprehensive loss equals the loss for the year.

(f)

Development stage company

Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(g)

Statements of cash flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 18

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

Recent accounting pronouncements

(h)

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements."  The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables."  While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104.  The adoption of SAB 104 did not have a material impact on the Company's financial position or results of operations.

(i)

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins ("ARB") No. 51, Consolidated Financial Statements ("FIN 46").  FIN 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003.  The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity.  The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.  Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.  The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.  In December 2003, the FASB issued FASB Interpretations No. 46 (Revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R").  FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46.  The adoption of FIN 46R did not have a material impact on the Company's financial position or results of operations.

(j)

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications above.

(k)

In December 2004, the FASB issued SFAS No.153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No.29, Accounting for Non-monetary Transactions ("SFAS 153"). SFAS 153  requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance.  SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 19

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

 (l)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		December 31,	December 31,
		2004	2003
	Total assets, under Canadian GAAP	$ 596,840	$ 435,520
	Adjustment for interest in unproven mineral properties (note 9(a))	(388,200)	(388,200)
	Total assets, under US GAAP	$ 208,640	$ 47,320

(ii)	Deficit
		December 31,	December 31,
		2004	2003

	Deficit Canadian GAAP, as restated (Note 2(h))	$ (2,766,088)	$ (2,720,680)
	Application of intrinsic value method of accounting for employee stock options (Note 9(b))	(45,408)	-
	Adjustment for interest in unproven mineral properties (Note 9(a))	(388,200)	(388,200)
	Deficit, under US GAAP	$ (3,199,696)	$ (3,108,880)

(iii)	Contributed surplus
		December 31,	December 31,
		2004	2003

	Contributed surplus Canadian GAAP, as restated (Note 5(f))	$ (98,895)	$ (990)
	Application of the intrinsic value method of accounting for employee stock options (Note 9(b))	97,905	-
	Contributed surplus, under US GAAP	$ (990)	$ (990)

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 20

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

(l)

Reconciliation (continued)

(iv)	Net loss and loss per share for the year
		Years ended December 31,
		2004	2003	2002

	Net loss for the year, under Canadian GAAP	$ (227,265)	$ (497,382)	$ (274,962)
	Adjustment for interest in unproven mineral properties (Note 9(a))	-	(388,200)	(412,529)
	Adjustment for intrinsic value method of accounting for employee stock options (Note 9(b))	52,497	-	-
	Net loss for the year, under US GAAP	$ (174,768)	$ (885,582)	$ (687,491)

Weighted average number of common shares outstanding under US GAAP, basic and diluted	4,420,377	3,339,518	683,046

Loss per share, basic and diluted under US GAAP (Note 9(c))	$ (0.04)	$ (0.05)	$ (0.20)

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

(An Exploration Stage Company)

Notes to Financial Statements, page 21

Years ended December 31, 2004, 2003 and 2002

(In Canadian Dollars)

9.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") (continued)

(l)

Reconciliation (continued)

(v)	Cash used in operating activities
		Years ended December 31,
		2004	2003	2002

	Cash used in operating activities, under Canadian GAAP	$ (196,514)	$ (178,655)	$ (294,395)
	Interest in unproven mineral properties (Note 9(a))	-	(46,532)	(587,500)
	Cash used in operating activities, under US GAAP	$ (196,514)	$ (225,187)	$ (881,895)

(vi)	Cash used in investing activities
		Years ended December 31,
		2004	2003	2002

	Cash used in investing activities, under Canadian GAAP	$ (3,389)	$ (48,652)	$ (587,500)
	Interest in unproven mineral properties (note 9(a))	-	46,532	587,500
	Cash used in investing activities, under US GAAP	$ (3,389)	$ (2,120)	$ -

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1(1)	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2(1)	Articles of Morocco Explorations Inc.
1.3(1)	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4(1)	Memorandum and Articles of Mask Resources Inc.
1.5(1)	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
1.6	Certificate of Name Change from American Nevada Gold Corp. to Northern Canadian Minerals Inc. dated July 19, 2004
1.7	Articles of Northern Canadian Minerals Inc.
4.1(1)	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
4.2(1)	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
4.3(1)	2003 Stock Option Plan of American Nevada Gold Corp.
4.4(1)	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
4.5(1)	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
4.6(1)	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
4.7(1)	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
4.8(1)	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
4.9(1)	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
4.10(1)	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
4.11(1)	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
4.12(1)	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.
4.13(1)	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.14(1)	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.15(1)	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification
14.1(1)	Independent Qualified Person’s Review and Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
15.1(1)	Auditor’s Consent dated December 12, 2003

(1)

Incorporated by reference to Form 20-F filed on August 22, 2003

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	60	last saved

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTHERN CANADIAN MINERALS INC.

“Hari B. Varshney”

By:

Hari B. Varshney

President & Chief Executive Officer

DATED:  July 7, 2005

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	61	last saved

EXHIBIT INDEX

Exhibit Number	Description
1.1(1)	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2(1)	Articles of Morocco Explorations Inc.
1.3(1)	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4(1)	Memorandum and Articles of Mask Resources Inc.
1.5(1)	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
1.6	Certificate of Name Change from American Nevada Gold Corp. to Northern Canadian Minerals Inc. dated July 19, 2004
1.7	Articles of Northern Canadian Minerals Inc.
4.1(1)	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
4.2(1)	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
4.3(1)	2003 Stock Option Plan of American Nevada Gold Corp.
4.4(1)	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
4.5(1)	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
4.6(1)	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
4.7(1)	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
4.8(1)	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
4.9(1)	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
4.10(1)	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
4.11(1)	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
4.12(1)	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.
4.13(1)	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.14(1)	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.15(1)	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification
14.1(1)	Independent Qualified Person’s Review and Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
15.1(1)	Auditor’s Consent dated December 12, 2003

(1)

Incorporated by reference to Form 20-F filed on August 22, 2003

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	63	last saved

EXHIBIT 1.6

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0326511

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that AMERICAN NEVADA GOLD CORP. changed its name to NORTHERN CANADIAN MINERALS INC. on July 19, 2004, at 11:18 AM Pacific Time.

Issued under my hand at Victoria, British Columbia

On July 19, 2004

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	64	last saved

Exhibit 1.7

ARTICLES

OF

NORTHERN CANADIAN MINERALS INC.

1.

Interpretation

2.

Shares and Share Certificates

3.

Issue of shares

4.

Share Registers

5.

Share Transfers

6.

Transmission of Shares

7.

Purchase and Redemption of Shares

8.

Borrowing Powers

9.

Alterations

10.

Meetings of Shareholders

11.

Proceedings at Meetings of Shareholders

12.

Votes of Shareholders

13.

Directors

14.

Election and Removal of Directors

15.

Alternate Directors

16.

Powers and Duties of Directors

17.

disclosure of Interest of Directors

18.

Proceedings of Directors

19.

Executive and Other Committees

20.

Officers

21.

Indemnification

22.

Dividends and Reserves

23.

Documents, Records and Reports

24.

Notices

25.

Seal

26.

Mechanical Reproduction of Signatures

27.

Prohibitions

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	65	last saved

Province of British Columbia

Business Corporations Act

ARTICLES OF

NORTHERN CANADIAN MINERALS INC.

(the “Company”)

1.

Interpretation

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“legal personal representative” means the personal or other legal representative of the shareholder;

(4)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)

“seal” means the seal of the Company, if any;

(6)

"solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

66

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

67

3.2

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

Share Registers

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

68

(1)

an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent;

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(4)

such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Agent

The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.7

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

Transmission of Shares

                                                                                                                  69

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

6.3

Registration of Legal Personal Representative

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to share as a result of an order of a court of competent jurisdiction or a statute has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

7.

Purchase and Redemption of Shares

7.1

Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

                                                                                                                            70

8.

Borrowing Powers

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.

Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by ordinary resolution create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)

by ordinary create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;

(3)

by ordinary resolution increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(4)

by ordinary resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5)

if the Company is authorized to issue shares of a class of shares with par value, by ordinary resolution:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6)

by ordinary resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(7)

by ordinary resolution alter the identifying name of any of its shares; or

(8)

by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by ordinary resolution create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and

(2)

by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

9.3

Change of Name

71

The Company may by ordinary resolution or directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.

Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at  an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be  appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

72

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.

Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

73

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8

Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

(3)

if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

74

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

                                                                                                                75

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

                                                                                                        76

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person who is appointed as a proxy holder need not be a shareholder of the Company.

77

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

78

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

Directors

13.1

First Directors; Number of Directors

If the Company is not a pre-existing company under the Business Corporations Act, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors if applicable;

(2)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(3)

if the Company is not a public company, the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)

the shareholders may contemporaneously elect or appoint the directors up to that number;

(2)

and if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

79

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

80

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

81

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

Alternate Directors

15.1

Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

                                                                                                                                        82

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

83

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

84

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

85

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

86

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

                                                                                                                                            87

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

Indemnification

21.1

Definitions

In this Article 21:

(1)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

“expenses” has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

88

22.

Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

89

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

90

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient; and

(6)

delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

Seal

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

91

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.

Mechanical Reproductions of Signatures

26.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2

The term "instrument" as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

The foregoing constitute the Articles of the Company	Date of signing
Hari B. Varshney, President & CEO

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	last saved

92

Exhibit 12.1

CERTIFICATION

I, Hari Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Northern Canadian Minerals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Hari Varshney”

Date:  July 7, 2005

_____________________________________

Hari Varshney

President and Chief Executive Officer

(Principal Executive Officer)

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	93	last saved

Exhibit 12.2

CERTIFICATION

I, Peeyush Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Northern Canadian Minerals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Peeyush Varshney”

Date:  July 7, 2005

__________________________________

Peeyush Varshney

Chief Financial Officer

(Principal Financial Officer)

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	94	last saved

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hari Varshney, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Hari Varshney”

Date:

July 7, 2005

_________________________________________

Hari Varshney

President and Chief Executive Officer

(Principal Executive Officer)

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\2004 Annual Report final.doc	95	last saved

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peeyush Varshney, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Peeyush Varshney”

Date:

July 7, 2005

__________________________________

Peeyush Varshney

Chief Financial Officer

(Principal Financial Officer)

96