Form 20-F
period 2005-12-31
NORTHERN CANADIAN MINERALS INC.
filed 2006-06-23
CIK 1260092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50376

Northern Canadian Minerals Inc.

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1304 – 925 West Georgia Street, Vancouver, BC Canada V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

As at December 31, 2005, 14,296,399 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☒  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$__________.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS

5

NOTE REGARDING FORWARD-LOOKING STATEMENTS

7

REFERENCE INFORMATION

7

PART I

8

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3.

KEY INFORMATION

8

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

12

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

(a)

$40,000 following execution of the purchase agreement;

16

(b)

$10,000 within five days of the closing date:

16

(c)

$25,000 on or before the date that is three months after the closing date; and

16

(d)

$25,000 on or before the date that is six months after the closing date.

16

2.

$200,000 TO BE PAID BY THE ISSUANCE OF 500,000 COMMON SHARES WITHIN FIVE DAYS OF THE CLOSING DATE (ISSUED).

16

B.

Business Overview

17

C.

Organizational Structure

28

D.

Property, Plants and Equipment

29

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

A.

Operating Results

29

B.

Liquidity and Capital Resources

30

C.

Research and Development, Patents and Licenses, Etc.

32

D.

Trend Information

32

E.

Off-Balance Sheet Arrangements

32

F.

Tabular Disclosure of Contractual Obligations

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

32

A.

Directors and Senior Management

32

B.

Compensation

35

C.

Board Practices

38

D.

Employees

39

E.

Share Ownership

39

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

41

A.

Major Shareholders

41

A.1.a

Holdings by Major Shareholders

41

A.2

Canadian Share Ownership

41

A.3

Control of Company

42

A.4

Change in Control Arrangements

42

B.

Related Party Transactions

42

C.

Interests of Experts and Counsel

42

ITEM 8.

FINANCIAL INFORMATION

43

A.

Statements and Other Financial Information

43

B.

Significant Changes

43

ITEM 9.

THE OFFER AND LISTING

44

A.

Offer and Listing Details

44

B.

Plan of Distribution

46

C.

Markets

46

D.

Selling Shareholders

46

E.

Dilution

46

F.

Expenses of the Issue

46

ITEM 10.

ADDITIONAL INFORMATION

46

A.

Share Capital

46

B.

Memorandum and Articles of Association

46

C.

Material Contracts

49

D.

Exchange Controls

49

E.

Taxation

50

F.

Dividends and Paying Agents

60

G.

Statements by Experts

60

H.

Documents on Display

60

I.

Subsidiary Information

60

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

60

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

60

PART II

61

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

61

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

61

ITEM 15.

CONTROLS AND PROCEDURES

61

ITEM 16.

62

A.

Audit Committee Financial Expert

62

B.

Code of Ethics

62

C.

Principal Accountant Fees and Services

62

D.

Exemptions From The Listing Standards For Audit Committees

63

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

63

PART III

63

ITEM 17.

FINANCIAL STATEMENTS

63

ITEM 18.

FINANCIAL STATEMENTS

63

ITEM 19.

EXHIBITS

63

SIGNATURE

66

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the Exchange.

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

8

7)

At least 200 public shareholders holding at least one board lot each with no resale restrictions; and

8)

At least 20% of the issued and outstanding securities are held by public shareholders and at least 10% of the issued and outstanding securities are in the public float.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share. Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.

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

The Company has an authorized capital of unlimited common shares without par value. As of December 31, 2005, the end of the Company’s most recent fiscal year, there were 14,296,399 common shares issued and outstanding.

The Company’s common shares trade on the Exchange under the symbol “NCA”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected financial and operating information as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5: Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2005	2004	2003	2002	2001
Interest Income
Canadian GAAP	$ 1,714	$ 586	$ 1,706	$ 877	$ Nil
U.S. GAAP	$ 1,714	$ 586	$ 1,706	$ 877	$ Nil
Total Assets
Canadian GAAP	$ 2,017,112	$ 596,840	$ 435,520	$ 907,793	$ 2,753
U.S. GAAP	$ 1,647,974	$ 208,640	$ 47,320	$ 495,264	$ 2,753
Net (Income)/Loss
Canadian GAAP	$ 730,719	$ 227,265	$ 497,382	$ 274,962	$ 31,533
U.S. GAAP	$ 1,088,683	$ 174,768	$ 885,582	$ 687,491	$ 31,533
Shareholders’ Equity
Canadian GAAP	$ 1,894,359	$ 587,210	$ 404,528	$ 901,910	$ (1,272,110)
U.S. GAAP	$ 1,569,995	$ 282,962	$ 16,328	$ 489,381	$ (1,272,110)
Share capital
Canadian GAAP	$ 5,474,762	$ 3,481,668	$ 3,124,218	$ 3,124,218	$ 676,226
U.S. GAAP	$ 5,474,762	$ 3,481,668	$ 3,124,218	$ 3,124,218	$ 676,226
Weighted average number of shares outstanding
Canadian GAAP	8,288,201	5,623,238	4,762,583	1,018,708	237,900
U.S. GAAP	6,513,212	4,420,377	3,339,518	683,046	237,900
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ 0.09	$ 0.04	$ 0.10	$ 0.27	$ 0.13
U.S. GAAP	$ 0.17	$ 0.04	$ 0.05	$ 0.20	$ 0.13
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (191,782)	$ (196,514)	$ (178,655)	$ (294,395)	$ (61,565)
U.S. GAAP	$ (343,670)	$ (196,514)	$ (225,187)	$ (881,895)	$ (61,565)
Investing activities
Canadian GAAP	$ (158,004)	$ (3,389)	$ (48,652)	$ (587,500)	$ Nil
U.S. GAAP	$ (6,116)	$ (3,389)	$ (2,120)	$ Nil	$ Nil

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

Year Ended December 31,
	2005	2004	2003	2002	2001
Average for Period	US$0.8254	US$0.7719	US$0.7205	US$0.6370	US$0.6443

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	May	April	March	February	January	December
	2006	2006	2006	2006	2006	2005
High for Period	US$0.9100	US$0.8926	US$0.8834	US$0.8788	US$0.8744	US$0.8690
Low for Period	US$0.8903	US$0.8534	US$0.8531	US$0.8638	US$0.8528	US$0.8521

As of December 31, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8579 (US$1.00 = CDN$1.1656).

As of May 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9069 (US$1.00 = CDN$1.1027).

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

Peeyush Varshney, Praveen Varshney, Aly Mawji, Marek Kreczmer and Sokhie Puar hold positions in, or are otherwise affiliated with, another natural resource companies as follows:

Peeyush Varshney

-

Afrasia Mineral Fields Inc.

Avigo Resources Ltd.

Camphor Ventures Inc.

Garnet Point Resources Corp.

Mantle Resources Inc.

Praveen Varshney

-

Afrasia Mineral Fields Inc.

Camphor Ventures Inc.

Garnet Point Resources Corp.

Mantle Resources Inc.

Aly Mawji

-

Afrasia Mineral Fields Inc.

Alma Resources Ltd.

Garnet Point Resources Corp.

Norsemont Mining Inc.

Sokhie Puar

-

Garnet Point Resources Corp.

Marek Kreczmer

-

Golden Patriot Mining Inc.

Northwestern Mineral Ventures Inc.

Soho Resources Corp.

Tan Range Exploration Corporation

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the Exchange. However, trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share. Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.

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

Significant Acquisitions and Dispositions

Uranium Properties

On June 15, 2005, the Company entered into an option agreement with Bullion Fund Inc. ("Bullion"), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims.

As consideration for the claims, the Company will deliver the following to Bullion:

1.

$100,000 cash payable in the following installments:

(a)

$40,000 following execution of the purchase agreement;

(b)

$10,000 within five days of the closing date:

(c)

$25,000 on or before the date that is three months after the closing date; and

(d)

$25,000 on or before the date that is six months after the closing date.

The Company paid $75,000 as at December 31, 2005 and $25,000 subsequent to December 31, 2005 in accordance with the above installment plan.

2.

$200,000 to be paid by the issuance of 500,000 common shares within five days of the closing date (issued).

The Company also paid a finder's fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a price of $0.20 per share.

For further particulars on the Properties, see “B. Business Overview” below.

Pamlico & Gold Bar Properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of

Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allowed the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company paid $107,500 to enter into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company was granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

(a)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (incurred) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

(b)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

(c)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. The remaining payment of US$525,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments. In 2003, the Pamlico property was written-down by $281,832 to a value of $100,000, being management’s estimate of the recoverable amount.

During the year ended December 31, 2005, management decided to discontinue its funding of its interest in the Pamlico property. Accordingly, the Company wrote-off all remaining acquisition and exploration costs incurred on the property of $100,000.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the year ended December 31, 2005, management decided to discontinue its funding of its interest in the Gold Bar property. Accordingly, the Company wrote-off all remaining acquisition and exploration costs incurred on the property of $300,950.

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

In conjunction with the Reinstatement, it received Exchange approval for an option agreement (the “Option Agreement”) with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“ABG”). Under the Option Agreement the Company has the right, over three years, to earn up to a 50% interest in Bonanza’s Pamlico and Gold Bar Properties (collectively, the “Properties”), located in Nevada. During the year ended December 31, 2005, management decided to discontinue its funding of its interest in the Pamlico and Gold Bar properties. Accordingly, the Company wrote-off all remaining acquisition and exploration costs incurred on the properties of $400,950.

On June 15, 2005, the Company entered into an option agreement with Bullion, pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims. See Item 4. Information on the Company - A. History and Development of the Company - Significant Acquisitions and Dispositions.

Saskatchewan Properties

The Snowshoe, Harrison Peninsula and Pow Bay mineral claims of are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin.

The Athabasca Basin is the source of 32% of current world production of uranium. The properties cover 18039 hectares (44574 acres) adjoining property held by Cameco Corp which covers five economic deposits of uranium, three of which are past producers ( Rabbit Lake Mine and Collins Bay A and D) and one that is in current production (Eagle Point Mine). The main structural control for these deposits are thrust faults which displace the unconformity between overlying Athabasca Group sandstones and underlying older metamorphic basement rocks.

The properties are underlain by basement rocks and the Athabasca Group rocks do not appear to presently extend over the property. However, it is a reasonably assumption that they once did so and have been removed by erosion. Thus the influence the unconformity may have had on uranium mineralization should apply to basement rocks on the property to a depth of some hundreds of metres. Further, the main fault structures controlling the known deposits on Cameco ground project on to the NCM properties. These features make the NCM ground highly prospective for economic deposits of uranium. The favorability of the ground now covered by NCM properties has long been recognized and several operators have carried out exploration programs on it; this work did not identify significant uranium mineralization.

However, in the opinion of the writer previous work certainly did not test all areas of potential uranium mineralization and an aggressive program of exploration including diamond drilling of selected new targets is warranted.

FIGURE 1

110°
106°
102°
60°
60°
58°
58°
56°
56°
VIKING PROSPECT
NORTHWEST TERRITORIES
SASKATCHEWAN
WESTERN
URANIUM CITY
BEAVERLODGE
GUNNAR
MAURICE BAY
FOND DU LAC
STONY RAPIDS
MUDJATIK DOMAIN
MIDWEST PROSPECT
SNOWSHOE PROSPECT
HARRISON PROSPECT
POW BAY PROSPECT
ALBERTA
CLUFF LAKE
SHEA LAKE
ATHABASCA BASIN
DAWN LAKE
MIDWEST LAKE
JEB
EAGLE POINT
COLLINS BAY A,B,D ZONES
RABBIT LAKE
McCLEAN
RAVEN
HORSESHOE
CIGAR LAKE
McARTHUR RIVER
WEST BEAR
RUSSELL LAKE SOUTH & KEY LAKE PROSPECTS
KEY LAKE
CRATON
VIRGIN R. DOMAIN
MUDJATIK DOMAIN
CREE LAKE ZONE
WOLLASTON DOMAIN
PETER LAKE DOMAIN
WATHAMAN BATHOLITH
ROTTENSTONE DOMAIN
ROTTENSTONE MIGMATITE COMPLEX
LA RONGE DOMAIN
MACLEAN LAKE BELT
GLENNIE LAKE DOMAIN
KISSEYNEW DOMAIN
SOUTHEND
MANITOBA
LA RONGE
HANSON LAKE BLOCK
FLIN FLON DOMAIN
FLIN FLON
ALASKA
YUKON
N.W.T.
GREENLAND
B.C.
ALTA.
SASK.
MAN.
ONT.
QUE.
NFLD.
MARITIMES
KEY MAP
Phanerozoic
Athabasca Group
Crystalline basement
Uranium deposit / mine
50 miles
0 50 100 km
J.S. Kermeen, M.Sc., P.Eng.
Consulting Geological Engineer
NORTHERN CANADIAN MINERALS INC.
ATHABASCA BASIN URANIUM PROSPECTS
SASKATCHEWAN
LOCATION MAP
Drawn by: TerraCAD
Projection
Map
Date July 21, 05
Fig No 1

Property Description and Location

The property comprises a large block of four contiguous mineral claims and two nearby smaller separate mineral claims with a combined total area of 18,039 hectares (44,574 acres). See figure 4.

It is located on Wollaston Lake in northeastern Saskatchewan some 580 kilometres north of the city of Prince Albert on parts of NTS maps 64 L 4, 5 and 6, and 64 L 11. (See Figure 1).

The centre of the property is approximately at longitude 103 deg. 21min. and latitude 58 deg. 21 min. or NAD 27 6,475,000 N, 595,000 E.

See Table I for a detailed breakdown of claim numbers, areas and assessment work requirements. Approximately 50% of the claim area is covered by the water of Wollaston Lake; the large Snowshoe block straddles Snowshoe and Fife Islands and part of the north shore of the lake. The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim in 5 km ENE of the formerly producing Rabbit Lake mine.

TABLE 1

List of Mineral Claims

Group	Claim No.	Registered Owner*	Hectares	Effective Date Y M D	Annual Assess. Work $	Due Date Y M D	NTS
Snowshoe	S107238	AAEC	4557	04 03 22	54,684	06 03 22	64 L 06,11
“	S107240	“	5502	04 03 22	66,024	06 03 22	64 L 06
“	S107241	“	4705	04 03 22	56,470	06 03 22	64 L 05,06
“	S107380	“	2540	04 03 22	30,480	06 03 22	64 L 06,11
Harrison P.	S107177	“	279	03 12 16	3,348	05 12 16	64 L 05
Pow Bay	S107178	“	456	03 12 16	5,472	05 12 16	64 L 04
Totals			18039		216,473

* AAEC American Atomic Energy Co. Inc.

Accessibility, Climate, Local Resources,Infrastructure & Physiography

Accessibility

The general area is serviced by Saskatchewan Highway 906, an all-weather graveled road that connects with paved Highway 2 at La Ronge, Saskatchewan some 450 km to the south. Points North is a supply depot some 30 km west of the property that is serviced by both Highway 906 and a landing strip for both chartered and scheduled aircraft; float/ski equipped aircraft are also available for charter at Points North.

Private roads to the Rabbit Lake mill and Eagle Point mine connect Highway 906 with Wollaston Lake; it is probable that operators of this project could negotiate limited use of these roads to access the lake.

Most of the project area is accessible by water craft on Wollaston Lake or float-equipped aircraft in the summer and on ice roads over the lake and ski-equipped aircraft in winter. Helicopters available for charter in the area provide access year round including the break-up and freeze-up periods. It is probable that drilling activity would be scheduled in winter to utilize ice road access and drill sites on the ice.

Climate

The climate is northern mid-continent with temperature extremes from ranging from minus 50° C in mid winter to + 30° C in summer. Spring break-up is typically late April through May and freeze-up October through mid November.

Precipitation is moderate rainfall in summer and moderate snowfall in winter.

Activities such as prospecting, geological mapping and soil sampling are limited to the June through September period; ground geophysics and diamond drilling are often scheduled in winter to take advantage of winter roads and lake ice for surveys and drill sites. Activities during mid-November through mid- January are seriously hampered by short daylight hours.

Physiography

As is typical of much of the Canadian Shield area of Saskatchewan, a large percentage of the surface is covered by fresh water lakes; Wollaston Lake covers about 50% of this project. Local relief in the area is limited to a maximum of about 60 metres ; typical landforms being glacial features such as drumlins, rounded rock outcrops and the occasional rocky cliff. Outcrop is sparse on the property due to pervasive cover by unconsolidated glacial deposits; the bedrock composition is often inferred from abundant glacial boulders combined with geophysical information.

A large part of the land area is forested with small to medium-sized black spruce, pine and poplar.

History

The area covered by the property has been subjected to a number of periods of intense exploration activity since the discovery of the Rabbit Lake uranium mine in 1968. At least 103 assessment reports were identified as having some relevance to the present property. The more important are listed below:

Gulf Minerals Limited (1968-1970):

64 L 04 0004, NE012, NW0030, NE0039

64 L 05 0001, 0002, 0003, 0006, 0007 SE0016

64 L 06 0003, 0014, NW016

Work included airborne radiometric, electromagnetic and magnetic surveys, ground electromagnetic, magnetic and resistivity surveys, limited overburden drilling and diamond core drilling, geological mapping and prospecting.

E&B Explorations Ltd. (1977-1979)

64 L 0006, 0011, 0031, 0053

Work included airborne electromagnetic and magnetic surveys, ground electromagnetic and magnetic surveys, marine seismic survey (Kenting ), rock geochemical surveys, lake water and sediment sampling, minor diamond drilling.

Noranda Exploration Ltd. (1972)

64 L 05 0026, 0028, 0044

Work included airborne electromagnetic and magnetic surveys, prospecting.

Minatco Ltd. (1981-82)

64 L 06 0050,0051

Geological mapping and prospecting

Saskatchewan Mining Development Corporation (1989)

74 L 0006

Regional airborne high resolution magnetic/gradiometric survey.

Cameco Corporation/Uranerz Exploration and Mining Limited (1989-1995)

Numerous reports primarily relating to the Collins Bay and Eagle Point uranium deposits, some of which extended on to the southeast portion of the present Snowshoe Prospect.

64 L 06 0058R (1993)

geological mapping, outcrop sampling, radiometric prospecting, shipborne seismic survey (Goldak), airborne electromagnetic/magnetic survey, 64 L 06 0059 (1994) 39 reverse circulation drill holes sampling glacial overburden and bedrock

A comprehensive review of all the data produced during this period is beyond the scope of this report; however those listed above were perused by the writer and data considered pertinent to this evaluation is presented on the compilation map (Figure 4) and text in subsequent sections.

Geological Setting

Regional Geology

The Athabasca Basin of northern Saskatchewan is an oval-shaped sedimentary basin extending some 400 km east-west by 200 km north-south that is occupied by flat-lying to gently –dipping sediments of the Helikian (late Proterozoic) age sediments of the Athabasca Group. They comprise mainly sandstone with lesser amounts of arkose, siltstone, shale and pebble conglomerates; all are well indurated but relatively un- metamorphosed. The distribution of formations comprising the Athabasca Group is illustrated in Figure 2.

The Athabasca rocks unconformably overlie a “basement” of tightly folded and highly metamorphosed Aphebian (early Proterozoic) age supracrustals and Archean granitoid rocks which have been divided into tectono-structural domains as illustrated in Figure 2. The present depth to the unconformity at the base of the Athabasca varies from zero at the rim to more than 2000 metres in deeper parts of the Basin.

The Aphebian paragneisses underlying the eastern part of the Basin are derived primarily from shallow water sediments chiefly ranging in composition from pelitic to psammitic and with lesser amounts of quartzite, calc-silicate rocks and marble. The main mineral components in the paragneisses are quartz feldspar and biotite/muscovite, the transiton from psammitic to pelitic being identified by increasing mica content. The more pelitic sections are usually lower in the sequence and may contain significant amount of graphite presumably derived from original organic material. Conformable lenses and irregular bodies of anatectic pegmatite containing subore grade concentrations of uranium are common throughout the Aphebian paragneisses and are more prevalent in the more pelitic sections.

Fold structure in basement rocks in the Wollaston Domain (see Figure 2) is typified by a prominent northeast-southwest trending fabric with Aphebian rocks unconformably overlying and wrapping around “domes’’ of Archean gneissic granitoids. In the Mudjatik Domain adjoining to the northwest, basement lithology is similar to the Wollaston but fold structure is more disorganized and “domes” tend to be circular.

Major pre-Athabasca faulting occurred in northeasterly and east-northeasterly trending zones, sometimes marking the Domain boundaries. Many other less prominent faults occurred in other directions, a late set being the north-south Tabernor system. Many of these faults were reactivated after the deposition of the Athabasca Group and a number of thrust faults offsetting the Athabasca group may be uniquely post Athabasca.

Faulting in general appears to have occurred more frequently along belts of graphite-rich Aphebian metasediments.

Paleoweathering of the basement rocks (regolith) to depths of up to 50 metres is everywhere preserved under the Athabasca unconformity. It is often manifested as an upper layer of buffcolored kaolin grading downward to recognizable kaolinized and hematized bedrock.

FIGURE 2

Deposit Types and Mineralization

To date the only significant economic mineral deposits in the region are those of uranium. There are three main types of uranium mineralization in the region:

Anatectic pegmatites: As described above; may contain trace to 0.30% U3O8; individually are usually small and irregular; no alteration haloes; are prevalent in the Aphebian basement, particularly in the lower pelitic sections; are a likely source for the uranium in higher grade deposits.

No economic deposits have yet been defined in Saskatchewan but in composition and origin they do not differ appreciably from rocks hosting the Rossing Mine in Namibia and should not be entirely discounted.

Epigenetic pitchblend/uraninite( sometimes brannerite) deposits with simple mineralogy: in veins, breccias and shear zones; these comprise most of the deposits previously mined in the Uranium City area and some of the Cluff Lake mine deposits; mineralization favors fault zones and at Uranium City is spacially related to the unconformity at the base of an Early Proterozoic sedimentary sequence. Grades of mined deposits varied from 0.10 to 0.50% U3O8; they have significant economic potential.

Unconformity type pitchblend/uraninite deposits: (See figure 3)

These deposits are typically very high grade ( 0.25 to 25 % U3O8) and account for most of the current Saskatchewan uranium production ( 32% of the total world production). The uranium occurs mainly as pitchblend and uraninite with minor amounts of other uranium minerals. In many deposits the uranium is accompanied by a complex suite of minerals which may include abundant nickel and cobalt arsenides and sulphides and lesser amounts of many other base and precious metals. However, at McArthur River, which is largest and richest deposit, arsenides and sulphides are not significantly present.

Most known deposits occur where the unconformity at the base of the Athabasca has been disrupted by faulting; many deposits occur where there are graphitic pelites in the basement; at least one major deposit occurs over a basement high caused by a resistant quartzite unit; uranium mineralization may extend hundreds of metres up into the sandstone and down into the basement; many are surrounded by large clay alteration haloes often characterized by illitization and dravoite (tourmaline) alteration; again, McArthur River is the exception with a very small clay alteration halo; some have extensive haloes of silicification.

The Eagle Point deposit is spacially related to the now-eroded Athabasca unconformity and has been traced at least 460 metres below it and may extend much deeper. In terms of mineralogy, alteration halo and depth extent below the unconformity it is quite similar to the Uranium City type.

Most authors attribute the unconformity – type deposits to “diagenetic hyrothermal”, rather than igneous- related hydrothermal, processes.

FIGURE 3

Exploration Techniques

Scarcity of outcrop within the Basin and in many adjacent basement areas have made it necessary to rely heavily on the medium of surficial glacial deposits for both ground prospecting, rock geochemistry and bedrock mapping. Also, a significant part of the surface is covered by lakes making it necessary to utilize underwater techniques such as lake sediment sampling and marine seismic surveys.

Early discoveries on or near the rim of the Basin (Rabbit Lake and Key Lake) were made by locating high grade uranium-bearing boulders by ground prospecting and tracing them back to their source. Very detailed ground prospecting for mineralized boulders and/or radioactive springs with handheld scintillometers is still a necessary component. With greater knowledge of the nature of alteration haloes and the advent of accurate field instruments to analyse for clays, it has been possible to detect alteration haloes up to hundreds of metres above deeply buried deposits.

Electromagnetic (EM) surveys, usually airborne initially with ground follow up, primarily detecting favorable graphitic zones in basement rocks, has been one of the most effective tools. Much of the exploration drilling to date as been targeted on EM anomalies. Successive generations of instruments has been able to detect conductors at ever increasing depths until detection at depths of up to 1000 metres is now being achieved .

Airborne and ground high resolution magnetic surveys are regularily used to assist in mapping basement lithology and fault offsets. Airborne radiometric surveys have been widely utilized with, in this writer’s view, limited success; un-economic uranium-bearing pegmatite is pervasive both in basement bedrock and as basement boulders in the glacial deposits overlying Athabasca rocks, and accounts for most of the airborne radiometric anomalies. Ore-type uranium –bearing boulders and outcrops are few and far between and airborne surveys are unlikely to detect them. Airborne and water-borne gravity/gradiometry is being tested with some reported success in detecting unconformity offsets and large clay alteration haloes.

Geology and Mineralization of the Snowshoe, Harrison Peninsula, Pow Bay Property

The geology of the project area after Ray 1978 (7) is depicted on Figure 4.

Since some 60% of the surface is covered by the water of Wollaston Lake and a high percentage of the land area is obscured by unconsolidated glacial deposits, it can be assumed that bedrock lithology has been largely inferred from boulder mapping and geophysical surveys. Considerable additional information is available from assessment files and further refinement of the bedrock geology will be possible on further detailed study.

The property straddles the boundary between the Wollaston Domain to the southeast and the Mudjatik Domain to the northwest. Bedrock is entirely basement rocks except for a few possible Athabasca Group outliers inferred from marine seismic surveys.

The main Athabasca Group cover extends to within one km of the southwest boundary of the Snowshoe property and lies within three or four km of the Harrison Point and Pow Bay properties. It is a reasonable assumption that the Athabasca Group rocks once extended over the present property and that its influence on uranium ore forming processes extended to basement rocks over some or all of the present property.

Basement lithology in decreasing order of abundance includes Aphebian “pelitic to semi-pelitic gneiss and schist”, Archean granitic rock and “quartzofeldspathic migmatitic gneiss” and (in the northeast sector) a younger granite. The EM conductors depicted on Figure 4 attest to numerous graphitic layers in the Aphebian metasediments within the property and also outside the property in the vicinity of Gillies Island.

The predominant structural trend in layered rocks is northeasterly with variable dips to the southeast.

The Collins Bay fault is a major thrust fault zone; Athabasca sandstones occur on the northwest (downthrown) side and have been uplifted and eroded on the southeast side. The main trend of the fault is northeasterly parallel to the regional fabric with variable dips to the southeast; however, immediately south of the Collins Bay B deposit it has been deflected from northeasterly to north-south possibly by the effect of one of the numerous north-south faults in the area. The Collins Bay fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A,B and D deposits, and Eagle Point mine.

The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and produced 169 million pounds of U3O8 (current gross value about $ 5 billion) from ore grading 5.68% U3O8.

The Eagle Point Mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 metres below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8. There is no immediate association between ore and graphite in the host rock.

The Collins Bay fault is a strong conductor at least in part due to graphite and has been traced by electromagnetic methods northeasterly on to the present Snowshoe property.

Past exploration on what is now the Snowshoe property was understandably focused on the northeasterly projection of the Collins Bay fault and on conductors indicated by EM surveys. A number of diamond drill holes tested conductors on the property and immediately adjacent to its southwest boundary; no significant uranium mineralization was encountered.

Along the same belt glacial till in the lake bottom was tested by reverse circulation rotary drilling (see Figure 4) ; no significantly anomalous uranium was encountered.

Along the same belt glacial till in the lake bottom was tested by reverse circulation rotary drilling (see Figure 4); no significantly anomalous uranium was encountered.

The most recent marine seismic survey detected a number of linear depressions in the bedrock surface under the lake which were interpreted as possible fault traces ( see “ bedrock trenches” on Figure 4). These inferred structures have never been tested by diamond drilling nor has significant overburden testing of till been done “down-ice” from them. It is noted that these structures have an orientation similar to that of the Collins Bay fault ; in particular, they in part follow , and in part transect, the stratigraphic trends. As such they are considered to be suitable host structures for uranium mineralization, particularily of the Eagle Point type.

The Harrison Peninsula claim lies adjacent to the southwestern end of the above-described “bedrock trenches”.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3O8 from ore grading 0.27 % U3O8; the ore was hosted by basement rocks between 0 and 200 metres below the Athabasca unconformity.

27

FIGURE 4

29

Below is a summary of acquisition and deferred exploration costs incurred by the Company as at December 31, 2005:

	Uranium Properties	Pamlico	Gold Bar	Total
Acquisition costs:
Balance, December 31, 2003 & 2004	$ –	$ 71,750	$ 71,750	$ 143,500
Additions during the year	305,000	–	–	305,000
Write-off of interest in unproven mineral properties		(71,750)	(71,750)	(143,500)
Balance, December 31, 2005	305,000	–	–	305,000

Deferred exploration:
Balance, December 31, 2003 & 2004	–	28,250	216,450	244,700
Additions during the year:
Claim maintenance	20,817	–	12,750	33,567
Geological consulting	34,821	–	–	34,821
Staking	8,500	–	–	8,500
Write-off of interest in unproven mineral properties	–	(28,250)	(229,200)	(257,450)
Balance, December 31, 2005	64,138	–	–	64,138
Total	$ 369,138	$ –	$ –	$ 369,138

C.

Organizational Structure

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value.  The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission.  Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the Exchange.  However, trading in the Company’s securities has been suspended from June 1, 1995 to October 28, 2002. On September 2, 1998, the Company changed its name from “Morocco Explorations Inc.” to “Mask Resources Inc.” and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, the Company increased its authorized capital to 100,000,000 common shares (the “Shares”) without par value.  On September 30, 2002, the Company changed its name from “Mask Resources Inc.” to “American Nevada Gold Corp.” On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1)new share. Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company does not have any subsidiaries.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The registered and records office of the Company is located at Suite 1000 – 595 Burrard St., Vancouver, BC V7X 1S8.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2005 and 2004 and for its last three fiscal years ending December 31, 2005, 2004, and 2003 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 12 of the audited December 31, 2005 financial statements included herein at Part IV – Item 17.  Refer to Note 12 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2005, 2004, and 2003 are as follows:

Year Ended December 31, 2005 as compared to Year Ended December 31, 2004

During the year ended December 31, 2005, the Company incurred a loss of $730,719 or $0.09 per share as compared to a loss of $227,265 or $0.04 per share during the year ended December 31, 2004, an increase in loss of $503,454. The increase in loss was primarily attributable to various costs incurred in connection with the acquisition of resource properties and the write-off of acquisition and exploration costs incurred on the Pamlico & Gold Bar Properties of $400,950.

During the year, the Company incurred exploration expenses of $151,888 (2004 – $nil).

Year Ended December 31, 2004 as compared to Year Ended December 31, 2003

During the year ended December 31, 2004, the Company incurred a loss of $227,265 or $0.04 per share as compared to a loss of $497,382 or $0.10 per share during the year ended December 31, 2003, a decrease in loss of $270,117. The decrease in loss was primarily due to a write down of interest in unproven mineral properties of $281,832 recorded in 2003 and decreases in consulting fees by $29,370, office, rent and administration by $7,860, and wages and benefits by $20,253.  However, advertising, promotion and travel expenses increased by $5,364, professional fees by $4,161, regulatory and transfer agent costs by $5,899 and stock based compensation cost by $52,497.

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

B.

Liquidity and Capital Resources

The Company reported working capital of $1,516,866 at December 31, 2005 compared to working capital of $194,868 at December 31, 2004, representing an increase in working capital by $1,321,998.

As at December 31, 2005, the Company had net cash on hand of $1,613,609 compared to $200,301 at December 31, 2004, an increase in cash by $1,413,308. This increase in cash resulted from net inflows of cash of $254,333 from various exercise of warrants and of $1,508,761 from private placement proceeds (net) offset by net outflows of cash utilized for operations of $191,782, acquisition of interest in resource properties of $151,888 and purchase of equipment and leasehold improvements of $6,116.

Current assets excluding cash at December 31, 2005 consist of other receivable of $16,010 and prepaid expenses of $10,000.

Current liabilities as at December 31, 2005 consist of accounts payable and accrued liabilities of $122,753.

On December 15, 2005, the Company entered into a contractor agreement with KAL Exploration Inc. (“KAL”), commencing January 1, 2006 for a 1 year period, whereby the Company will pay a maximum of $12,000 per month and a bonus payout of a maximum of $120,000 per year to KAL for consulting services. Pursuant to the contractor agreement, the Company granted KAL 500,000 stock options, subsequent to December 31, 2005, exercisable at $0.32 per common share which expire 1 year from the date of grant.

During the year ended December 31, 2005, the Company completed the following non-brokered private placements:

i)

500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share until July 27, 2006 and at a price of $0.30 per share until July 27, 2007.

ii)

3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit for total gross proceeds of $1,522,030. Each unit is comprised of one common share and one-half share purchase warrant of the Company. Each whole warrant entitles the holder, on exercise, to purchase one additional common share of the Company at a price of $0.50 per share at any time until December 30, 2006. The Company accrued an aggregate of $88,269 as finders’ fees on a portion of the private placement, which were paid subsequent to December 31, 2005.

For the flow-through common shares issued for proceeds totaling $1,071,560 (2004 - $Nil), the Company is committed to expending the funds on qualifying exploration in accordance with the provisions of the Canadian Income Tax Act. As at December 31, 2005 the Company has $1,071,560 of cash on hand relating to its unexpended 2005 flow-through commitments.

Financing for the Company operations was primarily through equity financings. The other sources of funds potentially available to the Company are through the exercise of 952,000 outstanding stock options at exercise prices of $0.15 and $0.32 per share which expire between November 19, 2007 and October 5, 2010 and the exercise of 4,034,409 outstanding share purchase warrants at exercise prices of $0.20, $0.30 and $0.50 per share which expire between July 27, 2006 and July 27, 2007. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the Directors and senior officers of the Company as at the date of this Annual Report, their municipalities of residence, age, their current positions, functions and areas of expertise in the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on May 30, 2006 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Praveen Varshney(1) Age: 41 3886 West 38th Ave. Vancouver, BC V6N 2Y4	Director and President

Chartered Accountant; Director and President of the Company since January 24, 2006; Principal of Varshney Capital Corp. from November 1999 to December 31, 2003; Director and/or Executive Officer of various publicly traded companies.

As a Director and President, Mr. Varshney is responsible for the overall management and supervision of the affairs and business of the Company.

Sokhie Puar(1) Age: 43 5580 McColl Cres. Richmond, BC V6V 2L6	Director

Director of the Company since September 2003; President, SNJ Capital Ltd. January 2000 to March 2004; Senior Vice President, Capital Alliance Group, June 2000 to June 2001; Director and/or Executive Officer of various publicly traded companies.

Responsible for the overall management and supervision of the affairs and business of the Company.

Marek Kreczmer Age: 55 5330 Monteverdi Place West Vancouver, BC V7W 2W8	Director

Director of the Company since September 20, 2005; Geologist and Professional Engineer for past 30 years; CEO, Golden Patriot Mining Inc., a mineral exploration company (2004 to present); Chairman of the Technical Committee, Tanzanian Royalty Exploration Corporation, a mineral exploration company (2004 – present); President, Tanzanian Royalty Exploration Corporation (1993-2004); Director and/or Executive Officer of various publicly traded companies.

Responsible for the overall management and supervision of the affairs and business of the Company.

Peeyush Varshney (2) Age: 39 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Director, President and Chief Financial Officer

Director of the Company since August 1, 2002. Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

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

Aly Mawji (1) Age: 27 758 Miller Ave. Coquitlam, B.C. V3J 4K3 Canada	Director

Director of the Company since November 28, 2002; Principal of 608749 B.C. Ltd. from October 2002 to present; VP of Consolidated Kronofusion Technologies Inc. from July 2000 to October 2002; Investor relations for Image Power Inc. from May 1999 to May 2000; Director and/or executive officer of various publicly traded companies.

Responsible for the overall management and supervision of the affairs and business of the Company.

Keith Laskowski Age: 49 23756 Currant Drive Golden, CO 80401 USA	Vice President, Exploration

Officer of the Company since January 1, 2006. President & CEO of Solomon Resources Ltd. from April 2005 - 2006; President & CEO of Gallant Minerals Services Ltd. from 1997 – 2005; Senior Geologist of Newmont Exploration Ltd. from 1980 – 1997; Exploration Manager, Haiti from 1996 – 1997; Project Manager, True North Joint Venture, Alaska from 1994 – 1995; Mine Geologist, Post and Carlin Mines, Nevada from 1992 – 1993.

Responsible for the identification, evaluation and acquisition of quality exploration projects; recommendation of uranium mineral exploration, development and production programs to the Board.

(1)

Denotes member of the Company’s Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

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

Executive officers are entitled to participate in stock options granted by the Company.  For additional information with respect to stock options granted to executive officers, please refer to “Item 6E – Share Ownership – Stock Option Plan.”

During the most recently completed fiscal year of the Company ended December 31, 2005, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (2) President & Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$72,000 (1) $72,000 (1) $72,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Peeyush Varshney Chief Financial Officer & Secretary	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$72,000 (1) $72,000 (1) $72,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Pursuant to a management and administrative services agreement dated November 1, 2002, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $72,000, being $5,000 per month for management services and $1,000 per month for administrative services to VCC during the fiscal year ended December 31, 2005. VCC is a B.C. private company partially owned by Hari Varshney, President, Chief Executive Officer and a director of the Company, and Peeyush Varshney, Chief Financial, Corporate Secretary and a director of the Company. Praveen Varshney, a director of the Company is a director of VCC. See “Management Contracts” below.

(2)

Hari B. Varshney resigned as a director, President and CEO of the Company and Praveen K. Varshney was appointed as President and CEO effective January 24, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 20,000 incentive stock options were granted to each of the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
Hari B. Varshney	Nil	Nil	170,800 / 9,200	$37,448 / $552
Peeyush K. Varshney	Nil	Nil	118,800 / 9,200	$25,488 / $552

(1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company’s shares as at December 31, 2005 was $0.38.

Options and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the fiscal year ended December 31, 2005.

The Company has no standard incentive arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange. During the most recently completed financial year, the Company granted an aggregate of 210,000 incentive stock options to various directors of the Company as follows:

Marek Kreczmer

100,000

Sokhie Puar

70,000

Peeyush Varshney

20,000

Hari Varshney

20,000

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed fiscal year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	952,000	$0.19	516
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	952,000	$0.19	516

Indebtedness of Directors, Executive and Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

Management Contracts

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

During the fiscal year ended December 31, 2005, the Company paid $60,000 in management fees and reimbursed $12,000 for administrative services to VCC pursuant to the VCC Agreement.

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

C.

Board Practices

The Company’s Board consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C. Directors are elected by a majority of the votes of the Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board. Officers are elected at the annual meeting of the Directors held immediately after the annual general meeting of shareholders. The Directors hold regularly scheduled meetings at which members of management are not in attendance.

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

The audit committee consists of Messrs. Praveen Varshney, Aly Mawji and Sokhie Puar. The audit committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2005, the Company has three employees performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and officers of the Company as at the date of this annual report and the corresponding percentage of the Company’s issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class (1)
Praveen Varshney	Common Stock	439,500 (2)	1.75%
Peeyush Varshney	Common Stock	189,556 (3)	0.75%
Aly Mawji	Common Stock	110,000	0.44%
Sokhie Puar	Common Stock	160,000 (4)	0.64%
Keith Laskowski	Common Stock	500,000 (5)	1.99%
		1,399,056

(1)

Based on 25,112,932 shares outstanding at May 31, 2006.

(2)

118,000 of these shares are represented by currently exercisable stock options.

(3)

128,000 of these shares are represented by currently exercisable stock options.

(4)

100,000 of these shares are represented by currently exercisable stock options.

(5)

All these shares are represented by currently exercisable stock options.

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

As at December 31, 2005, the following directors’ and employees’ stock options to purchase a total of 952,000 common shares of the Company were outstanding:

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2005	Expiry date	December 31, 2005
$0.15	164,000	November 19, 2007	164,000
$0.15	60,000	February 4, 2008	60,000
$0.15	410,000	July 13, 2009	410,000
$0.32	318,000	October 5, 2010	172,572
	952,000		806,572

As at the date of this Annual Report, 446,000 of the 952,000 stock options were allocated to Directors and officers of the Company as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Praveen Varshney	30,000	$0.15	November 19, 2007
Praveen Varshney	68,000	$0.15	July 13, 2009
Praveen Varshney	20,000	$0.32	October 5, 2010
Peeyush Varshney	40,000	$0.15	November 19, 2007
Peeyush Varshney	68,000	$0.15	July 13, 2009
Peeyush Varshney	20,000	$0.32	October 5, 2010
Sokhie Puar	30,000	$0.15	July 13, 2009
Sokhie Puar	70,000	$0.32	October 5, 2010

Marek Kreczmer	100,000	$0.32	October 5, 2010

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company as at December 31, 2005 and as at the date of this Annual Report.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 31, 2006:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in the Canada
193	183	24,182,623	96.30%

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

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 31, 2006:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
193	5	700,820	2.79%

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

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of U.S. beneficial holders of common shares exceeds 25.

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

(1)

Hari Varshney and Peeyush Varshney are controlling shareholders of Varshney Capital Corp. (“VCC”). During fiscal 2005, pursuant to a Management and Administrative Services Contract dated November 1, 2002, between the Company and VCC, the Company paid VCC management fees of $60,000 (2004 - $60,000) and administrative fees of $12,000 (2004 - $12,000). VCC is in the business of providing management services to public companies.

(2)

During the year, the Company paid rent of $nil (2004 - $17,723) to Afrasia Mineral Fields Inc., a company in which Peeyush Varshney is a director.

(3)

During the year ended December 31, 2005, the Company paid or accrued $2,000 (2004 – $nil) for consulting fees to a company owned by Sokhie Puar, a director of the Company.

The Company believes that the terms of the transactions above were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Company’s audited financial statements, consisting of balance sheets as at December 31, 2005 and 2004, and statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2005 along with related notes and Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences.

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

B.

Significant Changes

The following events occurred subsequent to December 31, 2005:

(1)

The Company entered into an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain will undertake a Work Program on claims located in Saskatchewan held by the Company. The Company paid Coast Mountain $100,000 as a service fee, pursuant to the terms of the agreement.

(2)

The Company granted 500,000 stock options to an employee of the Company. The stock options are exercisable at $0.35 per common share which expire 2 year from the date of grant. The granting of these stock options is subject to shareholder approval.

(3)

The Company staked an additional 8 mineral claims located in northern Saskatchewan.

(4)

The Company submitted a proposal with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into an 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in certain claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling $750,000 cash (of which $25,000 has been paid) and 500,000 common shares, over a period of 3 years.

(5)

The Company entered into an investor’s relations agreement with Stirling Investor Relations Inc. (“Stirling”), whereby the Company will pay Stirling $3,500 per month for a period of 3 months. Pursuant to the investor relations agreement, the Company granted Stirling 60,000 stock options exercisable at $0.45 per common share which expire 1 year from the date of grant. The investor’s relation agreement is subject to approval by the Exchange and the granting of these stock options is subject to approval by the shareholders and the Exchange.

45

(6)

The Company entered into an investor relations agreement, for a term of 3 months, with Small Cap Invest Ltd. (“Small Cap”), whereby the Company will pay Small Cap 5,000 euros per month plus expenses, for a period of 1 year (terminable within any 15 day period after the first month). Pursuant to the investor relations agreement, the Company granted Small Cap 300,000 stock options exercisable at $0.50 per common share which expire 2 years from the date of grant. The investor relations agreement is effective April 10, 2006, subject to approval by the Exchange and the granting of these stock options are subject to approval by the shareholders and the Exchange.

(7)

The Company completed a non-brokered private placement of up to 7,000,000 units at a price of $0.50 per unit for gross proceeds of up to $3,500,000, subject to approval by the EXCHANGE. Each unit will consist of one common share and a one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share for a period of 1 year. A finders’ fee of 7% will be paid on a portion of this private placement.

(8)

The Company completed a non-brokered private placement of up to 2,800,000 units at a price of $0.52 per unit for gross proceeds of up to $1,465,000, subject to approval by the Exchange. Each unit will consist of one common share and a one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share for a period of 1 year.

(9)

The Company granted 300,000 stock options to an employee of the Company. The stock options are exercisable at $0.50 per common share which expire 2 years from the date of grant. The granting of these stock options is subject to the Company’s stock option plan and approval from the Exchange.

(10)

The Company received $27,755 in proceeds from the exercise of 180,500 stock options.

(11)

The Company received $157,850 in proceeds from the exercise of 636,033 warrants.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s common shares commenced trading on the Exchange in February 1988 under the symbol “MOQ”. However, trading in the Company’s securities had been suspended from September 1, 1995 to October 28, 2002, due to its failure to meet the Exchange’s initial listing requirements.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share.

The following table sets forth the reported high and low prices in Canadian funds for the Company’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005, and (c) the five most recent fiscal years:

	High	Low
Share Prices (‘NCA”)
Monthly Stock Prices
May 2006	$ 0.70	$ 0.455
April 2006	$ 0.85	$ 0.54
March 2006	$ 0.57	$ 0.40
February 2006	$ 0.475	$ 0.41
January 2006	$ 0.61	$ 0.31
December 2005	$ 0.41	$ 0.315
Quarterly Stock Prices
Post-Consolidated Share Prices (“NCA”)
Fiscal 2006
First Quarter	$ 0.61	$ 0.31
Fiscal 2005
Fourth Quarter	$ 0.49	$ 0.28
Third Quarter	$ 0.29	$ 0.20
Second Quarter	$ 0.30	$ 0.20
First Quarter	$ 0.25	$ 0.15
Fiscal 2004
Post-Consolidated Share Prices (“NCA”)
Fourth Quarter	$ 0.25	$ 0.17
Third Quarter	$ 0.265	$ 0.175
Pre-Consolidated Share Prices (“AGN”)
Second Quarter	$ 0.06	$ 0.04
First Quarter	$ 0.085	$ 0.05
Annual Stock Prices
Post-Consolidated Share Prices (“NCA”)
Fiscal 2005	$ 0.49	$ 0.15
Fiscal 2004	$ 0.425(1)	$ 0.17(1)
Pre-Consolidated Share Prices (“AGN”)
Fiscal 2003	$ 0.14	$ 0.035
Fiscal 2002	N/A	N/A

Fiscal 2001	N/A	N/A

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

The closing price of the Company’s shares on the Exchange was $0.38 on December 30, 2005 and $0.52 on May 31, 2006.

B.

Plan of Distribution

Not applicable.

C.

Markets

As at the date hereof, the Company’s Common Shares are quoted on the following stock exchanges:

(a)

TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol “NCA”.

(b)

Frankfurt Stock Exchange under the trading symbol N4I (WKN-A0F46N).

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

Common Shares

The Company is authorized to unlimited common shares without nominal or par value of which, as at December 31, 2005, 14,296,399 was issued and outstanding as fully paid and non-assessable, 952,000 was reserved under directors’ and management stock options, and 4,034,409 was reserved pursuant to the exercise of previously issued common share purchase warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

(2)

otherwise, 10 days.

C.

Material Contracts

During the year ended December 31, 2005, the Company entered into an option agreement with Bullion pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims. See Iten 4. Information on the Company – A. History and Development of the Company – Significant Acquisitions and dispositions and Iten 4. Information on the

Company – B. Business Overview – Saskatchewan Properties for a complete disclosure on the acquisition and the properties.

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

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5 million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign parent of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

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

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

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

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

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

ITEM 16.

A.

Audit Committee Financial Expert

As at the date hereof, the Audit Committee is composed of Praveen Varshney, Aly Mawji and Sokhie Puar.  The Board has determined that Praveen Varshney is the “audit committee financial expert” as defined in Item 16A of the Form 20-F. Aly Mawji and Sokhie Puar are “independent directors” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

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

C.

Principal Accountant Fees and Services

Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“Dale Matheson”), are the independent auditors of the Company and examined the financial statements of the Company for the fiscal year ending December 31, 2005 and 2004. Dale Matheson performed the services listed below and were paid the corresponding fees for the fiscal year ended December 31, 2005 and 2004.

Audit Fees

Fees billed by Dale Matheson for professional services totaled $13,208 (2004 - $9,394) for the year ended December 31, 2005.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit-Related Fees

Fees billed by Dale Matheson for audit-related services totaled $nil (2004 - $nil) for the year ended December 31, 2005.

Tax Fees

The aggregate fees billed/unbilled for tax compliance, tax advice and tax planning services by Dale Matheson Carr-Hilton Labonte for fiscal year 2005 were approximately $500 (2004 - $500).

All other Fees

No other fees were billed by Dale Matheson during the fiscal years ended December 31, 2005 or 2004.

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

There were no fees in 2005 or 2004 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

D.

Exemptions From The Listing Standards For Audit Committees

Not Applicable.

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

No purchases of shares or any other units of any class of the Company’s equity securities have been made by or on behalf of the Company or any affiliated purchaser during the last fiscal year.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 12 to the Financial Statements.

Financial Statements

Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences dated April 11, 2006.

Auditor’s Report to the Shareholders and Comments for United States Readers on Canada-United States Reporting Differences dated April 11, 2006.

Auditor’s Report to the Shareholders and Comments for United States Readers on Canada-United States Reporting Differences dated February 29, 2004.

Audited Balance Sheets at December 31, 2005 and 2004.

Audited Statements of Operations and Deficit for the Years Ended December 31, 2005, 2004 and 2003.

Audited Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003.

Audited Notes to Financial Statements for the Years Ended December 31, 2005, 2004 and 2003.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1(1)	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2(1)	Articles of Morocco Explorations Inc.
1.3(1)	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4(1)	Memorandum and Articles of Mask Resources Inc.
1.5(1)	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
1.6(2)	Certificate of Name Change from American Nevada Gold Corp. to Northern Canadian Minerals Inc. dated July 19, 2004
1.7(2)	Articles of Northern Canadian Minerals Inc.
4.1(1)	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
4.2(1)	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
4.3(1)	2003 Stock Option Plan of American Nevada Gold Corp.
4.4(1)	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
4.5(1)	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
4.6(1)	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
4.7(1)	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
4.8(1)	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
4.9(1)	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
4.10(1)	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
4.11(1)	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
4.12(1)	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.
4.13(1)	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.

4.14(1)	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.15(1)	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.
4.16	Option agreement dated June 15, 2005 between the Company and Bullion Fund Inc.
4.17	Contractor agreement dated December 15, 2005 between the Company and KAL Explorations Inc.
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification
14.1(1)	Independent Qualified Person’s Review and Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
15.1(1)	Auditor’s Consent dated December 12, 2003

(1)

Incorporated by reference to Form 20-F filed on August 22, 2003.

(2)

Incorporated by reference to Form 20-F filed on July 7, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTHERN CANADIAN MINERALS INC.

“Praveen K.  Varshney”

By:

Praveen K. Varshney

President & Chief Executive Officer

DATED:  June 15, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1(1)	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2(1)	Articles of Morocco Explorations Inc.
1.3(1)	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4(1)	Memorandum and Articles of Mask Resources Inc.
1.5(1)	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
1.6(2)	Certificate of Name Change from American Nevada Gold Corp. to Northern Canadian Minerals Inc. dated July 19, 2004
1.7(2)	Articles of Northern Canadian Minerals Inc.
4.1(1)	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
4.2(1)	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
4.3(1)	2003 Stock Option Plan of American Nevada Gold Corp.
4.4(1)	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
4.5(1)	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
4.6(1)	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
4.7(1)	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
4.8(1)	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
4.9(1)	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
4.10(1)	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
4.11(1)	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
4.12(1)	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.

4.13(1)	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.14(1)	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.15(1)	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.
4.16	Option agreement dated June 15, 2005 between the Company and Bullion Fund Inc.
4.17	Contractor agreement dated December 15, 2005 between the Company and KAL Explorations Inc.
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification
14.1(1)	Independent Qualified Person’s Review and Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
15.1(1)	Auditor’s Consent dated December 12, 2003

(1)

Incorporated by reference to Form 20-F filed on August 22, 2003.

(2)

Incorporated by reference to Form 20-F filed on July 7, 2005.

Exhibit 12.1

CERTIFICATION

I, Praveen Varshney, certify that:

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

“Praveen Varshney”

Date:  June 15, 2006

_____________________________________

Praveen Varshney

President and Chief Executive Officer

(Principal Executive Officer)

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

“Peeyush Varshney”

Date:  June 15, 2006

__________________________________

Peeyush Varshney

Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Praveen Varshney”

Date:

June 15, 2006

_________________________________________

Praveen Varshney

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Minerals Inc. (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peeyush Varshney, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Peeyush Varshney”

Date:

June 15, 2006

__________________________________

Peeyush Varshney

Chief Financial Officer

(Principal Financial Officer)

