Form 20-F
period 2006-12-31
NORTHERN CANADIAN MINERALS INC.
filed 2007-07-16
CIK 1260092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50376

Northern Canadian Uranium Inc.

(formerly Northern Canadian Minerals Inc.)

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

As at December 31, 2006, 26,840,432 common shares issued and outstanding.

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

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

B.

Business Overview

16

C.

Organizational Structure

22

D.

Property, Plants and Equipment

23

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

A.

Operating Results

24

B.

Liquidity and Capital Resources

25

C.

Research and Development, Patents and Licenses, Etc.

27

D.

Trend Information

27

E.

Off-Balance Sheet Arrangements

27

F.

Tabular Disclosure of Contractual Obligations

27

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

27

A.

Directors and Senior Management

27

B.

Compensation

28

C.

Board Practices

32

D.

Employees

32

E.

Share Ownership

32

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

34

A.

Major Shareholders

34

A.1.a

Holdings by Major Shareholders

34

A.2

Canadian Share Ownership

34

A.3

Control of Company

35

A.4

Change in Control Arrangements

35

B.

Related Party Transactions

35

C.

Interests of Experts and Counsel

36

ITEM 8.

FINANCIAL INFORMATION

36

A.

Statements and Other Financial Information

36

B.

Significant Changes

37

ITEM 9.

THE OFFER AND LISTING

38

A.

Offer and Listing Details

38

B.

Plan of Distribution

39

C.

Markets

39

D.

Selling Shareholders

39

E.

Dilution

39

F.

Expenses of the Issue

39

ITEM 10.

ADDITIONAL INFORMATION

40

A.

Share Capital

40

B.

Memorandum and Articles of Association

40

C.

Material Contracts

42

D.

Exchange Controls

43

E.

Taxation

44

F.

Dividends and Paying Agents

53

G.

Statements by Experts

53

H.

Documents on Display

53

I.

Subsidiary Information

53

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

53

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

53

PART II

53

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

54

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

54

ITEM 15.

CONTROLS AND PROCEDURES

54

ITEM 16.

54

A.

Audit Committee Financial Expert

54

B.

Code of Ethics

54

C.

Principal Accountant Fees and Services

55

D.

Exemptions From The Listing Standards For Audit Committees

55

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

55

PART III

56

ITEM 17.

FINANCIAL STATEMENTS

56

ITEM 18.

FINANCIAL STATEMENTS

88

ITEM 19.

EXHIBITS

88

SIGNATURE

90

GLOSSARY OF TERMS

ABG	American Bonanza Gold Mining Corp.
Board	Board of Directors of the Company.
Company Act	The Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act.
Directors	the Directors of Northern Canadian Uranium Inc. formerly Northern Canadian Minerals Inc., American Nevada Gold Corp. and Mask Resources Inc.
Exchange	means the TSX Venture Exchange, formerly the Canadian Venture Exchange.
g/t	Grams per tonne.
GAAP	Generally accepted accounting principles.
GIS	Geographic information systems, a type of software which analyses geological data.
GST	Goods and services taxes of 6% effective July 1, 2007 (7% pre-July 2007) charged on all goods sold and services rendered in Vancouver, BC, Canada.
ICA	Investments Canada Act.
IP	Induced polarization survey
Mag	Magnetic survey which measures the fluctuation in the earth’s magnetic field caused by occurrence of naturally magnetic minerals in the earth.
NSR

Net Smelter Return royalty, an amount that may be paid to a party, resulting from an Agreement, which is calculated based on a specific definition included in the respective Agreement, but generally   equal to the value of the contained commodity minus certain deductions based on the costs incurred for certain production and processing, which may or may not include smelting.

opt	Troy ounces per short ton of gold unless indicated to be another metal
Precious metals	Gold, silver and platinum group metals.
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

The Company or Northern Canadian	Northern Canadian Uranium Inc. (formerly Northern Canadian Minerals Inc. and American Nevada Gold Corp.) a corporation incorporated pursuant to the Business Corporations Act (British Columbia).
Ton	Short ton which measures 2,000 pounds
Tonne	Metric ton which measures 2,204.6 pounds or 1,000 kilograms
U3O8	Triuranium octoxide, a compound of uranium.
VLF-EM	Very low frequency electro-magnetic survey which measures the conductive field about any conductive metallic elements
Vulcan	A mine planning software program by Maptek.
WTO	World Trade Organization.

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

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, the following: the Company’s lack of expertise in mineral exploration and mining, risks of exploration, operating hazards and risks, competition, inability to meet cost contribution requirements, potential defects in title to properties, fluctuation in currency exchange rates, earnings and divided record, financing risks, conflicts of interest,  and other risk and uncertainties described elsewhere in this annual report and under the heading “Risk Factors” beginning on page 11 of this annual report.

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

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates “the Company”, “the Corporation“, “we”, “us”, “our Company” or “NCA” refers to Northern Canadian Uranium Inc. (formerly Northern Canadian Minerals Inc.).

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

Trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002, initially, pursuant to a cease trade order issued by the British Columbia Securities Commission for failure of the Company to file its annual and interim financial statements. In addition, from June 1995 until October 2002, the Company was essentially a shell company without an active business and it had not met the minimum listing requirements of the Exchange pursuant to Exchange Policy 2.1. Consequently, the Exchange determined that the Company’s securities remain suspended until October 2002.  The Company met the Exchange’s initial listing requirements and resumed trading on October 29, 2002.

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

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company does not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share. Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.  On April 5, 2007, the Company changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

The business of the Company was that of uranium exploration. The Company is engaged directly and indirectly in the acquisition, exploration and development of uranium properties.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 1000 - 595 Burrard St., Vancouver, BC V7X 1S8. The contact person and other information of the Company are as follows:

Praveen Varshney, CA, President

Telephone: (604) 684-2181

Fax:  (604) 682-4768

The Company has an authorized capital of unlimited common shares without par value. As of December 31, 2006, the end of the Company’s most recent fiscal year, there were 26,840,432 common shares issued and outstanding.

The Company’s common shares trade on the Exchange under the symbol “NCA”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. The selected financial and operating information as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5: Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Interest Income
Canadian GAAP	$ 109,204	$ 1,714	$ 586	$ 1,706	$ 877
U.S. GAAP	$ 109,204	$ 1,714	$ 586	$ 1,706	$ 877
Total Assets
Canadian GAAP	$ 7,014,224	$ 2,017,112	$ 596,840	$ 435,520	$ 907,793
U.S. GAAP	$ 4,318,874	$ 1,647,974	$ 208,640	$ 47,320	$ 495,264
Net (Income)/Loss
Canadian GAAP	$ 643,926	$ 730,719	$ 227,265	$ 497,382	$ 274,962
U.S. GAAP	$ 3,768,537	$ 1,133,457	$ 174,768	$ 885,582	$ 687,491
Shareholders’ Equity
Canadian GAAP	$ 6,752,157	$ 1,894,359	$ 587,210	$ 404,528	$ 901,910
U.S. GAAP	$ 4,056,807	$ 1,569,995	$ 282,962	$ 16,328	$ 489,381
Share capital
Canadian GAAP	$ 10,626,485	$ 5,474,762	$ 3,481,668	$ 3,124,218	$ 3,124,218
U.S. GAAP	$ 11,012,246	$ 5,474,762	$ 3,481,668	$ 3,124,218	$ 3,124,218
Weighted average number of shares outstanding
Canadian GAAP	21,548,607	8,288,201	5,623,238	4,762,583	1,018,708
U.S. GAAP	21,229,719	6,513,212	4,420,377	3,339,518	683,046
Net (Income)/Loss Per Share[1]
Canadian GAAP	$ 0.03	$ 0.09	$ 0.04	$ 0.10	$ 0.27
U.S. GAAP	$ 0.18	$ 0.17	$ 0.04	$ 0.05	$ 0.20
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (612,651)	$ (191,782)	$ (196,514)	$ (178,655)	$ (294,395)
U.S. GAAP	$ (3,240,830)	$ (343,670)	$ (196,514)	$ (225,187)	$ (881,895)
Investing activities
Canadian GAAP	$ (5,928,802)	$ (158,004)	$ (3,389)	$ (48,652)	$ (587,500)
U.S. GAAP	$ (3,687,384)	$ (6,116)	$ (3,389)	$ (2,120)	$ Nil

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

Year Ended December 31,
	2006	2005	2004	2003	2002
Average for Period	US$0.8844	US$0.8254	US$0.7719	US$0.7205	US$0.6370

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	June	May	April	March	February	January
	2007	2007	2007	2007	2007	2007
High for Period	US$0.9453	US$0.9329	US$0.9035	US$0.8673	US$0.8631	US$0.8586
Low for Period	US$0.9322	US$0.8980	US$0.8633	US$0.8467	US$0.8437	US$0.8457

As of December 29, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8581 (US$1.00 = CDN$1.1653).

As of June 29, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9404 (US$1.00 = CDN$1.0634).

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

Lack of Expertise in Mineral Exploration and Mining

The Company’s management is experienced in all aspects of exploration and resource definition however it lacks the technical training and experience for starting, and operating a mine.  With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry.  The Company’s operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this aspect of the mining industry.

Risks of Exploration

All of the properties except one, in which we have the right to earn an interest are in the exploration stages only and are without a known body of commercial ore. One property contains an Indicated Resources, containing 400,000 lbs of eU3O8.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s future exploration will result in any discoveries of commercial body of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of resources, any of which, could result in work stoppages, damage to property and possible environmental damage. The Company currently maintains a Corporate Liability insurance policy for its US subsidiary, NCA Nuclear Inc., but does not maintain any insurance coverage against operating hazards. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which the Company may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

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

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to acquire funds needed to explore and develop resources on its properties.  This ability will be effected by the conditions of the securities markets, the commodities markets and the shareholders confidence.

Potential Defects in Title to Properties

The Company has not completed conclusive investigation with respect to title to all Properties. The Company has completed preliminary title review, through local contracted expertise, in order to confirm that all reasonable indications are that the title is known and Agreements are proper, however detailed historic records may contain additional conflicting information.  In the case of prior operating companies such as ABG, those companies were relying solely on the investigations made by or on behalf of ABG with respect to title to the Properties held by that company. The Company understands that in those jurisdictions where ABG has property interests, it performs searches of mining records in accordance with mining industry practices to confirm satisfactory title to properties which it holds or intends to acquire an interest, but that it does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of the Properties might be defective because of errors or omissions in the chain of title, including defects in conveyances and concessions are often uncertain and may be contested. There is not guarantee that title to the Properties will not be challenged or impugned in the future. The Properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

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

Peeyush Varshney, Praveen Varshney, Keith Laskowski and Sokhie Puar hold positions in, or are otherwise affiliated with, another natural resource companies as follows:

Peeyush Varshney

-

Afrasia Mineral Fields Inc.

Avigo Resources Ltd.

Garnet Point Resources Corp.

Mantle Resources Inc.

Mountain Province Diamonds Inc.

Praveen Varshney

-

Afrasia Mineral Fields Inc.

Garnet Point Resources Corp.

Mantle Resources Inc.

Keith Laskowski

-

KAL Exploration Inc.

-

Eurasian Minerals Inc.

-

Gallant Minerals Services Ltd.

Sokhie Puar

-

Garnet Point Resources Corp.

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

Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada and all of the Directors and the Company’s officers are residents of Canada, except for Keith Laskowski, who is a resident of the United States of America.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2006 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder’s tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see “Item 7 – Taxation – Passive Foreign Investment Company”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value. The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission. Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the Exchange. However, trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002. On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. The Company do not have any subsidiaries. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share. Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.  On April 5, 2007, the Company changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

The head office and principal business address of the Company is located at Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and the registered and records office of the Company is located at Suite 1000, 595 Burrard St., Vancouver, BC V7X 1S8.

History of the Company

The Company is currently engaged in the acquisition, exploration and development of uranium properties. The Company commenced operations in 1987, the year of its incorporation. In the early 1990s, the Company was engaged in the exploration of mineral properties in Vietnam. From 1995 to October 2002, the Company had been essentially a shell company without an active business.  From time to time, the Company had pursued certain business opportunities as they arose, however, until entering into a joint venture, described below, the Company did not pursue any specific business opportunity.

Significant Acquisitions and Dispositions

1.

Saskatchewan Uranium Properties

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

As consideration for the claims, the Company will deliver the following to Bullion:

i.

$100,000 cash payable in the following installments:

a)

$40,000 following execution of the purchase agreement;

b)

$10,000 within five days of the closing date:

c)

$25,000 on or before the date that is three months after the closing date; and

d)

$25,000 on or before the date that is six months after the closing date.

The Company paid $100,000 as at December 31, 2006 in accordance with the above installment plan.

ii.

$200,000 to be paid by the issuance of 500,000 common shares within five days of the closing date (issued).

The Company also paid a finder's fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a price of $0.20 per share.

2.

Wyoming Uranium Properties

On June 1, 2006, the Company signed a formal Agreement with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into a three year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in over 12,000 acres of uranium mineral claims, held by Miller-Berdahl, located in Wyoming and South Dakota, USA (hereafter referred to as the “Wyoming Properties”).

Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling US$750,000 cash and 500,000 common shares, over a period of 3 years.

The properties are located in the Powder River Basin, and adjacent terrains, and lie within four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in Wyoming, and one is located in adjacent South Dakota. As of April 1, 2007, the Company paid US$250,000 in cash and $92,000 through the issuance of 200,000 common shares to Miller-Berdahl pursuant to the terms of the option agreement.  During the reporting period, the Company has acquired additional claims totaling approximately 8,000 acres, bringing the total holding in Wyoming and South Dakota to 20,040 acres.

For further particulars on the Properties, see “B. Business Overview” below.

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

From 1995 to October 2002, the Company was essentially a shell company without an active business. Trading in the Company’s securities had been suspended from June 1, 1995 through October 28, 2002.

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

On June 1, 2006, the Company acquired additional three additional mineral claims in Saskatchewan, expanding the prior package.  The Company also  established a U.S. subsidiary, NCA Nuclear Inc., and completed an Exploration Option Agreement with Miller Berdahl Partnership to acquire 9 uranium exploration projects in Wyoming and South Dakota.  The Company expanded the property package to hold over 20,000 acres of minerals lands.

The Company also established a subsidiary in Mali, Wet Africa, Northern Canadian Minerals Ltd. Mali, and acquired two Prospecting Permits covering over 80,000 square kilometres in that country.  The following contains a description of the properties.

See Item 4. Information on the Company - A. History and Development of the Company - Significant Acquisitions and Dispositions.

Saskatchewan Properties

The Company has three exploration properties in Saskatchewan, all within the region known as the Athabasca Basin, however all properties actually lie outside the boundary of the rocks that define the present “basin”.  The target type and deposit types of this area are characterized as high grade, structure-hosted deposits, related to the Athabasca Basin Unconformity.   The Collins Bay Extension project is the Company’s main project, and is located along the eastern margin of the Athabasca Basin, very close to Cameco’s producing mines at Eagle Point.  The Company also has two smaller properties, located along the northern border of the basin, east of Uranium City, the site of initial uranium mining in Canada.  The Canyon Coin Claim covers 923 hectare, and the Viking Claim covers 210 hectares. The Saskatchewan properties are collectively referred to as the "Athabasca Properties"

Collins Bay Extension (CBE) Project

The CBE Project is located on the west side of Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin.  The Athabasca Basin is the source of 32% of current world production of uranium.  The Company has a 90% interest in 13 claims, totaling 37,310 hectares, subject to the Agreement with Bullion Fund Inc.

The Company has commenced a drilling program in the “Central Block” of the Collins Bay Extension project, along strike from Cameco’s Eagle Point Mine, Northern Canadian completed additional processing of historic airborne geophysical data, to identify the possible northeast extension of this important fault zone.  The Company is planning a minimum of 8 core holes, to explore uranium targets that are located in areas are similar to known uranium deposits in the region.  Additional targets will be tested during a phase II drilling program, planned for the 3Q 2007.  Drilling will be completed by Geotech Drilling Services of Prince George, B.C.   The Company has also completed a 2,000 line km airborne geophysics program that will evaluate the northeast and southwest blocks of claims, and identify drill targets for the upcoming field program

The CBE project is immediately along trend and adjacent to property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.  The main fault structure is the Collins Bay Fault, which controls the known deposits on Cameco ground, and extends on to the CBE Project. The Company believes it is this features that makes the Company's ground highly prospective for economic deposits of uranium. The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine. The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U3O8.  The CBE project includes 25 km of prospective ground along trend from the known deposits within the Collins Bay structure, and also covers prospective unexplored fault zones, located southeast from the Collins Bay structure.

Cameco’s Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 meters below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

The southeast end of the CBE Project is 6 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3O8 from ore grading 0.27 %U3O8; the ore was hosted by basement rocks between 0 and 200 meters below the Athabasca unconformity.

Coin Canyon Project, Saskatchewan

The Coin Canyon project consists of one claim covering 923 hectares.  The property is subject to the JV Agreement with Bullion Fund Inc.  No work has been completed at this time. The Coin Canyon claim contains three reported uranium occurrences, consisting of narrow zones, less than 1m wide, containing uranium that assays up to 3.7% U3O8.  These three occurrences are hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas.   Future exploration will assess this property.

Viking Project, Saskatchewan

The Viking project consists of one claim covering 210 hectares.   No work has been completed at this time. Future exploration programs will assess this property.

Wyoming Properties

On June 1, 2006 the Company signed a formal Agreement with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into a three year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in over

12,000 acres of uranium mineral claims, held by Miller-Berdahl, located in Wyoming and South Dakota, USA (hereafter referred to as the “Wyoming Properties”). Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling US$750,000 cash and 500,000 common shares, over a period of 3 years. The properties are located in the Powder River Basin, and adjacent terrains, and lie within four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in Wyoming, and one is located in adjacent South Dakota. As of April 1, 2007, the Company paid US$250,000 in cash and $92,000 through the issuance of 200,000 common shares to Miller-Berdahl pursuant to the terms of the option agreement.  During the reporting period, the Company has acquired additional claims totaling approximately 8,000 acres, bringing the total holding in Wyoming and South Dakota to 20,040 acres.

Elkhorn Project Area, Wyoming

The Elkhorn Project Area contains 7,100 acres of mineral rights.  Uranium mineralization at Elkhorn occurs along a northeast trending stratigraphic zone that extends over 12 miles.  The company has acquired properties in three specific areas along this trend (north, central and southern).  The northern area contains extensive historic drilling that was completed by Federal Resources in the 1970s.  The Company has received the first NI 43-101 compliant uranium resource estimate for the Busfield Mine area.  The resource estimate is based on the Company’s recent drilling programs in 2006, which included a total of 70 drill holes.  The resource estimate was prepared by SRK Consultants in Denver Colorado.  SRK has calculated the following resource, which remains open in several directions for further exploration:

Busfield Mine Area Resource Estimate

Cutoff eU3O8	Category	Tons	Average Grade eU3O8	Contained Pounds eU3O8

0.05% eU3O8
	Indicated	250,000	0.08% eU3O8	397,000
	Inferred	3,000	0.08% eU3O8	5,000

Uranium mineralization at Busfield, is sandstone-hosted, and occurs very close to surface, at depths generally less than 50 feet. The Busfield drilling and resource estimate include an area of approximately 600 feet (N-S) by 600 feet (E-W). The deposit is conformable, and remains open for further exploration and expansion, to the northwest and south.  The goal of the company is to trace the deposit, down-dip, and to evaluate the potential for in-situ leach mining operations in this region.  The Busfield resource is located within a 1.6 mile (2.6 km) long trend of uranium occurrences and mines.  The resource lies between two historic uranium mines, one located 3,200 feet (1 km) to the northwest and a second mine located 6,200 feet (1,9 km) to the southwest.  Additional drilling is planned to expand the resource, by drilling extensions of the Busfield mineralization, and testing the entire 1.6 mile (2.6 km) trend, in the coming field season.

The Busfield area is one of three areas containing uranium mineralization that the Company is exploring within the Elkhorn Project.  Three N-S trending zones of documented mineralization, each approximately 2 - 3 miles (3.2 – 4.8 km) long, are present within a northeast trending zone that extends more than 12 miles NE-SW.

Edgemont Uranium Project Area, South Dakota

The Edgemont Project area contains three projects that are located within historic uranium producing areas.  The Company controls 52 lode claims covering about 1,000 acres.  The three projects cover portions of a uranium mineralization trend that extends over a strike length of 18 miles.  Data Compilation is in progress.

Mule Creek Project Area, Wyoming

The Mule Creek Project area contains two uranium projects, located immediately west of the Edgemont properties, in Wyoming. The Company controls 329 lode claims and 3 State leases, for a total of 7,100 acres.  Data compilation is in progress, and no additional results have been obtained during the reporting period.

Pumpkin Buttes Project Area, Wyoming

The Pumpkin Buttes Project Area contains two uranium projects located within the central Powder River Basin, 70 miles west of Edgemont and Mule Creek projects.  Pumpkin Buttes is located in one of the most productive and competitive areas of Wyoming, as the region produces uranium, coal, oil, and coal bed methane.  The Company controls 1,280 acres of land in two State of Wyoming leases and 1,600 acres in 78 Federal lode claims for a total of 2,880 acres of land.  No new results or data has been acquired.  Drill hole and geological data are being acquired and compiled.

Aladdin Uranium Project, Wyoming

The Aladdin Project is located north of the historic Aladdin Uranium District.  The Company controls a total of 1,194 acres held under two State of Wyoming leases.  No new data or results have been acquired during the reporting period.

Currently three uranium mines are in production in this region, which employ “in-situ leach” recovery processes to recover similar uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.    Since 1995, Wyoming has been the leading producer of uranium in the U.S. and Wyoming also contains the largest uranium reserves in the U.S.  Since 1991, all uranium production in Wyoming has been from low-cost, in-situ leach (ISL) extraction.  Two ISL mining operations in Wyoming are now producing uranium at Cameco’s Highland/Morton Ranch and Smith Ranch Operations.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas, covering 1004 hectares in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

The Holiday Mine claims cover an albitite dike which is intruded within a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization.  Selected grab samples contain up to 0.22% U3O8 and 0.85% ThO2 .  No additional work has been completed during the reporting period.  Reconnaissance sampling and mapping is planned during the upcoming quarter.

Green Monster Mine Claims, Clark County

The Green Monster Mine Claims contain a historic lead-zinc mine, where mineralization reportedly contains highly anomalous uranium content. An historic five-ton bulk sample collected in 1951 is reported to have contained 1.09 % U3O8.   Individual samples contain as much as 10.5 % U3O8 .  Reconnaissance sampling and program planning is planned during the next quarter.

Carol R Mine Claims, Mineral County

The Carol R Mine claims contain uranium mineralization that is hosted along the margin of a felsic intrusive, at the contact with metasedimentary rocks.  Historic samples reportedly have produced assays up to 0.94% U3O8.  Reconnaissance sampling and program planning will be conducted during the next quarter.

Mali Properties

On July 11, 2006, the Company received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”). On September 21, 2006 the Company received its second “Authorization for Uranium Exploration and Group 2 Minerals” covering 35,542 square kilometers named the Gao Permit. This brings the Company’s total to 85,804 square kilometers of prospective land in northeast Mali.  The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas. The Company is pursuing exploration opportunities in Mali, based on the recognition that the area contains similar geology to adjacent Niger, which is the world’s fourth largest uranium producer.  The areas in Mali contain historic uranium discoveries that have been made by other parties.

Uranium exploration in northeast Mali was conducted by Power Reactor & Nuclear Fuel Development Corporation (PNC) of Japan from 1974 – 1981, seeking “roll-front” style uranium mineralization.  Roll-front mineralization is potentially amenable to low-cost, environmentally friendly in-situ leach extraction methods.  Four project areas were identified, which received significant historic drilling.  Uranium values up to 0.26% U3O8 have been reported from historic records (non-43-101 compliant).

The Company has received analytical results from initial rock samples collected from the Company’s Gao Prospecting Permit in Mali, West Africa.  Initial field review of five prospects within the Gao Permit was conducted in September 2006.  Grab samples of surface material were collected from four prospects and analysed at ALS Chemex for uranium and associated trace elements.    Two sites contain mineralization that warrants immediate follow-up sampling.  The B Zone contains a northwest trending zone of fluorapatite-cemented breccia that assays up to 0.085% U3O8 from subcrop samples.  The subcropping zone is approximately 200 meters long and 20 meters wide and rises 1-2 meters above the surrounding regolith and soil cover, indicating there is potential for additional mineralization under cover.  The E Zone is located 6 kilometers northeast of the B Zone and contains regolith-breccia material, which assays 0.02% U3O8 from regolith samples.  Petrographic evaluation and whole rock XRD analyses were completed on samples to aid in interpreting the uranium potential of each prospect.

The B Zone and the E Zone contains uranium mineralization at surface, and at depth as reported from historic drilling programs. These results have confirmed the presence of favorable geological environments, capable of hosting significant uranium mineralization, and the presence of potential ore-grade uranium mineralization at surface.

The Company has retained SRK Exploration Services, based in Cardiff, UK, to manage the exploration and evaluation of these areas.  SRK is a leading international consulting firm, with extensive experience throughout Africa.  The Company is now preparing detailed geological and exploration reports, targeting the most prospective portions of the Permits.

Below is a summary of acquisition and deferred exploration costs incurred by the Company as at December 31, 2006:

	Saskatchewan	Wyoming	Nevada	West Africa	Total
Acquisition costs:
Balance, December 31, 2004	$ -	$ -	$ 143,500	$ -	$ 143,500
Additions during the year	152,500	-	152,500	-	305,000
Write-off of interest in mineral properties	-	-	(143,500)	-	(143,500)
Balance, December 31, 2005	152,500	-	152,500	-	305,000
Additions during the year	190,574	442,644	39,864	11,359	684,441
Write-off of interest in mineral properties	-	-	(8,206)	-	(8,206)
Balance, December 31, 2006	$ 343,074	$ 442,644	$ 184,158	$ 11,359	$ 981,235
Deferred exploration:
Balance, December 31, 2004	$ -	$ -	$ 244,700	$ -	$ 244,700
Additions during the year:
Claim maintenance	900	-	32,667	-	33,567
Geological consulting	34,821	-	-	-	34,821
Staking	8,500	-	-	-	8,500
Write-off of interest in mineral properties	-	-	(257,450)	-	(257,450)
Balance, December 31, 2005	44,221	-	19,917	-	64,138
Additions during the year:
Claim maintenance	100	18,033	700	-	18,833
Geological consulting	60,400	235,339	-	70,247	365,986
Staking	29,825	22,650	-	-	52,475
Geophysics	280,000	33,929	-	-	313,929
Drilling	642,100	256,654	-	-	898,754
Balance, December 31, 2006	$ 1,056,646	$ 566,605	$ 20,617	$ 70,247	$ 1,714,115
Mineral Property and Deferred Exploration, December 31, 2006	$ 1,399,720	$ 1,009,249	$ 204,775	$ 81,606	$ 2,695,350

C.

Organizational Structure

The Company was incorporated under the name Morocco Explorations Inc. on May 12, 1987 by registration of the Company’s Articles and Memorandum pursuant to the Company Act (British Columbia) with an authorized capital of 100,000,000 common shares without par value.  The Company obtained a receipt on February 22, 1988 for a Prospectus filed with the British Columbia Securities Commission.  Following the completion of the Prospectus offering, the Company’s shares were listed for trading on the Exchange.  However, trading in the Company’s securities has been suspended from June 1, 1995 to October 28, 2002. On September 2, 1998, the Company changed its name from “Morocco Explorations Inc.” to “Mask Resources Inc.” and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, the Company increased its authorized capital to 100,000,000 common shares (the “Shares”) without par value.  On September 30, 2002, the Company changed its name from “Mask Resources Inc.” to “American Nevada Gold Corp.” On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share.  Pursuant to the Business Corporations Act (British Columbia) and effective on May 5, 2005, as approved by the Company’s shareholders, the Company altered its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to unlimited common shares without par value.  On April 5, 2007, the Company changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

The Company has two subsidiaries, NCA Nuclear Inc. (“NCA Wyoming”) and Northern Canadian Minerals Inc. Mali (“NCA Mali”).

NCA Wyoming manages the exploration of the projects located in Wyoming, USA.  The office of NCA Wyoming is based in Golden, Colorado, located between the Colorado School of Mines and the U.S. Geological Survey, which offer support facilities for exploration and mining.

NCA Mali was established as the Company’s Mali corporate division to manage the exploration of the projects located in Mali, West Africa.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2006 and 2005 and for its last three fiscal years ending December 31, 2006, 2005, and 2004 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 14 of the audited December 31, 2006 financial statements included herein at Part IV – Item 17.  Refer to Note 14 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2006, 2005, and 2004, are as follows:

Year Ended December 31, 2006 as compared to Year Ended December 31, 2005

During the year, the Company incurred a loss of $643,926 or $0.03 per share as compared to a loss of $730,719 or $0.09 per share during the year ended December 31, 2005, a decrease in loss of $86,793.

Total interest income during the year was $109,204 compared to $1,714 during the previous year.

The increase in general and administrative expenses by $799,202 was a result of increases in advertising, travel and promotions by $54,597, consulting fees by $117,812, investor relations fees by $194,635, office and administration by $49,152, professional fees by $14,715, management fees by $20,000, stock based compensation by $348,653, and wages and benefits by $12,014, taxes by $20,070 which was partially offset by a decrease in regulatory and transfer agent fees by $37,812.

Advertising, travel and promotion increased by $54,597 due to various travel expenses incurred by directors to facilitate the completion of various financings carried out during the period as well as presentations arranged for various potential European investors and site visits to the resource properties in Canada, United States and West Africa.

The increase in consulting fees by $117,812 during the year was a result of fees paid to various parties in connection with the Company’s acquisition of interests in resource properties and other potential acquisitions.

The increase in investor relations fees by $194,635 during the year was a result of fees paid relating to strategic public relations campaigns for increased investor awareness. No such fees were paid during the year ended December 31, 2005.

The increase in office and administration by $49,152 was a result of the Company’s expenses such as administrative fees, telephone and internet, courier and postage, printing, office supplies, fees paid to newswires for press release disseminations, etc.

Professional fees increased by $14,715 due to fees paid in connection with the Company’s acquisitions of mineral claims and establishment of US operating wholly owned subsidiary NCA Nuclear Inc.

Regulatory and transfer agent fees decreased by $37,812. During the year ended December 31, 2005, the Company paid regulatory fees of $35,502 in connection with the Company’s registration and listing in the Frankfurt Stock Exchange. No such fees were paid during the year ended December 31, 2006.

The Company recognizes compensation expense for all stock options granted, using fair value based method of accounting and any cash paid on the exercise of stock options is added to the stated value of common shares. As a result, the Company recorded stock based compensation expense of $393,427 for options granted to directors, officers, employees and consultants of the Company during the year.

During the year, the Company incurred exploration expenses of $1,649,977 (2005 – $76,888).

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

B.

Liquidity and Capital Resources

The Company reported working capital of $3,990,700 at December 31, 2006 compared to working capital of $1,516,866 at December 31, 2005, representing an increase in working capital by $2,473,834.

As at December 31, 2006, the Company had net cash on hand of $492,877 compared to $1,613,609 at December 31, 2005, a decrease in cash by $1,120,732. As at December 31, 2006, current assets excluding cash consisted of short-term investments of $3,625,000, receivables of $111,707 and prepaid expenses of $23,183.

Current liabilities as at December 31, 2006 consist of accounts payable and accrued liabilities of $262,067.

During the year ended December 31, 2006, the Company utilized $612,651 of its cash for operations and utilized $5,928,802 for investing activities consisting of investment in term deposits of $3,625,000, reclamation bond of $47,171, purchase of equipment of $14,213, acquisitions of interest in resource properties and deferred explorations of $2,242,418.

During the year ended December 31, 2006, the Company generated $6,087,850 from its financing activities, of which $667,129 is restricted cash, as follows:

(a)

7,000,000 units at a price of $0.50 per unit for total gross proceeds of $3,500,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share until May 11, 2007. The Company paid an aggregate of $238,175 as finders’ fees to arms length parties on this private placement and $41,534 in other costs incurred in respect of the private placement

(b)

2,800,000 units at a price of $0.52 per unit for total gross proceeds of $1,456,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share until May 19, 2007. The Company paid an aggregate of $94,041 as finders’ fees on this private placement.

(c)

900,000 flow-through units at a price of $0.45 per unit for total gross proceeds of $405,000. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional non-flow through common share at a price of $0.75 per share until January 3, 2008.  The Company paid an aggregate of $17,955 as finders’ fees to arms length parties on this private placement and $3,355 in other costs incurred in respect of the private placement.

(d)

During the year ended December 31, 2006, an aggregate of 1,444,033 warrants were exercised at a price of $0.20 per common share, $0.30 per common share and $0.50 per common share and an aggregate of 1,444,033 common shares were issued for gross proceeds of $407,749.

(e)

During the year ended December 31, 2006, an aggregate of 200,000 options were exercised at a price of $0.15 per common share and $0.32 per common share and an aggregate of 200,000 common shares were issued for gross proceeds of $30,680.  In addition, a reallocation of $43,425 from contributed surplus to share capital was recorded on the exercise of these options.

Financing for the Company operations was primarily through equity financings. The other sources of funds potentially available to the Company are through the exercise of 2,182,000 outstanding stock options at exercise prices between $0.15 and $0.82 per share which expire between November 19, 2007 and June 11, 2011 and the exercise of 5,550,000 outstanding share purchase warrants at exercise prices of $0.30, $0.65, $0.68 and $0.75 per share which expire between May 11, 2007 and January 3, 2008. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

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

Directors were elected at the last Annual General Meeting held on June 14, 2007 and/or appointed to fill any vacancy created on the Board, and serve until the next Annual General Meeting of Shareholders, or until their successors are appointed.  Officers are appointed by the Board and serve at the pleasure of the Board.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Praveen Varshney(1)(2) Age: 42 Vancouver, BC, Canada	Director and President

Chartered Accountant; Director and President of the Company since January 24, 2006; Director of Varshney Capital Corp. since November 1999; Director and/or Executive Officer of various publicly traded companies.

As a Director and President, Mr. Varshney is responsible for the overall management and supervision of the affairs and business of the Company.

Sokhie Puar(1) Age: 44 Richmond, BC, Canada	Director

Director of the Company since September 2003; President of SNJ Capital Ltd. since January 2000; Senior Vice President of Capital Alliance Group from June 2000 to June 2001; Director and/or Executive Officer of various publicly traded companies.

Responsible for the overall management and supervision of the affairs and business of the Company.

Peeyush Varshney (1)(2) Age: 40 Vancouver, BC, Canada	Director

Director of the Company since August 1, 2002. Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

Responsible for the overall management and supervision of the affairs and business of the Company.

Keith Laskowski Age: 50 Golden, CO, USA	Director and Vice President, Exploration

Officer of the Company since January 1, 2006 and Director since June 21, 2006. Director of Gallant Minerals Services Ltd., President and owner of KAL Exploration Inc.,  President & COO of Solomon Resources Ltd. from April 2005 - 2006; Senior Geologist for Newmont Exploration Ltd. from 1980 – 1997;

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

During the most recently completed fiscal year of the Company ended December 31, 2006, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Praveen Varshney(2) President & Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$52,000 (1) $36,000 (1) $36,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Peeyush Varshney(3) Chief Financial Officer	2006 2005 2004	N/A Nil Nil	N/A Nil Nil	N/A $36,000 (1) $36,000 (1)	N/A Nil Nil	N/A Nil Nil	N/A N/A N/A	N/A Nil Nil

(1)

Pursuant to a management and administrative services agreement dated November 1, 2002, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $104,000, being $6,000 per month for 4 months and $10,000 per month for 8 months to VCC during the fiscal year ended December 31, 2006. VCC is a B.C. private company partially owned by Peeyush Varshney, a former Chief Financial Officer and Corporate Secretary and a director of the Company. Praveen Varshney, a director of the Company is a director of VCC. See “Management Contracts” below.

(2)

Praveen Varshney was appointed as President and CEO effective January 24, 2006.

(3)

Peeyush Varshney resigned as CFO on June 9, 2005.

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

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 100,000 incentive stock options were granted to each of the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

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

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
Praveen Varshney	Nil	Nil	213,000 / 5,000	$30,220 / $600

(1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company’s shares as at December 31, 2006 was $0.44.

Options and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the fiscal year ended December 31, 2006.

The Company has no standard incentive arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange. During the most recently completed financial year, the Company granted an aggregate of 800,000 incentive stock options to various directors of the Company as follows:

Name	Number of Options	Exercise Price	Expiry Date
Sokhie Puar	100,000	$0.50	June 2, 2011

Peeyush Varshney	100,000	$0.50	June 2, 2011
Praveen Varshney	100,000	$0.50	June 2, 2011
Keith Laskowski	500,000	$0.36	February 14, 2009

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed fiscal year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,182,000	$0.39	412,043
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	2,182,000	$0.39	412,043

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

Management Contracts

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. Effective May 1, 2006, the management fees were increased to $7,500 per month and administrative fees to $2,500 per month.

During the fiscal year ended December 31, 2006, the Company paid $80,000 in management fees and reimbursed $24,000 for administrative services to VCC pursuant to the VCC Agreement.

Except for the services provided under the VCC Agreement, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

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

The audit committee consists of Messrs. Praveen Varshney, Peeyush Varshney and Sokhie Puar. The audit committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2006, the Company has seven employees performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by current Directors and officers of the Company as at the date of this annual report and the corresponding percentage of the Company’s issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class (1)
Praveen Varshney	Common Stock	693,000(2)	2.52%
Peeyush Varshney	Common Stock	318,500(3)	1.16%
Keith Laskowski	Common Stock	580,000(4)	2.11%
Sokhie Puar	Common Stock	365,000(5)	1.33%

Debbie Lew	Common Stock	50,000(6)	0.18%
Total		2,006,500

(1)

Based on 27,527,432 shares outstanding at June 30, 2007.

(2)

295,000 and 25,000 of these shares are represented by stock options and warrants, respectively.

(3)

295,000 of these shares are represented by stock options.

(4)

550,000 of these shares are represented by stock options.

(5)

250,000 and 25,000 of these shares are represented by stock options and warrants, respectively.

(6)

All these shares are represented by stock options.

Stock Option Plan

In accordance with policy 4.4 of the “Exchange”, “rolling plans” must receive shareholder approval yearly.  As such, the directors of the Company are seeking shareholder approval of the Company’s 2007 “rolling” stock option plan (the “Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Company, the Plan is considered to be a “rolling” stock option plan.

Management is seeking shareholder approval for the Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the Stock Option Plan

The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the Exchange.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board of Directors from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board of Directors from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

As at the date of this Annual Report, Directors and officers of the Company hold the following stock options:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Praveen Varshney	20,000 100,000 175,000	$0.32 $0.50 $0.42	October 5, 2010 June 2, 2011 March 5, 2012
Peeyush Varshney	20,000 100,000 175,000	$0.32 $0.50 $0.42	October 5, 2010 June 2, 2011 March 5, 2012
Sokhie Puar	30,000 70,000 100,000 50,000	$0.15 $0.32 $0.50 $0.42	July 13, 2009 October 5, 2010 June 2, 2011 March 5, 2012
Keith Laskowski	500,000 50,000	$0.36 $0.42	February 14, 2009 March 5, 2012
Debbie Lew	5,000 30,000 15,000	$0.32 $0.50 $0.42	October 5, 2010 June 2, 2011 March 5, 2012

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company as at December 31, 2006 and as at the date of this Annual Report.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at June 30, 2007:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in the Canada
56	41	26,646,710	96.80%

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

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at June 30, 2007:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
56	7	871,387	3.17%

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

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of U.S. beneficial holders of common shares exceeds 40.

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

(1)

Praveen Varshney and Peeyush Varshney are directors of Varshney Capital Corp. (“VCC”). During fiscal 2006, pursuant to a Management and Administrative Services Contract dated November 1, 2005 and letter of amendment dated May 1, 2006, between the Company and VCC, the Company paid VCC management fees of $80,000 (2005 - $60,000) and administrative fees of $24,000 (2005 - $12,000). VCC is in the business of providing management services to public companies.

(2)

During the year ended December 31, 2006, the Company paid or accrued $31,000 (2005 – $2,000) for consulting fees to a company owned by Sokhie Puar, a director of the Company.

(3)

During the year ended December 31, 2006, the Company paid or accrued $115,893 (2005 – $nil) for consulting fees and $30,000 performance bonus for the Wyoming acquisition to a company owned by Keith Laskowski, a director of the Company.

The Company believes that the terms of the transactions above were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Company’s audited financial statements, consisting of balance sheets as at December 31, 2006 and 2005, and statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2006 along with related notes and Independent Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences.

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

B.

Significant Changes

1.

During the year ended December 31, 2006, the Company entered into an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain undertakes a Work Program on claims located in Saskatchewan held by the Company.

2.

During the year ended December 31, 2006, the Company entered into an investor’s relations agreement with Stirling Investor Relations Inc. (“Stirling”), whereby the Company would pay Stirling $3,500 per month for a period of 3 months. Pursuant to the investor relations agreement, the Company granted Stirling 60,000 stock options exercisable at $0.51 and 50,000 stock options exercisable at $0.82 per common share.

3.

During the year ended December 31, 2006, the Company entered into an investor relations agreement effective April 10, 2006, with Small Cap Invest Ltd. (“Small Cap”), whereby the Company would pay Small Cap 5,000 euros per month plus expenses, for a period of 1 year (terminable within any 15 day period after the first month). Pursuant to the investor relations agreement, the Company granted Small Cap 300,000 stock options exercisable at $0.50 per common share which expire 2 years from the date of grant.

The following events occurred subsequent to December 31, 2006:

1.

On April 5, 2007, the Company has changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

2.

An aggregate of 387,000 stock options were exercised at a price between $0.15 and $0.50 per common share for gross proceeds of $60,480.

3.

The Company granted 700,000 stock options to directors and officers of the Company, exercisable for a period of five years, at a price of $0.42 per share.

4.

200,000 warrants were exercised at a price of $0.30 per common share for gross proceeds of $60,000.

5.

3,500,000 warrants exercisable at a price of $0.65 per common share expired.

6.

The Company renewed an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain undertake a Work Program on claims located in Saskatchewan held by the Company. The Company advanced to Coast Mountain $130,000 pursuant to the terms of the agreement.

7.

The Company paid an additional US$100,000 in cash and issued 100,000 common shares at a value of $46,000 to Miller-Berdahl pursuant to the terms of the option agreement.  (See Item 4: B. Business Overview - Wyoming Properties.)

8.

The Company made an application to acquire eight prospecting permits in the Republic of Niger, and advanced a total of $27,894 in respect of this application.

9.

The Company entered into an agreement with Geotech Drilling Services Ltd. (“Geotech”) for contracting services whereby Geotech will perform exploration drilling services for Collins Bay, Saskatchewan Extension Project. The Company advanced to Geotech $125,000 pursuant to the terms of the agreement.

10.

On April 23, 2007, the Company has agreed to enter into a non-brokered private placement of 1,250,000 flow-through units at a price of $0.60 per unit for proceeds of $750,000 with the MineralFields Group.  Each unit will consist of one flow-through common share and one non-flow-through share purchase warrant of the

Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $1.00 per share in year 1 and $1.50 per share in year 2 at any time until the close of business on the day which is one year from the date of issue of the warrant.  The securities issued pursuant to the offering are subject to a 4 month hold period. A finder’s fee of 10% in the form of units will be paid to Limited Market Dealer Inc.  The proceeds are planned to be used primarily for the Company’s summer exploration activities on its Saskatchewan mineral properties.

11.

On April 24, 2007, the Company announced the addition of two highly experienced exploration geologists to their North American exploration team.  The Company has granted an aggregate of 175,000 stock options at an exercise price of $0.49 per share for a period of 24 months to the above two new team additions.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s common shares commenced trading on the Exchange in February 1988 under the symbol “MOQ”. However, trading in the Company’s securities had been suspended from September 1, 1995 to October 28, 2002, due to its failure to meet the Exchange’s initial listing requirements.

On September 2, 1998, the Company changed its name from Morocco Explorations Inc. to Mask Resources Inc. and altered its authorized capital by consolidating, on a three (3) new for one (1) old basis all of the 100,000,000 common shares without par value into 33,333,333 common shares without par value and, subsequent to such subdivision, increased its authorized capital to 100,000,000 common shares without par value. On September 30, 2002, the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp. On August 6, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares to one (1) new share.  On April 5, 2007, the Company changed its name from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc.

The following table sets forth the reported high and low prices in Canadian funds for the Company’s common shares on the Exchange for (a) the most recent six months; (b) each quarterly period for the past two fiscal years and for the first quarter of 2005, and (c) the five most recent fiscal years:

	High	Low
Share Prices (‘NCA”)
Monthly Stock Prices
June 2007	$ 0.46	$ 0.36
May 2007	$ 0.52	$ 0.44
April 2007	$ 0.58	$ 0.41
March 2007	$ 0.54	$ 0.42
February 2007	$ 0.54	$ 0.44
January 2007	$ 0.57	$ 0.40
Quarterly Stock Prices
Fiscal 2007
Second Quarter	$ 0.58	$ 0.36

First Quarter	$ 0.57	$ 0.40
Fiscal 2006
Fourth Quarter	$ 0.57	$ 0.20
Third Quarter	$ 0.47	$ 0.21
Second Quarter	$ 0.85	$ 0.35
First Quarter	$ 0.61	$ 0.31
Annual Stock Prices
Post-Consolidated Share Prices (“NCA”)
Fiscal 2006	$ 0.85	$ 0.20
Fiscal 2005	$ 0.49	$ 0.15
Pre-Consolidated Share Prices (“AGN”)
Fiscal 2004	$ 0.425(1)	$ 0.17(1)
Fiscal 2003	$ 0.14	$ 0.035
Fiscal 2002	N/A	N/A

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

The closing price of the Company’s shares on the Exchange was $0.44 on December 30, 2006 and $0.38 on June 29, 2007.

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

Common Shares

The Company is authorized to unlimited common shares without nominal or par value of which, as at December 31, 2006, 26,840,432 was issued and outstanding as fully paid and non-assessable, 2,182,000 was reserved under directors’ and management stock options, and 5,550,000 was reserved pursuant to the exercise of previously issued common share purchase warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

(2)

otherwise, 10 days.

C.

Material Contracts

During the two prior financial years, we have entered into the following material contracts, which may be inspected at the head office of the Company, Suite 1304 – 925 Georgia Street, Vancouver, British Columbia, V6C 3L2, during normal business hours:

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

During the year ended December 31, 2006, the Company entered into the following agreements:

1)

A formal agreement with the Miller-Berdahl Partnership (“MB”) to acquire a 100% interest in over 12,000 acres of uranium mineral claims and State of Wyoming leases (the “Properties”) subject to variable royalties.  The properties are located in four historic uranium producing districts and one undeveloped uranium district.  Four project areas are located in Wyoming, and one is located in adjacent South Dakota.  The Company has also staked and received 380 additional mineral claims covering 7,600 acres on USBM managed lands, bringing the Company’s total property holdings to 19,600 acres.  The new claims significantly expand the Company’s holdings in three uranium districts.

2)

Investor relations agreement with Stirling Investor Relations Inc., of Calgary, Alberta. The agreement is for an initial 3 months effective April 1, 2006 with further term renewals to be negotiated.  Consideration is $3,500 per month plus approved disbursements and 60,000 stock options exercisable at $0.51 per share.  These options are exercisable until April 1, 2008 and will vest over a 12 month period.  This contract was not renewed after the initial 3 month term and was terminated effective June 30, 2006.

3)

Investor relations agreement with Small Cap Invest Ltd. (“SCI”), a European public relations firm for small and medium-sized public companies with Alexander Friedrich as Managing Director.  SCI will provide investor relations advisory services to the Company, including, but not limited to, translating the Company’s corporate information, establishing a profile of the Company with French and German-speaking financial and institutional investors.

In consideration for its services, the Company will pay a fee of 5,000 euros per month plus expenses.  SCI will receive 300,000 stock options exercisable at $0.50 per share for a two-year period.  This agreement is effective April 10, 2006, for a 12 month period and shall continue in force from month to month thereafter until terminated by either party.

See Item 4. Information on the Company – A. History and Development of the Company – Significant Acquisitions and dispositions and Item 4. Information on the Company – B. Business Overview for a complete disclosure on the acquisition and the properties.

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

Except as provided in the Investment Canada Act, there are no limitations of general application imposed by Canadian federal or provincial laws or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

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

The Company may be a Passive Foreign Investment Company

General Discussion.  Management of the Company believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2006 and may have qualified as a PFIC in prior years.  The Company may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Company will not be considered a PFIC, for the fiscal year ended December 31, 2006, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

Internal Controls Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and US GAAP. Management has reviewed these controls and concluded that the design of internal controls over financial reporting is effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. Management is not aware of any material weaknesses in internal controls.  There has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16.

A.

Audit Committee Financial Expert

As at the date hereof, the Audit Committee is composed of Praveen Varshney, Peeyush Varshney and Sokhie Puar.  The Board has determined that Praveen Varshney is the “audit committee financial expert” as defined in Item 16A of the Form 20-F. Peeyush Varshney and Sokhie Puar are “independent directors” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

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

C.

Principal Accountant Fees and Services

Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“Dale Matheson”), are the independent auditors of the Company and examined the financial statements of the Company for the fiscal year ending December 31, 2006 and 2005. Dale Matheson performed the services listed below and were paid the corresponding fees for the fiscal year ended December 31, 2006 and 2005.

Audit Fees

Fees billed by Dale Matheson for professional services totaled $23,000 (2005 - $13,208) for the year ended December 31, 2006.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit-Related Fees

Fees billed by Dale Matheson for audit-related services totaled $nil (2005 - $nil) for the year ended December 31, 2006.

Tax Fees

The aggregate fees billed/unbilled for tax compliance, tax advice and tax planning services by Dale Matheson Carr-Hilton Labonte for fiscal year 2006 were approximately $2,000 (2005 - $1,050).

All other Fees

No other fees were billed by Dale Matheson during the fiscal years ended December 31, 2006 or 2005.

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

There were no fees in 2006 or 2005 that were not pre-approved by the audit committee. All services described above under the captions “Audit Fees and Audit Related Fees” and “Tax Fees” and “All Other Fees” were approved by the audit committee pursuant to SEC Regulation S-X, Rule 2-01(c)(7)(i).

D.

Exemptions From The Listing Standards For Audit Committees

Not Applicable.

E.

Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

No purchases of shares or any other units of any class of the Company’s equity securities have been made by or on behalf of the Company or any affiliated purchaser during the last fiscal year.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 14 to the Financial Statements.

Financial Statements

Auditors’ Report and Comments by Auditors for US Readers on Canada-United States Reporting Differences dated April 13, 2007.

Audited Balance Sheets at December 31, 2006 and 2005.

Audited Statements of Operations and Deficit for the Years Ended December 31, 2006, 2005, and 2004.

Audited Statements of Cash Flows for the Years Ended December 31, 2006, 2005, and 2004.

Audited Notes to Financial Statements for the Years Ended December 31, 2006, 2005, and 2004.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Northern Canadian Uranium Inc.  (formerly Northern Canadian Minerals Inc.)

We have audited the consolidated balance sheets of Northern Canadian Uranium Inc. (formerly Northern Canadian Minerals Inc.) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

April 13, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 13, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

Chartered Accountants

Vancouver, Canada

April 13, 2007

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Consolidated Balance Sheets

December 31, 2006 and 2005

	2006	2005

ASSETS

Current
Cash	$ 88,446	$ 542,049
Restricted cash (Note 12)	404,431	1,071,560
Short term investment (Note 3)	3,625,000	-
Receivables	111,707	16,010
Prepaid expenses	23,183	10,000
	4,252,767	1,639,619

Reclamation bond (Note 4)	47,171	-
Property and equipment (Note 5)	18,936	8,355
Mineral properties (Note 6)	2,695,350	369,138

	$ 7,014,224	$ 2,017,112

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 262,067	$ 122,753

Shareholders’ equity
Share capital (Note 7)	10,626,485	5,474,762
Contributed surplus (Note 7(g))	493,670	143,669
Deficit	(4,367,998)	(3,724,072)
	6,752,157	1,894,359

	$ 7,014,224	$ 2,017,112

Nature of operations (Note 1)

Commitments (Note 12)

Subsequent events (Note 13)

On behalf of the Board:

“Praveen Varshney”  Director

“Peeyush Varshney”  Director

See accompanying notes to consolidated financial statements.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Expenses:
Advertising, travel and promotions	$ 103,971	$ 49,374	$ 13,938
Amortization	3,632	1,903	1,049
Bank charges and interest	4,432	795	497
Consulting fees	119,812	2,000	-
Investor relations fees	194,635	-	-
Management fees	80,000	60,000	60,000
Office, rent and administration	106,755	57,603	42,373
Professional fees	45,383	30,668	17,217
Regulatory and transfer agent	24,884	62,696	20,004
Stock-based compensation (Note 8)	393,427	44,774	52,497
Taxes on flow-through shares (Note 9)	20,070	-	-
Wages and benefits	33,684	21,670	20,276
Loss for the year before other items	(1,130,685)	(331,483)	(227,851)
Other items:
Interest income	109,204	1,714	586
Write-off of mineral properties (Note 6)	(8,206)	(400,950)	-
Loss for the year before taxes	(1,029,687)	(730,719)	(227,265)
Future income tax recovery (Note 9)	385,761	-	-
Loss for the year	(643,926)	(730,719)	(227,265)
Deficit, beginning	(3,724,072)	(2,993,353)	(2,766,088)

Deficit, ending	$ (4,367,998)	$ (3,724,072)	$ (2,993,353)

Basic and diluted loss per share	$ (0.03)	$ (0.09)	$ (0.04)
Weighted average number of common shares	21,548,607	8,288,201	8,623,238

See accompanying notes to consolidated financial statements.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):
Operations:
Loss for the year	$ (643,926)	$ (730,719)	$ (227,265)
Items not involving cash
Amortization	3,632	1,903	1,049
Future income tax recovery	(385,761)
Interest accrued on short term investment	(79,849)	-	-
Stock-based compensation	393,427	44,774	52,497
Write-off of mineral properties	8,206	400,950	-
Change in non-cash operating working capital:
Receivables	(15,848)	(12,427)	(1,461)
Prepaid expenses	(13,183)	(9,386)	28
Accounts payable and accrued liabilities	120,651	113,123	(21,362)
	(612,651)	(191,782)	(196,514)

Investing:
Short term investment	(3,625,000)	-	-
Reclamation bond	(47,171)	-	-
Interest in mineral properties	(2,242,418)	(151,888)	-
Purchase of property and equipment	(14,213)	(6,116)	(3,389)
	(5,928,802)	(158,004)	(3,389)

Financing:
Restricted cash	667,129	(1,071,560)	-
Advances from related parties	-	-	10,170
Shares issued, net of share issuance costs	5,420,721	1,763,094	357,450
	6,087,850	691,534	367,620

Change in cash	(453,603)	341,748	167,717
Cash, beginning	542,049	200,301	32,584
Cash, ending	$ 88,446	$ 542,049	$ 200,301

Supplemental cash flow information
Interest paid in cash	$ -	$ -	$ -
Income taxes paid in cash	$ -	$ -	$ -
Non-cash transactions:
Reclassification of stock-based compensation (Note 7(b))	$ 43,425	$ -	$ -
Share issuance costs recorded in accounts payable (Note 7(b))	$ 18,663	$ 88,269	$ -
Shares issued on acquisition of mineral properties	$ 92,000	$ 230,000	$ -

See accompanying notes to consolidated financial statements.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1

For the years ended December 31, 2006, 2005 and 2004

1.

Nature of operations

The Company is listed on the TSX Venture Exchange (“TSX-V”). In 2006, the Company’s common shares were also listed on the Frankfurt Stock Exchange.

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share. Subsequent to December 31, 2006, the Company changed its name from Northern Canadian Minerals Inc to Northern Canadian Uranium Inc.

The Company’s principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company’s future operations are dependent upon the Company’s ability to obtain adequate financing as needed from lenders, shareholders and other investors, and ultimately to generate future profitable operations.

The Company is in the process of exploring its option to earn an interest mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

As at December 31, 2006 and 2005, all of the Company’s mineral properties were unproven.

During the year ended December 31, 2006, the Company established a U.S. operating subsidiary, NCA Nuclear Inc. (“NCA”), that will manage the exploration of the Company’s projects in the U.S.

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as indicated in Note 14, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”).

(a)

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, NCA.  All significant inter-company transactions, and inter-company balances have been eliminated upon consolidation.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2

For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(b)

Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and     the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment to property and equipment and mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests. As a result, actual results could significantly differ from those estimates.

(c)

Short-term investment:

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with terms to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash.

The short-term investment is carried at the lower of cost or recoverable amount.

(d)

Foreign currency translation:

The functional currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. The accounts of NCA are translated into Canadian dollars using the temporal method. Monetary items are translated into Canadian dollar equivalents at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses arising on translation are included in operations for the year.

(e)

Property and equipment:

Property and equipment are recorded at cost. The Company amortizes its property and equipment using the declining balance method as follows:

Computers

30% per annum

Office equipment

20% per annum

Furniture

20% per annum

Leasehold improvements

               term of lease

In the year of acquisition, only one-half of the normal amortization is recorded.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3

For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(f)

Long-lived assets and Intangibles:

The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate of recoverable value.

(g)

Mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold, abandoned or management has determined the property to be impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

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

The amounts shown for interest in mineral properties reflect costs incurred to date and do not necessarily reflect present or future values.

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

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

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4

For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(g)

Mineral properties (continued):

The Company has interpreted the adoption of CICA Handbook Section 3062 in a manner that the Company has determined that it is not required to change its accounting for the cost of its mining assets and the exploration of these assets. There is no material difference to the financial statements of the Company for the years ended December 31, 2006, 2005 and 2004 under either of the above classifications.

(h)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market prices during the year. For the years presented, diluted loss per share was equal to basic loss per share.

(i)

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 7(f).  The Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, whereby it accounts for awards to employees and non-employees based on the fair value method.  Stock based awards granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period on a straight-line basis.  The grant date fair value for awards granted to non-employees and the associated compensation is recognized over the service period. During the year ended December 31, 2006, the Company granted stock options to directors, officers, consultants and employees and recognized compensation using the Black-Scholes option pricing model.

(j)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to CICA Handbook Section 3465, Income Taxes. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5

For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(k)

Flow-through common shares:

Interest in mineral properties for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.

In fiscal 2004, the Company adopted EIC 146 “Flow-Through Shares” that dictates the accounting treatment on renunciation of the tax deductibility of the qualifying expenditures that give rise to taxable temporary differences. When the Company renounces flow-through expenditures and files the appropriate tax documents, share capital is reduced and a future income tax liability is recognized by the estimated tax benefits that are transferred to the investors. A portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recognized as a recovery of future income taxes in the statement of operations.

(l)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

(m)

Asset retirement obligations:

The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and is not aware of any asset retirement obligations.

(n)

Risk management:

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

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6

For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(o)

Financial instruments:

The carrying amounts of cash, restricted cash, short-term investment, receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

3

Short-term investment

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with a term to maturity of greater than ninety days but not more than one year. The short-term investment is carried at the lower of cost or recoverable amount. The counter-parties include financial institutions. At December 31, 2006, the instrument was yielding an interest rate of 4.00% with a maturity of June 13, 2007.

The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet date.

4.

Reclamation bond

During the year, the Company posted a reclamation bond of $47,171 (2005 - $Nil) with the State of Wyoming Department of Environmental Quality.

5.

Property and equipment

		2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 16,751	$ 5,315	$ 11,436	$ 7,331	$ 2,883	$ 4,448
Furniture	6,566	957	5,609	1,772	177	1,595
Leasehold improvements	2,522	631	1,891	2,522	210	2,312
	$ 25,839	$ 6,903	$ 18,936	$ 11,625	$ 3,270	$ 8,355

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7

For the years ended December 31, 2006, 2005 and 2004

6.

Mineral properties

A consolidated summary of mineral properties and deferred exploration is as follows:

	Saskatchewan	Wyoming	Nevada	West Africa	Total
Acquisition costs:
Balance, December 31, 2004	$ -	$ -	$ 143,500	$ -	$ 143,500
Additions during the year	152,500	-	152,500	-	305,000
Write-off of interest in mineral properties	-	-	(143,500)	-	(143,500)
Balance, December 31, 2005	152,500	-	152,500	-	305,000
Additions during the year	190,574	442,644	39,864	11,359	684,441
Write-off of interest in mineral properties	-	-	(8,206)	-	(8,206)
Balance, December 31, 2006	$ 343,074	$ 442,644	$ 184,158	$ 11,359	$ 981,235
Deferred exploration:
Balance, December 31, 2004	$ -	$ -	$ 244,700	$ -	$ 244,700
Additions during the year:
Claim maintenance	900	-	32,667	-	33,567
Geological consulting	34,821	-	-	-	34,821
Staking	8,500	-	-	-	8,500
Write-off of interest in mineral properties	-	-	(257,450)	-	(257,450)
Balance, December 31, 2005	44,221	-	19,917	-	64,138
Additions during the year:
Claim maintenance	100	18,033	700	-	18,833
Geological consulting	60,400	235,339	-	70,247	365,986
Staking	29,825	22,650	-	-	52,475
Geophysics	280,000	33,929	-	-	313,929
Drilling	642,100	256,654	-	-	898,754
Balance, December 31, 2006	$ 1,056,646	$ 566,605	$ 20,617	$ 70,247	$ 1,714,115
Mineral Property and Deferred Exploration, December 31, 2006	$ 1,399,720	$ 1,009,249	$ 204,775	$ 81,606	$ 2,695,350

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8

For the years ended December 31, 2006, 2005 and 2004

6.

Mineral properties (continued)

(a)

Uranium Properties

(i)

Saskatchewan and Nevada Properties

On June 15, 2005, the Company entered into an option agreement with Bullion Fund Inc. (“Bullion”), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada. Under the terms of the option agreement, Bullion will retain an undivided 10% working interest in the claims.

As consideration for the claims, the Company paid $100,000 in cash and $200,000 through the issuance of 500,000 common shares to Bullion. In addition, the Company paid a finder’s fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a fair value of $30,000.

(ii)

Wyoming Properties

During the year ended December 31, 2006, the Company received TSX-V approval and signed a formal Agreement with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into a 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in over 12,000 acres of uranium mineral claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling US$750,000 cash and 500,000 common shares, over a period of 3 years.

As of December 31, 2006, the Company had paid US$150,000 in cash and $92,000 through the issuance of 200,000 common shares to Miller-Berdahl pursuant to the terms of the option agreement.

(iii)        Mali Properties

During the year ended December 31, 2006, the Company had received two “Authorizations for Uranium Exploration and Group 2 Minerals” covering certain prospective lands in northeast Mali.  The Permit was issued by the Ministry of Mines and Energy and provides the Company with a renewable period for prospecting and selection of lease areas.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9

For the years ended December 31, 2006, 2005 and 2004

6.

Mineral properties (continued)

(b)

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

Pursuant to the Letter of Intent, on September 27, 2002, the Company paid $107,500 to enter into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company was granted the sole and exclusive option (the “Option”) to earn a 50% interest.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest.

During the year ended December 31, 2005, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all related capitalized acquisition and exploration costs incurred on the property of $400,950 and $8,206 in 2005 and in 2006 respectively.

7.

Share capital

(a)

Authorized

Unlimited number of common shares are authorized, with no par value.

(b)

Issued and outstanding

	Number of Shares	Amount
Balance, December 31, 2004	7,262,583	$3,481,668
Acquisition of interest in mineral properties (note 6(a))	650,000	230,000
Private placement	5,112,150	1,597,030
Exercise of warrants	1,271,666	254,333
Share issuance costs	–	(88,269)
Balance, December 31, 2005	14,296,399	5,474,762
Acquisition of interest in mineral properties (note 6(a))	200,000	92,000
Private placement	10,700,000	5,361,000
Exercise of warrants	1,444,033	407,749
Exercise of options	200,000	30,680
Reallocation of contributed surplus	–	43,425
Share issuance costs	–	(397,370)
Renounced flow through share expenditures	–	(385,761)
Balance, December 31, 2006	26,840,432	$10,626,485

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10

For the years ended December 31, 2006, 2005 and 2004

7.

Share capital (continued)

(b)

Issued and outstanding (continued)

(i)

During the year ended December 31, 2004, the Company restructured its share capital through a five-to-one share consolidation. All per share amounts have been retroactively restated to reflect the share consolidation.

(ii)

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

ii)

3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit for total gross proceeds of $1,522,030. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder, on exercise, to purchase one additional non-flow-through common share of the Company at a price of $0.50 per share until December 30, 2006. At December 31, 2005, the Company accrued an aggregate of $88,269 as finders’ fees on a portion of the private placement, which were paid in 2006.

For income tax purposes, the subscription funds relating to the flow-through shares have been applied towards carrying out qualifying Canadian exploration activities in accordance with the Canadian Income Tax Act. The tax deductions and credits available for the expenditures are renounced in favour of the subscribers (Note 12 (b)).

(iii)

During the year ended December 31, 2006, the Company completed the following non-brokered private placements:

i)

7,000,000 units at a price of $0.50 per unit for total gross proceeds of $3,500,000. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share until May 11, 2007. The Company paid an aggregate of $238,175 as finders’ fees to arms length parties on this private placement and $43,844 in other costs incurred in respect of the private placement.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11

For the years ended December 31, 2006, 2005 and 2004

7.

Share capital (continued)

(b)

Issued and outstanding (continued)

ii)

2,800,000 units at a price of $0.52 per unit for total gross proceeds of $1,456,000. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share until May 19, 2007. The Company paid an aggregate of $94,041 as finders’ fees on this private placement.

iii)

900,000 flow-through units at a price of $0.45 per unit for total gross proceeds of $405,000. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional non-flow-through common share at a price of $0.75 per share until January 3, 2008.  The Company paid an aggregate of $17,955 as finders’ fees to arms length parties on this private placement and $3,355 in other costs incurred in respect of the private placement.

For income tax purposes, the subscription funds relating to the flow-through shares have been applied towards carrying out qualifying Canadian exploration activities in accordance with the Canadian Income Tax Act. The tax deductions and credits available for the expenditures are renounced in favour of the subscribers. (Note 12 (c))

(iv)

During the year ended December 31, 2006, an aggregate of 1,444,033 warrants were exercised at a price of $0.20 per common share, $0.30 per common share and $0.50 per common share for gross proceeds of $407,749.

(v)

During the year ended December 31, 2006, an aggregate of 200,000 options were exercised at a price of $0.15 per common share and $0.32 per common share for gross proceeds of $30,680.  In addition, a reallocation of $43,425 from contributed surplus to share capital was recorded on the exercise of these options.

(c)

Flow-through shares

In accordance with accounting recommendations relating to the issuance of flow-through shares (Note 2), the Company reduced from flow-through share proceeds assigned to share capital and recognized as a future tax liability, the estimated tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates and laws.

Concurrently the Company recognized a future income tax recovery from the utilization of available tax losses of prior periods to offset the future tax liability recognized.  The Company has not previously recognized tax benefits relating to losses of prior periods as the criteria for recognition had not been met.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12

For the years ended December 31, 2006, 2005 and 2004

7.

Share capital (continued)

(d)

Escrow shares (continued)

As at December 31, 2006, 217,014 (2005 – 325,522) common shares are held in escrow pursuant to a conversion of debt.

i)

1,557,973 of the shares issued on the debt settlement were subject to a three year escrow agreement pursuant with TSX-V policies.  As at December 31, 2005, all of the 1,557,973 shares were released from escrow leaving a balance of nil shares in escrow pursuant to this agreement; and

ii)

542,538 of the shares issued on the debt settlement were subject to a six year escrow agreement pursuant to TSX-V policies. As at December 31, 2006, 325,524 shares were released from escrow leaving a balance of 217,014 shares in escrow pursuant to this agreement.

(e)

Warrants

Each whole warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2004	2,500,000	$0.20
Exercise of warrants	(1,271,666)	$0.20
Granted	2,806,075	$0.45
Balance, December 31, 2005	4,034,409	$0.37
Exercise of warrants	(1,444,033)	$0.28
Granted	5,350,000	$0.67
Expired	(2,390,376)	$0.47
Balance, December 31, 2006	5,550,000	$0.65

Share purchase warrants outstanding at December 31, 2006 are as follows:

Number of shares	Exercise price	Expiry Date
200,000	$0.30	July 27, 2007
3,500,000	$0.65	May 11, 2007
1,400,000	$0.68	May 19, 2007
450,000	$0.75	January 3, 2008
5,550,000

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13

For the years ended December 31, 2006, 2005 and 2004

7.

Share capital (continued)

(f)

Stock options (continued)

The Company maintains a 10% rolling stock option plan that enables management to grant options to directors, officers, employees and other service providers. The Company follows the TSX-V policies where the number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable is as follows:

	Number of	Weighted average
	options	exercise price
Balance, December 31, 2004	642,000	$0.13
Cancelled	(8,000)	$0.15
Granted	318,000	$0.32
Balance, December 31, 2005	952,000	$0.19
Exercised	(200,000)	$0.15
Cancelled	(117,500)	$0.33
Granted	1,547,500	$0.46
Balance, December 31, 2006	2,182,000	$0.39

The following table summarizes the stock options outstanding at December 31, 2006:

	Number outstanding at		Number exercisable at
Exercise price	December 31, 2006	Expiry date	December 31, 2006
$0.15	150,000	November 19, 2007	150,000
$0.15	288,000	July 13, 2009	288,000
$0.32	209,000	October 5, 2010	204,094
$0.36	500,000	February 14, 2009	219,863
$0.51	60,000	April 08, 2008	44,712
$0.82	50,000	April 18, 2008	35,342
$0.50	300,000	April 18, 2008	189,041
$0.50	605,000	June 11, 2011	605,000
$0.28	20,000	October 15, 2009	2,110
	2,182,000		1,738,162

During the year, under the fair value based method, $393,427 (2005 – $44,774; 2004 - $52,497) in compensation expense was recorded in the statements of operations for stock options granted to directors and employees.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14

For the years ended December 31, 2006, 2005 and 2004

7.

Share capital (continued)

(g)

Contributed surplus

	2006	2005	2004
Balance, beginning of year	$ 143,669	$ 98,895	$ 46,398
Stock-based compensation	393,427	44,774	52,497
Reclassification of exercised stock options	(43,426)	-	-
Balance, end of year	$ 493,670	$ 143,669	$ 98,895

8.

Stock-based compensation

During the year ended December 31, 2006, stock based compensation has been charged to operations as follows:

Fair values contemplated under CICA Handbook 3870	2006	2005	2004
Options granted July 13, 2004 (a)	$ -	$ 13,491	$ 33,709
Options granted February 4, 2003	-	-	2,632
Repriced 166,000 stock options to $0.15 share (b)	-	-	9,269
Repriced 60,000 stock options to $0.15 share (b)	-	-	6,887
Options granted October 5, 2005 (c)	24,007	31,283	-
Options granted February 14, 2006 (d)	67,461	-	-
Options granted April 4, 2006 (e)	13,736	-	-
Options granted April 18, 2006 (e)	13,568	-	-
Options granted May 16, 2006 (f)	48,654	-	-
Options granted June 2, 2006 (g)	225,676	-	-
Options granted October 15, 2006 (h)	325	-	-
	$ 393,427	$ 44,774	$ 52,497

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

(a)

On July 13, 2004, the Company granted 416,000 stock options to consultants, directors and officers. The options are exercisable at $0.15 per common share and expire 5 years from the date of grant. The fair value of these options was estimated at $47,198 ($0.11 per option). The vesting provisions of these options allocates the amount of compensation to be recorded over an eighteen month service period. In 2005, the company recognized $13,491 (2004 – $33,709) in compensation expense related to these options.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15

For the years ended December 31, 2006, 2005 and 2004

8.

Stock-based compensation (continued)

(b)

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares (post-consolidation) at a price of $0.50 per share and 60,000 common shares (post-consolidation) at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

Under the Stock based compensation guidelines, CICA Handbook 3870, a modification of an outstanding award that results in an improvement to an existing reward should be valued for the incremental increase in the fair value. During the year ended December 31, 2004, the 166,000 stock options, repriced from $0.50 per share to $0.15 per share, were estimated to incrementally increase the fair value by $9,269. Similarly, the 60,000 stock options, repriced from $0.55 per share to $0.15 per share, was estimated to incrementally increase the fair value by $6,887.

(c)

During the year ended December 31, 2005, the Company granted 318,000 stock options to insiders, employees and consultants. The options are exercisable at $0.32 per common share and expire October 5, 2010. The Company recognized $31,283 and $24,007 in compensation expense related to the vested options in 2005 and 2006 respectively. Management estimates a further $889 in compensation expense to be recognized in 2007 when the options vest, subject to actual cancellations and forfeitures.

(d)

On February 14, 2006, the Company granted 500,000 stock options to an officer of the Company. The options are exercisable at $0.36 per common share and expire February 14, 2009. In 2006, the Company recognized $67,461 in compensation expense related to the vested options. Management estimates a further $85,954 in compensation expense to be recognized in 2007 when the options vest, subject to actual cancellations and forfeitures.

(e)

Pursuant to the terms of an investor relations agreement with Stirling Investor Relations Inc. (“Stirling”), the Company granted 60,000 stock options on April 4, 2006, and 50,000 stock options on April 18, 2006. The options are exercisable at $0.51 and $0.82 per common share respectively, and expire April 4, 2008 and April 18, 2008. In 2006, the Company recognized $27,304 in compensation expense related to the vested options. Management estimates a further $10,323 in compensation expense to be recognized in 2007 when the options vest, subject to actual cancellations and forfeitures.

(f)

Pursuant to the terms of an investor relations agreement with a European public relations firm Small Cap Invest Ltd. (“Small Cap”), on May 16, 2006, the Company granted 300,000 stock options to a Managing Director of Small Cap. The options are exercisable at $0.50 per common share and expire May 16, 2008. In 2006, the Company recognized $48,654 in compensation expense related to the vested options. Management estimates a further $28,558 in compensation expense to be recognized in 2007 when the options vest, subject to actual cancellations and forfeitures.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16

For the years ended December 31, 2006, 2005 and 2004

8.

Stock-based compensation (continued)

(g)

On June 2, 2006, the Company granted 617,500 stock options to directors, officers, employees and consultants. The options are exercisable at $0.50 per common share and expire June 2, 2011. The Company fully expensed and recognized $225,676 in compensation expense related to these options in 2006.

(h)

On October 15, 2006, the Company granted 20,000 stock options to an officer of the Company. The options are exercisable at $0.28 per common share and expire October 15, 2009. In 2006, the Company recognized $325 in compensation expense related to these options. Management estimates a further $2,755 in compensation expense to be recognized in 2007, subject to actual cancellations and forfeitures.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk free interest rate	4%	3%	3%
Expected dividend yield	0%	0%	0%
Stock price volatility	90%	91%	98%
Expected life of options	4 years	3 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2006 is $0.32 (2005 -$0.15; 2004 – $0.11) per share.

9.

Income taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004
Rate	36.10%	37.60%	35.62%
Loss before income taxes	$ (1,029,687)	$ (730,719)	$ (227,265)

Income tax recovery at statutory rates	$ (371,717)	$ (274,750)	$ (80,906)
Stock-based compensation	142,027	16,835	18,689
Unrecognised benefit (use) of net operating losses carried forward	(156,071)	257,915	62,217

Future income tax recovery	$ (385,761)	$ -	$ -

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17

For the years ended December 31, 2006, 2005 and 2004

9.

Income taxes (continued)

The components of the future income tax assets are as follows:

	2006	2005
Future corporate tax rate	(34.1%)	(34.1%)
Future income tax assets:
Available non-capital losses	$451,000	$597,000
Unused earned depletion base	9,000	9,000
Canadian exploration expenses	(355,000)	12,000
Canadian development expenses	28,000	28,000
Foreign exploration and development expenses	417,000	417,000
Other	7,000	2,000
	557,000	1,065,000
Valuation allowance	(557,000)	(1,065,000)
Net future income tax assets	$–	$–

Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above tax based components has not been established. Accordingly, a 100% valuation allowance has been provided.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2016 through 2026. The exploration and development expenses can be carried forward indefinitely.

During the 2005 fiscal year, the Company issued 3,247,150 common shares on a flow-through basis for gross proceeds of $1,071,560. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants (Note 12 (b)). In conjunction with the renunciation, the Company paid $20,070 in Part XII.6 tax, which is a monthly tax based on the difference between the flow-through share tax deductions renounced effective December 31, 2005 and the eligible expenditures incurred.

10.

Related party transactions

The following transactions occurred with related parties:

(a)

During the year ended December 31, 2006, the Company paid or accrued $80,000 (2005 – $60,000; 2004 – $60,000) for management fees and $24,000 (2005 – $12,000; 2004 – $12,000) for administrative fees to a company owned by directors of the Company.

(b)

During the year ended December 31, 2006, the Company paid or accrued $nil (2005 – $nil; 2004 – $17,723) for rent to a company having a director in common.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18

For the years ended December 31, 2006, 2005 and 2004

10.

Related party transactions (continued):

(c)

During the year ended December 31, 2006, the Company paid or accrued $31,000 (2005 – $2,000; 2004 – $nil) for consulting fees to a company owned by a director of the Company.

(d)

During the year ended December 31, 2006, the Company paid or accrued $115,893 (2005 – $nil; 2004 – $nil) for consulting fees and $30,000 performance bonus for the Wyoming acquisition to a company owned by a director of the Company.

(e)

As at December 31, 2006, $7,859 (2005 – $nil, 2004 –$nil) was due to directors and officers of the Company. The amounts resulted from expense reimbursements and are unsecured and non-interest bearing with no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established by management to be fair value.

11.

Segmented information

The Company has one reportable operating segment, the acquisition and exploration of mineral properties. Geographical information is as follows:

	Property and equipment	Interest in mineral properties	Total assets	Loss for the year

2006
Canada	$ 11,057	$ 1,399,720	$ 5,645,826	$ 608,187
United States	7,879	1,214,024	1,286,792	35,739
West Africa	-	81,606	81,606	-
Total	$ 18,936	$ 2,695,350	$ 7,014,224	$ 643,926

2005
Canada	$ 8,355	$ 349,222	$ 1,997,196	$ 329,769
United States	-	19,916	19,916	400,950
Total	$ 8,355	$ 369,138	$ 2,017,112	$ 730,719

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19

For the years ended December 31, 2006, 2005 and 2004

12.

Commitments

(a)

On December 15, 2005, the Company entered into a contractor agreement with KAL Exploration Inc. (“KAL”), commencing January 1, 2006 for a 1 year period, whereby the Company will pay a maximum of $12,000 per month and a bonus payout of a maximum of $120,000 per year to KAL for consulting services. Pursuant to the contractor agreement, the Company granted KAL 500,000 stock options, exercisable at $0.36 per common share which expire on February 14, 2009.

(b)

During 2005, the Company obtained equity financing by completing a private placement whereby 3,247,150 flow-through common shares were issued for proceeds totaling $1,071,560.  The Company was committed to expending the funds on qualifying exploration in accordance with the provisions of the Canadian Income Tax Act. As at December 31, 2006, the Company had spent all funds relating to its 2005 flow-through commitments.

(c)

During the year ended December 31, 2006, the Company obtained equity financing by announcing a private placement whereby 900,000 flow-through common shares were issued for proceeds totalling $405,000.  The Company is committed to expending the funds on qualifying exploration in accordance with the provisions of the Canadian Income Tax Act.  As at December 31, 2006, the Company has $404,431 of cash on hand relating to its unexpended 2006 flow-through commitments, which the Company is committed to spend on or before December 31, 2007.

(d)

During the year ended December 31, 2006, the Company entered into an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain undertake a Work Program on claims located in Saskatchewan held by the Company (Note 13(d)).

(e)

During the year ended December 31, 2006, the Company entered into an investor’s relations agreement with Stirling, whereby the Company would pay Stirling $3,500 per month for a period of 3 months. Pursuant to the investor relations agreement, the Company granted Stirling 60,000 stock options exercisable at $0.51 and 50,000 stock options exercisable at $0.82 per common share.

(f)

During the year ended December 31, 2006, the Company entered into an investor relations agreement effective April 10, 2006, with Small Cap, whereby the Company would pay Small Cap 5,000 euros per month plus expenses, for a period of 1 year (terminable within any 15 day period after the first month). Pursuant to the investor relations agreement, the Company granted Small Cap 300,000 stock options exercisable at $0.50 per common share which expire 2 years from the date of grant.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20

For the years ended December 31, 2006, 2005 and 2004

13.

Subsequent events

The following events occurred subsequent to December 31, 2006:

a)

An aggregate of 382,000 stock options were exercised at a price of $0.15 and $0.32 per common share for gross proceeds of $ 57,980.

b)

The Company granted 700,000 stock options to directors, officers and employees of the Company, exercisable for a period of five years, at a price of $0.42 per share.

c)

The Company renewed an agreement with Coast Mountain for contracting services whereby Coast Mountain undertake a Work Program on claims located in Saskatchewan held by the Company. The Company advanced to Coast Mountain $130,000 pursuant to the terms of the agreement (Note 12(d)).

d)

The Company paid an additional US$100,000 in cash and issued 100,000 common shares at a value of $46,000 to Miller-Berdahl pursuant to the terms of the option agreement (Note 6(a)(ii)).

e)

The Company made an application to acquire eight prospecting permits in the Republic of Niger, and advanced a total of $27,894 in respect of this application.

f)

The Company entered into an agreement with Geotech Drilling Services Ltd. (“Geotech”) for contracting services whereby Geotech will perform exploration drilling services for Collins Bay, Saskatchewan Extension Project. The Company advanced to Geotech $125,000 pursuant to the terms of the agreement.

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP. A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in mineral properties:

Mineral interest costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2(g).  For US GAAP, mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.  In the event that mineral property acquisition costs are paid with Company shares, those shares are valued at market at the time the shares are due.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(a)

Interest in mineral properties (continued):

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral properties under option agreements, all option payments have been expensed to date.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis.  Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards.  Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these financial statements, the Company has made only option payments on its mineral properties and incurred exploration costs which have been expensed.

(b)

Stock-based compensation:

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)

Stock-based compensation (continued):

cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

However, commencing January 1, 2004 under Canadian GAAP the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment was required to reconcile to US GAAP.

Under SFAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black-Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No.123(R) (revised 2004), “Share-Based Payment.” SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company has determined that the adoption of SFAS No.123(R) has not resulted in any material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)

Stock-based compensation (continued):

In 2004, the Company re-priced 166,000 stock options, from $0.50 per share to $0.15 per share and 60,000 stock options, from $0.55 per share to $0.15 per share. The stock options were deemed to be a modification of options originally granted and as such are subject to variable accounting. Of the total 226,000 stock options which were re-priced, there were 150,000 (2005 - 222,400) which remained outstanding. As at December 31, 2006, the market price of the Company’s shares exceeded the exercise price of these stock options and accordingly, a compensation expense of $43,500 (2005 - $33,600; 2004 - $nil ) was recorded under US GAAP.

(c)

Earnings per share:

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow.  Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the years ended December 31, 2006, 2005 and 2004.

(d)

Income taxes:

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

(e)

Flow-through shares:

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation and filing of the appropriate tax documents.  Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares.  Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2006, 2005, and 2004, comprehensive loss equals the loss for the year.

(g)

Exploration stage company:

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(h)

Recent accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The implementation of SFAS No. 158 has not had any material impact on the Company’s financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. The Company is

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(h)

Recent accounting pronouncements (continued):

currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adoption of SAB No. 108 has not had a material effect on the Company’s consolidated financial statements.

(i)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		2006	2005
	Total assets, under Canadian GAAP	$ 7,014,224	$ 2,017,112
	Adjustment for interest in mineral properties (Note 14(a))	(2,695,350)	(369,138)
	Total assets, under US GAAP	$ 4,318,874	$ 1,647,974

(ii)	Share Capital
		2006	2005
	Total share capital, under Canadian GAAP	$ 10,626,485	$ 5,474,762
	Adjustment for flow though future income tax recovery (Note 14(e))	385,761	-
	Total share capital, under US GAAP	$ 11,012,246	$ 5,474,762

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(i)

Reconciliation (continued):

(iii)	Deficit
		2006	2005
	Deficit Canadian GAAP	$ (4,367,998)	$ (3,724,072)
	Variable accounting for repriced employee stock options(Note 14(b))	(43,500)	(33,600)
	Adjustment for flow though future income tax recovery (Note 14(e))	(385,761)	-
	Adjustment for interest in mineral properties (Note 14(a))	(2,695,350)	(369,138)
	Deficit, under US GAAP	$ (7,492,609)	$ (4,126,810)

(iv)	Contributed surplus
		2006	2005

	Contributed surplus Canadian GAAP (Note 7(g))	$ (493,670)	$ (143,669)
	Variable accounting for repriced employee stock options (Note 14(b))	(43,500)	(33,600)
	Contributed surplus, under US GAAP	$ (537,170)	$ (177,269)

(v)	Net loss and loss per share for the year
		Years ended December 31,
		2006	2005	2004

	Net loss for the year, under Canadian GAAP	$ (643,926)	$ (730,719)	$ (227,265)
	Adjustment for interest in mineral properties (Note 14(a))	(2,695,350)	(369,138)	–
	Adjustment for flow though future income tax recovery (Note 14(e))	(385,761)	–	–
	Variable accounting for repriced employee stock options (Note 14(b))	(43,500)	(33,600)	–
	Adjustment for intrinsic value method of accounting for employee stock options	–	–	52,497
	Net loss for the year, under US GAAP	$ (3,768,537)	$(1,133,457)	$ (174,768)

NORTHERN CANADIAN URANIUM INC.

(formerly Northern Canadian Minerals Inc.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27

For the years ended December 31, 2006, 2005 and 2004

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(i)

Reconciliation (continued):

Weighted average number of common shares outstanding under US GAAP, basic and diluted	21,229,719	6,513,212	4,420,377

Loss per share, basic and diluted under US GAAP (Note 14(c))	$ (0.18)	$ (0.17)	$ (0.04)

(vi)	Cash used in operating activities
		Years ended December 31,
		2006	2005	2004

	Cash used in operating activities, under Canadian GAAP	$ (612,651)	$ (191,782)	$ (196,514)
	Adjustment for flow though future income tax recovery (Note 14(e))	(385,761)	–	–
	Interest in mineral properties (Note 14(a))	(2,242,418)	(151,888)	–
	Cash used in operating activities, under US GAAP	$(3,240,830)	$ (343,670)	$ (196,514)

(vii)	Cash used in investing activities
		Years ended December 31,
		2006	2005	2004

	Cash used in investing activities, under Canadian GAAP	$ (5,928,802)	$ (158,004)	$ (3,389)
	Interest in mineral properties (Note 14(a))	2,242,418	151,888	–
	Cash used in investing activities, under US GAAP	$ (3,687,384)	$ (6,116)	$ (3,389)

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit Number	Description
1.1(1)	Certificate of Incorporation for Morocco Explorations Inc. dated May 12, 1987.
1.2(1)	Articles of Morocco Explorations Inc.
1.3(1)	Certificate of Name Change from Morocco Explorations Inc. to Mask Resources Inc. dated September 2, 1998.
1.4(1)	Memorandum and Articles of Mask Resources Inc.
1.5(1)	Certificate of Name Change from Mask Resources Inc. to American Nevada Gold Corp. dated September 30, 2002.
1.6(2)	Certificate of Name Change from American Nevada Gold Corp. to Northern Canadian Minerals Inc. dated July 19, 2004
1.7(2)	Articles of Northern Canadian Minerals Inc.
1.8	Certificate of Name Change from Northern Canadian Minerals Inc. to Northern Canadian Uranium Inc. dated April 5, 2007.
4.1(1)	Letter of Intent between American Nevada Gold Corp. and American Bonanza Gold Mining Corp. dated July 11, 2002.
4.2(1)	Option Agreement between American Nevada Gold Corp. and Bonanza Explorations Inc. dated September 27, 2002.
4.3(1)	2003 Stock Option Plan of American Nevada Gold Corp.
4.4(1)	Option Agreement dated November 19, 2002, between the Company and Hari B. Varshney.
4.5(1)	Option Agreement dated November 19, 2002, between the Company and Peeyush K. Varshney.
4.6(1)	Option Agreement dated November 19, 2002, between the Company and Marek Kreczmer.
4.7(1)	Option Agreement dated November 19, 2002, between the Company and Praveen K. Varshney.
4.8(1)	Option Agreement dated November 19, 2002, between the Company and Nilda Rivera.
4.9(1)	Option Agreement dated November 19, 2002, between the Company and Debbie Lew.
4.10(1)	Option Agreement dated November 19, 2002, between the Company and Harpreet Dhaliwal.
4.11(1)	Option Agreement dated November 19, 2002, between the Company and Bali Chowdhry.
4.12(1)	Option Agreement dated February 4, 2003, between the Company and Aly Mawji.

4.13(1)	Escrow Agreement (Surplus Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.14(1)	Escrow Agreement (Value Security) between American Nevada Gold Corp., Pacific Corporate Trust Company and Each of the Security Holders of the Issuer dated October 7, 2002.
4.15(1)	Management and Administrative Services Contract dated November 1, 2002, between American Nevada Gold Corp. and Varshney Capital Corp.
4.16(3)	Option agreement dated June 15, 2005 between the Company and Bullion Fund Inc.
4.17(3)	Contractor agreement dated December 15, 2005 between the Company and KAL Explorations Inc.
4.18	2005 Stock Option Plan
4.19	2007 Stock Option Plan
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification
14.1(1)	Independent Qualified Person’s Review and Engineering and Geological Reports dated October 9, 2002 and September 7, 2000 prepared by G.F. McArthur, P.Geo,
15.1(1)	Auditor’s Consent dated December 12, 2003

(1)

Incorporated by reference to Form 20-F filed on August 22, 2003.

(2)

Incorporated by reference to Form 20-F filed on July 7, 2005.

(3)

Incorporated by reference to Form 20-F filed on June 23, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTHERN CANADIAN URANIUM INC.

“Praveen K.  Varshney”

By:

Praveen K. Varshney

President & Chief Executive Officer

DATED:  July 13, 2007

Exhibit 1.8

DUPLICATE

BRITISH COLUMBIA

Number: BC0326511

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that NORTHERN CANADIAN MINERALS INC. changed its name to NORTHERN CANADIAN URANIUM INC. on April 5, 2007 at 03:17 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 5, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Exhibit 4.18

NORTHERN CANADIAN MINERALS INC.

2005 STOCK OPTION PLAN

PART 1

INTERPRETATION

1.01

Definitions.  In this Plan:

“Affiliate” means a company that is affiliated with another company as described in section 1.02 of this Plan;

“Associate” means, where used to indicate a relationship with any person:

(a)

a partner, other than a limited partner, of that person;

(b)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity;

(c)

a company in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the company; or

(d)

a relative, including the spouse or child, of that person or a relative of that person’s spouse, where the relative has the same home as that person;

and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship;

“Board” means the Board of Directors of the Company;

“Committee” means a committee of the Board appointed in accordance with section 3.01 to administer this Plan or, if no such committee is appointed, the Board itself;

“Company” means Northern Canadian Minerals Inc.;

“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(a)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(b)

provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company;

(c)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(d)

has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Directors” means directors, senior officers and Management Company Employees of the Company, or directors, senior officers and Management Company Employees of the Company’s subsidiaries to whom Options can be granted in reliance on a prospectus exemption under applicable securities laws;

“Discounted Market Price” means the Market Price less the discount set forth below, subject to a minimum price of $0.10:

Closing Price

Discount

up to $0.50

    25%

$0.51 to $2.00

    20%

above $2.00

    15%

or such other price as is prescribed by the Exchange from time to time as its “Discounted Market Price”;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by shareholders of the Company or their proxies at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders to whom Options may be granted pursuant to this Plan and their Associates and, for purposes of this Plan, holders of non-voting and subordinate voting securities (if any) will be given full voting rights on a resolution which requires disinterested shareholder approval;

“Employee” means:

(a)

an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week  providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exchange” means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading;

“Insider” means:

(a)

a director or senior officer of the Company;

(b)

a director or senior officer of a person that is itself an insider or subsidiary of the Company; or

(c)

a person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company; or

(d)

the Company itself if it holds any of its own securities;

“Management Company Employee” means an individual employed by a person, firm, corporation or other entity providing management services to the Company (other than investor relations services), which are required for the ongoing successful operation of the business enterprise of the Company;

“Market Price” means, subject to the exceptions prescribed by the Exchange from time to time, the last closing trading price of the Company’s Shares before either the issuance of the news release or the filing with the Exchange of a price reservation form required to fix the exercise price of the Options;

“Option” means an option to purchase a Share awarded to a Director, Employee or Consultant pursuant to this Plan and “Options” has a corresponding meaning;

“Optionee” means a Director, Employee or Consultant to whom Options are granted pursuant to this Plan;

“Plan” means this stock option plan as from time to time amended;

“Shares” means common shares without par value in the capital of the Company.

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings prescribed by the TSX Venture Exchange in its Corporate Finance Manual, as amended from time to time.

1.02

Affiliated Corporations.  For the purposes of this Plan, a corporation is an “Affiliate” of another corporation if:

(a)

One of them is the subsidiary of the other; or

(b)

each of them is controlled by the same corporation or individual.

1.03

Number and Gender.  In this Plan the singular of any term includes the plural and vice versa, and words importing the masculine gender shall be interpreted to include the feminine or neuter gender as the context requires.

PART 2

PURPOSE OF PLAN

2.01

Purpose.  The purpose of this Plan is to attract and retain Directors, Employees and Consultants and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through Options granted under this Plan to purchase Shares.  The Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in the value of the Shares to which they have contributed.

PART 3

GRANTING OF OPTIONS

3.01

Administration.  This Plan shall be administered by the Board or, if the Board so elects, by a committee consisting of not less than two (2) of its members appointed by the Board (the “Committee”).  Any Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  Once appointed, the Committee shall continue to serve until otherwise directed by the Board.  The Board may, from time to time, increase the size of the Committee and appoint additional members, remove members (with or without cause) and either appoint new members in their place or decrease the size of the Committee, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.  A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Part 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum.  Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to granting Options to him).

3.02

Committee’s Recommendations.  The Board may accept all or any part of the recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.  Such recommendations may include, but not be limited to, the following:

(a)

resolution of questions arising in respect of the administration, interpretation and application of the Plan;

(b)

reconciliation of any inconsistency or defect in the Plan in such manner and to such extent as shall reasonably be deemed necessary or advisable to carry out the purpose of the Plan;

(c)

determination of the Directors, Employees and Consultants (or their wholly-owned corporations) to whom, and when, Options should be granted, as well as the number of Shares subject to each Option;

(d)

determination of the terms and conditions of the option agreement to be entered into with any Optionee, consistent with this Plan; and

(e)

determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan.

3.03

Grant by Resolution.  The Board, on its own initiative or, if a Committee of the Board shall have been appointed for the purpose of administering this Plan, upon the recommendation of such Committee, may by resolution designate those Directors, Employees and Consultants to whom Options shall be granted.

3.04

Terms of Options.  The resolution of the Board shall specify the number of Options to purchase Shares that shall be granted to each Optionee, the price per Share to be paid upon exercise of the Options, and the period during which such Options may be exercised, and may also stipulate a vesting period or schedule respecting the Options.

3.05

Option Certificates.  Every Option granted under this Plan shall be evidenced by a certificate issued by the Company to the Optionee, the provisions of which shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of any Option certificate and this Plan, the terms of this Plan shall govern.

3.06

Regulatory Approvals.  The granting of any Options is subject to receipt by the Company of any and all regulatory approvals which may be required under applicable securities laws and the policies of the Exchange.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price.  The exercise price of an Option granted under this Plan shall not be less than the Discounted Market Price, provided that if Options are granted within 90 days of a distribution of Shares (or shares and other securities) of the Company by way of a prospectus, the minimum exercise price of those Options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution.  The 90 day period shall be calculated from the date a final receipt is issued for the prospectus unless the prospectus qualifies the distribution of Shares underlying special warrants, in which case the 90 day period shall be calculated from the date of closing of the private placement of special warrants.

95

4.02

Expiry Date.  Each Option shall, unless sooner terminated, expire on a date to be determined by the Board at the time of grant; provided that if the Company is a Tier 2 Issuer, the maximum exercise period shall be five years from the date of grant, and if the Company is a Tier 1 Issuer, the maximum exercise period shall be ten years from the date of grant.

4.03

Different Exercise Periods, Prices and Number.  The Board may, in its absolute  discretion, at the time of granting Options under this Plan, specify different exercise prices, numbers of Shares, expiry dates and vesting periods respecting such Options without regard to terms of any other Options granted hereunder either previously or concurrently.

4.04

Limitations on Number of Options Granted to Individual Optionees.  The number of Shares reserved for issuance to any one Optionee pursuant to Options granted to such Optionee during any 12 month period shall not exceed 5% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to any one Optionee who is a Consultant pursuant to Options granted to such Consultant during any 12 month period shall not exceed 2% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to Employees and Consultants who are engaged or employed in investor relations activities during any 12 month period shall not exceed in the aggregate 2% of the issued and outstanding Shares, calculated at the date such Options are granted.

4.05

Death of Optionee.  If an Optionee dies prior to the expiry of his Options, his legal representatives, heirs or administrators may, by the earlier of:

(a)

one year from the date of the Optionee’s death (or such lesser period as may be specified by the Board at the time of granting of the Options); and

(b)

the expiry date of the Options;

exercise all or any portion of such Options.

4.06

Termination or Cessation Prior to Expiry.  If an Optionee ceases to be a Director, Employee or Consultant for any reason other than death, such Optionee’s Options shall terminate as specified by the Board at the time of granting the Option; provided that if the Company is a Tier 2 Issuer and no earlier date is stipulated at the time of grant, such Options shall terminate 90 days after such Optionee ceases to be a Director, Employee or Consultant or, if the Optionee was employed or engaged in investor relations activities, such Options shall terminate 30 days after the termination of such Optionee.  All rights to purchase Shares under such Options shall be of no further force or effect from and after the date of termination.

4.07

Assignment.  No Options granted under this Plan or any rights thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession.

4.08

Notice.  Options shall be exercised only in accordance with the terms and conditions of this Plan and the Option certificates evidencing such Options and shall be exercisable only by notice in writing to the Company at such office as is designated by the Company.

4.09

Payment.  Subject to any vesting requirements described in each individual option agreement, Options may be exercised in whole or in part at any time prior to their expiry or termination.  The aggregate exercise price of any Options shall be paid for in full concurrently with the delivery of the notice of exercise by certified cheque or bank draft.

4.10

Share Certificate.  Within a reasonable time after due exercise of any Options, the Company shall issue to the Optionee a share certificate representing the Shares with respect to which the Options has been exercised.  Until such share certificate is issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Options.  No adjustment will be made for a dividend or other right for which the record date to determine the shareholders eligible to receive such dividend or right precedes the date the share certificate is issued, except as provided in Part 6 hereof.

4.11

Vesting.  Subject to the discretion of the Board, the Options granted to an Optionee under this Plan shall fully vest on the date of grant of such Options.  In accordance with the policies of the Exchange, and subject to their approval to the contrary, Options issued to Consultants providing investor relations services must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with no more than ¼ of the Options vesting in any 3 month period.

4.12

Hold Periods.

In addition to any resale restrictions under applicable legislation, all Options granted hereunder and all Shares issued on the exercise of such Options will be subject to a four month Exchange hold period from the date the Options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date].”

Provided that if the Company is a Tier 1 Issuer, the Company may grant Options without imposing the Exchange hold period if the exercise price of the Options is set at or above the Market Price.

4.13

Form for Non-Individuals.  If a proposed Optionee is a corporation or is otherwise not an individual, it must provide the Exchange with a completed Form 4F – Certification and Undertaking Required from a Company Granted an Incentive Stock Option, or any amended or replacement form.

4.14

Bona Fide Optionee. The Company shall represent that, for the grant of Options under this Plan to an Optionee who is an Employee, Consultant or Management Company Employee, such Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.01

Maximum Number of Shares Reserved Under Plan.  The aggregate number of Shares which may be reserved for issuance pursuant to the exercise of Options granted under this Plan shall not exceed 10% of the issued and outstanding shares of the Company from time to time. Such number of Shares is subject to adjustment in accordance with Part 6 hereof.  Any Shares reserved for issuance pursuant to the exercise of stock options granted by the Company prior to this Plan coming into effect and which are outstanding on the date on which this Plan comes into effect shall be included in determining the number of Shares reserved for issuance hereunder as if such stock options were granted under this Plan. The terms of this Plan shall not otherwise govern such pre-existing stock options.

5.02

Sufficient Authorized Shares to be Reserved.  If the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan.  Shares that were the subject of Options that have expired or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

5.03

Disinterested Shareholder Approval.  Unless Disinterested Shareholder Approval is obtained, under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed Options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result in or allow at any time:

(a)

the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding Shares at the time of granting the Options;

(b)

the issuance to Insiders, within a twelve month period, of a number of Shares exceeding 10% of the outstanding Shares at the time of granting the Options; or

(c)

if the Company is or becomes a Tier 1 Issuer, the issuance to any one Insider and such Insider’s Associates, within any twelve month period, of a number of Shares exceeding 5% of the outstanding Shares at the time of granting the Options (the Company being prohibited from exceeding such 5% limit in any twelve month period for so long as the Company is a Tier 2 Issuer); or

(d)

any reduction in the exercise price of Options granted to any person who is an  Insider at the time of the proposed reduction.

PART 6

ADJUSTMENTS TO SHARE CAPITAL

6.01

Share Consolidation or Subdivision.  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option shall be correspondingly adjusted.

6.02

Stock Dividend.  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Reorganization.  Subject to any required action by its shareholders, if the Company shall be a party to a reorganization, merger, dissolution or sale or lease of all or substantially all of its assets, whether or not the Company is the surviving entity, the Option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital stock of the Company subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets, provided however that the Company may satisfy any obligations to an Optionee hereunder by paying to the said Optionee in cash the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.  Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee thereof shall be binding and conclusive.

6.04

Rights Offering.  If at any time the Company grants to the holders of its capital stock rights to subscribe for and purchase pro rata additional securities of the Company or of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Option in consequence thereof and the said stock Option of the Optionee shall remain unaffected.

PART 7

APPLICATION OF EXCHANGE POLICIES AND SECURITIES REGULATIONS

7.01

Exchange Policies  and Securities Rules  Apply.  This Plan and the granting and exercise of any Options hereunder are subject to such policies as are prescribed by the Exchange and all applicable securities laws, rules and regulations.  In the event of an inconsistency between the provisions of such policies, laws, rules and regulations and of this Plan, the provisions of such policies, laws, rules and regulations shall govern.

PART 8

AMENDMENT OF PLAN

8.01

Board May Amend.  Subject to Part 5 the Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the Optionees concerned, affect the terms and conditions of Options previously granted under this Plan which have not then been exercised or terminated.

8.02

Exchange Approval.  No material amendment to this Plan shall become effective until accepted for filing by the Exchange.

PART 9

MISCELLANEOUS PROVISIONS

9.01

Other Plans Not Affected.  This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Employees and Consultants.

9.02

Effective Date of Plan.  This Plan was adopted by the Board on October 5, 2005.  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company (i.e. by the holders of a majority of the Company’s securities present or represented, and entitled to vote at a meeting of shareholders duly held) which, if required under Exchange policies, shall be by way of Disinterested Shareholder Approval.  Options may be granted under this Plan prior to acceptance for filing by the Exchange and receipt of shareholder approval, provided that no such Options may be exercised until both Exchange acceptance and shareholder approval are obtained.

9.03

Headings.  The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

9.04

Number and Gender.  All references to the singular herein shall be construed to mean the plural and vice-versa, and all references to the masculine gender herein shall be construed to include the feminine and neuter genders, all as the context requires.

9.05

No Obligation to Exercise.  Optionees shall be under no obligation to exercise Options granted under this Plan.

9.06

Termination of Plan.  This Plan shall only terminate pursuant to a resolution of the Board or the Company’s shareholders.

END OF PLAN

Exhibit 4.19

NORTHERN CANADIAN URANIUM INC.

2007 STOCK OPTION PLAN

PART 1

INTERPRETATION

1.01

Definitions.  In this Plan:

“Affiliate” means a company that is affiliated with another company as described in section 1.02 of this Plan;

“Associate” means, where used to indicate a relationship with any person:

(a)

a partner, other than a limited partner, of that person;

(b)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity;

(c)

a company in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the company; or

(d)

a relative, including the spouse or child, of that person or a relative of that person’s spouse, where the relative has the same home as that person;

and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship;

“Board” means the Board of Directors of the Company;

“Committee” means a committee of the Board appointed in accordance with section 3.01 to administer this Plan or, if no such committee is appointed, the Board itself;

“Company” means Northern Canadian Uranium Inc.;

“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(a)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(b)

provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company;

(c)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(d)

has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Directors” means directors, senior officers and Management Company Employees of the Company, or directors, senior officers and Management Company Employees of the Company’s subsidiaries to whom Options can be granted in reliance on a prospectus exemption under applicable securities laws;

“Discounted Market Price” means the Market Price less the discount set forth below, subject to a minimum price of $0.10:

Closing Price

Discount

up to $0.50

    25%

$0.51 to $2.00

    20%

above $2.00

    15%

or such other price as is prescribed by the Exchange from time to time as its “Discounted Market Price”;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by shareholders of the Company or their proxies at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders to whom Options may be granted pursuant to this Plan and their Associates and, for purposes of this Plan, holders of non-voting and subordinate voting securities (if any) will be given full voting rights on a resolution which requires disinterested shareholder approval;

“Employee” means:

(a)

an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week  providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exchange” means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading;

“Insider” means:

(a)

a director or senior officer of the Company;

(b)

a director or senior officer of a person that is itself an insider or subsidiary of the Company; or

(c)

a person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company; or

(d)

the Company itself if it holds any of its own securities;

“Management Company Employee” means an individual employed by a person, firm, corporation or other entity providing management services to the Company (other than investor relations services), which are required for the ongoing successful operation of the business enterprise of the Company;

“Market Price” means, subject to the exceptions prescribed by the Exchange from time to time, the last closing trading price of the Company’s Shares before either the issuance of the news release or the filing with the Exchange of a price reservation form required to fix the exercise price of the Options;

“Option” means an option to purchase a Share awarded to a Director, Employee or Consultant pursuant to this Plan and “Options” has a corresponding meaning;

“Optionee” means a Director, Employee or Consultant to whom Options are granted pursuant to this Plan;

“Plan” means this stock option plan as from time to time amended;

“Shares” means common shares without par value in the capital of the Company.

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings prescribed by the TSX Venture Exchange in its Corporate Finance Manual, as amended from time to time.

1.02

Affiliated Corporations.  For the purposes of this Plan, a corporation is an “Affiliate” of another corporation if:

(a)

One of them is the subsidiary of the other; or

(b)

each of them is controlled by the same corporation or individual.

1.03

Number and Gender.  In this Plan the singular of any term includes the plural and vice versa, and words importing the masculine gender shall be interpreted to include the feminine or neuter gender as the context requires.

PART 2

PURPOSE OF PLAN

2.01

Purpose.  The purpose of this Plan is to attract and retain Directors, Employees and Consultants and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through Options granted under this Plan to purchase Shares.  The Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in the value of the Shares to which they have contributed.

PART 3

GRANTING OF OPTIONS

3.01

Administration.  This Plan shall be administered by the Board or, if the Board so elects, by a committee consisting of not less than two (2) of its members appointed by the Board (the “Committee”).  Any Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  Once appointed, the Committee shall continue to serve until otherwise directed by the Board.  The Board may, from time to time, increase the size of the Committee and appoint additional members, remove members (with or without cause) and either appoint new members in their place or decrease the size of the Committee, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.  A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Part 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum.  Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to granting Options to him).

3.02

Committee’s Recommendations.  The Board may accept all or any part of the recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.  Such recommendations may include, but not be limited to, the following:

(a)

resolution of questions arising in respect of the administration, interpretation and application of the Plan;

(b)

reconciliation of any inconsistency or defect in the Plan in such manner and to such extent as shall reasonably be deemed necessary or advisable to carry out the purpose of the Plan;

(c)

determination of the Directors, Employees and Consultants (or their wholly-owned corporations) to whom, and when, Options should be granted, as well as the number of Shares subject to each Option;

(d)

determination of the terms and conditions of the option agreement to be entered into with any Optionee, consistent with this Plan; and

(e)

determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan.

3.03

Grant by Resolution.  The Board, on its own initiative or, if a Committee of the Board shall have been appointed for the purpose of administering this Plan, upon the recommendation of such Committee, may by resolution designate those Directors, Employees and Consultants to whom Options shall be granted.

3.04

Terms of Options.  The resolution of the Board shall specify the number of Options to purchase Shares that shall be granted to each Optionee, the price per Share to be paid upon exercise of the Options, and the period during which such Options may be exercised, and may also stipulate a vesting period or schedule respecting the Options.

3.05

Option Certificates.  Every Option granted under this Plan shall be evidenced by a certificate issued by the Company to the Optionee, the provisions of which shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of any Option certificate and this Plan, the terms of this Plan shall govern.

3.06

Regulatory Approvals.  The granting of any Options is subject to receipt by the Company of any and all regulatory approvals which may be required under applicable securities laws and the policies of the Exchange.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price.  The exercise price of an Option granted under this Plan shall not be less than the Discounted Market Price, provided that if Options are granted within 90 days of a distribution of Shares (or shares and other securities) of the Company by way of a prospectus, the minimum exercise price of those Options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution.  The 90 day period shall be calculated from the date a final receipt is issued for the prospectus unless the prospectus qualifies the distribution of Shares underlying special warrants, in which case the 90 day period shall be calculated from the date of closing of the private placement of special warrants.

4.02

Expiry Date.  Each Option shall, unless sooner terminated, expire on a date to be determined by the Board at the time of grant; provided that if the Company is a Tier 2 Issuer, the maximum exercise period shall be five years from the date of grant, and if the Company is a Tier 1 Issuer, the maximum exercise period shall be ten years from the date of grant.

4.03

Different Exercise Periods, Prices and Number.  The Board may, in its absolute  discretion, at the time of granting Options under this Plan, specify different exercise prices, numbers of Shares, expiry dates and vesting periods respecting such Options without regard to terms of any other Options granted hereunder either previously or concurrently.

4.04

Limitations on Number of Options Granted to Individual Optionees.  The number of Shares reserved for issuance to any one Optionee pursuant to Options granted to such Optionee during any 12 month period shall not exceed 5% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to any one Optionee who is a Consultant pursuant to Options granted to such Consultant during any 12 month period shall not exceed 2% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to Employees and Consultants who are engaged or employed in investor relations activities during any 12 month period shall not exceed in the aggregate 2% of the issued and outstanding Shares, calculated at the date such Options are granted.

4.05

Death of Optionee.  If an Optionee dies prior to the expiry of his Options, his legal representatives, heirs or administrators may, by the earlier of:

(a)

one year from the date of the Optionee’s death (or such lesser period as may be specified by the Board at the time of granting of the Options); and

(b)

the expiry date of the Options;

exercise all or any portion of such Options.

4.06

Termination or Cessation Prior to Expiry.  If an Optionee ceases to be a Director, Employee or Consultant for any reason other than death, such Optionee’s Options shall terminate as specified by the Board at the time of granting the Option; provided that if the Company is a Tier 2 Issuer and no earlier date is stipulated at the time of grant, such Options shall terminate 90 days after such Optionee ceases to be a Director, Employee or Consultant or, if the Optionee was employed or engaged in investor relations activities, such Options shall terminate 30 days after the termination of such Optionee.  All rights to purchase Shares under such Options shall be of no further force or effect from and after the date of termination.

4.07

Assignment.  No Options granted under this Plan or any rights thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession.

4.08

Notice.  Options shall be exercised only in accordance with the terms and conditions of this Plan and the Option certificates evidencing such Options and shall be exercisable only by notice in writing to the Company at such office as is designated by the Company.

4.09

Payment.  Subject to any vesting requirements described in each individual option agreement, Options may be exercised in whole or in part at any time prior to their expiry or termination.  The aggregate exercise price of any Options shall be paid for in full concurrently with the delivery of the notice of exercise by certified cheque or bank draft.

4.10

Share Certificate.  Within a reasonable time after due exercise of any Options, the Company shall issue to the Optionee a share certificate representing the Shares with respect to which the Options has been exercised.  Until such share certificate is issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Options.  No adjustment will be made for a dividend or other right for which the record date to determine the shareholders eligible to receive such dividend or right precedes the date the share certificate is issued, except as provided in Part 6 hereof.

4.11

Vesting.  Subject to the discretion of the Board, the Options granted to an Optionee under this Plan shall fully vest on the date of grant of such Options.  In accordance with the policies of the Exchange, and subject to their approval to the contrary, Options issued to Consultants providing investor relations services must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with no more than ¼ of the Options vesting in any 3 month period.

4.12

Hold Periods.

In addition to any resale restrictions under applicable legislation, all Options granted hereunder and all Shares issued on the exercise of such Options will be subject to a four month Exchange hold period from the date the Options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date].”

Provided that if the Company is a Tier 1 Issuer, the Company may grant Options without imposing the Exchange hold period if the exercise price of the Options is set at or above the Market Price.

4.13

Form for Non-Individuals.  If a proposed Optionee is a corporation or is otherwise not an individual, it must provide the Exchange with a completed Form 4F – Certification and Undertaking Required from a Company Granted an Incentive Stock Option, or any amended or replacement form.

4.14

Bona Fide Optionee. The Company shall represent that, for the grant of Options under this Plan to an Optionee who is an Employee, Consultant or Management Company Employee, such Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.01

Maximum Number of Shares Reserved Under Plan.  The aggregate number of Shares which may be reserved for issuance pursuant to the exercise of Options granted under this Plan shall not exceed 10% of the issued and outstanding shares of the Company from time to time. Such number of Shares is subject to adjustment in accordance with Part 6 hereof.  Any Shares reserved for issuance pursuant to the exercise of stock options granted by the Company prior to this Plan coming into effect and which are outstanding on the date on which this Plan comes into effect shall be included in determining the number of Shares reserved for issuance hereunder as if such stock options were granted under this Plan. The terms of this Plan shall not otherwise govern such pre-existing stock options.

5.02

Sufficient Authorized Shares to be Reserved.  If the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan.  Shares that were the subject of Options that have expired or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

5.03

Disinterested Shareholder Approval.  Unless Disinterested Shareholder Approval is obtained, under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed Options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result in or allow at any time:

(a)

the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding Shares at the time of granting the Options;

(b)

the issuance to Insiders, within a twelve month period, of a number of Shares exceeding 10% of the outstanding Shares at the time of granting the Options; or

(c)

if the Company is or becomes a Tier 1 Issuer, the issuance to any one Insider and such Insider’s Associates, within any twelve month period, of a number of Shares exceeding 5% of the outstanding Shares at the time of granting the Options (the Company being prohibited from exceeding such 5% limit in any twelve month period for so long as the Company is a Tier 2 Issuer); or

(d)

any reduction in the exercise price of Options granted to any person who is an  Insider at the time of the proposed reduction.

PART 6

ADJUSTMENTS TO SHARE CAPITAL

6.01

Share Consolidation or Subdivision.  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option shall be correspondingly adjusted.

6.02

Stock Dividend.  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Reorganization.  Subject to any required action by its shareholders, if the Company shall be a party to a reorganization, merger, dissolution or sale or lease of all or substantially all of its assets, whether or not the Company is the surviving entity, the Option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital stock of the Company subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets, provided however that the Company may satisfy any obligations to an Optionee hereunder by paying to the said Optionee in cash the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.  Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee thereof shall be binding and conclusive.

6.04

Rights Offering.  If at any time the Company grants to the holders of its capital stock rights to subscribe for and purchase pro rata additional securities of the Company or of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Option in consequence thereof and the said stock Option of the Optionee shall remain unaffected.

PART 7

APPLICATION OF EXCHANGE POLICIES AND SECURITIES REGULATIONS

7.01

Exchange Policies and Securities Rules Apply.  This Plan and the granting and exercise of any Options hereunder are subject to such policies as are prescribed by the Exchange and all applicable securities laws, rules and regulations.  In the event of an inconsistency between the provisions of such policies, laws, rules and regulations and of this Plan, the provisions of such policies, laws, rules and regulations shall govern.

PART 8

AMENDMENT OF PLAN

8.01

Board May Amend.  Subject to Part 5 the Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the Optionees concerned, affect the terms and conditions of Options previously granted under this Plan which have not then been exercised or terminated.

8.02

Exchange Approval.  No material amendment to this Plan shall become effective until accepted for filing by the Exchange.

PART 9

MISCELLANEOUS PROVISIONS

9.01

Other Plans Not Affected.  This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Employees and Consultants.

9.02

Effective Date of Plan.  This Plan was adopted by the Board on October 5, 2005.  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company (i.e. by the holders of a majority of the Company’s securities present or represented, and entitled to vote at a meeting of shareholders duly held) which, if required under Exchange policies, shall be by way of Disinterested Shareholder Approval.  Options may be granted under this Plan prior to acceptance for filing by the Exchange and receipt of shareholder approval, provided that no such Options may be exercised until both Exchange acceptance and shareholder approval are obtained.

9.03

Headings.  The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

9.04

Number and Gender.  All references to the singular herein shall be construed to mean the plural and vice-versa, and all references to the masculine gender herein shall be construed to include the feminine and neuter genders, all as the context requires.

9.05

No Obligation to Exercise.  Optionees shall be under no obligation to exercise Options granted under this Plan.

9.06

Termination of Plan.  This Plan shall only terminate pursuant to a resolution of the Board or the Company’s shareholders.

END OF PLAN

Exhibit 12.1

CERTIFICATION

I, Praveen Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Northern Canadian Uranium Inc.;

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

“Praveen Varshney”

Date:  July 13, 2007

_____________________________________

Praveen Varshney

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Praveen Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Northern Canadian Uranium Inc.;

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

“Praveen Varshney”

Date:  July 13, 2007

__________________________________

Praveen Varshney

Acting as Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Uranium Inc. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Praveen Varshney”

Date:

July 13, 2007

_________________________________________

Praveen Varshney

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Northern Canadian Uranium Inc. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, Acting as Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Praveen Varshney”

Date:

July 13, 2007

__________________________________

Praveen Varshney

Acting as Chief Financial Officer

(Principal Financial Officer)

